SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __  No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____)

Table of contents

●	Interim Consolidated Report as of June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: August 31 2022

Eni

Interim Consolidated Report
as of June 30, 2022

Mission

We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient and sustainable access to energy for all.
Our work is based on passion and innovation,
on our unique strengths and skills,
on the equal dignity of each person,
recognizing diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Eni

Interim Consolidated Report as of June 30, 2022

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, dividends, buy-back programs, allocation of future cash flow from operations, financial structure evolution, future operating performance, targets of production and sale growth and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease; the timing of bringing new oil and gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and oil and natural gas pricing; operational problems; general macroeconomic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors. “Eni” means the parent company Eni SpA and its consolidated subsidiaries. For the Glossary see website eni.com.

4	Eni Interim Consolidated Report 2022

Highlights

  Financial performance

●	Despite rising systemic risks in connection with Russia’s military aggression of Ukraine and a slowdown in the economy, the results of the first half 2022 were driven by a context characterized by strengthened commodities prices: the Brent crude oil grew from 65 $/barrel in the first half of 2021, to 108 $/barrel in the first half of 2022 (up 66%); gas prices in Europe reported a fivefold increase. The refining scenario in the European/Mediterranean area also featured a SERM benchmark at very profitable levels (8.2 $/barrel on average in the first half of 2022 compared to -0.5 $/barrel on average in the same period of 2021) thanks to a tight physical market and better fundamentals.
●	The Group’s adjusted operating profit grew to €11 billion, improving by €7.7 billion vs. the first half of 2021, driven by:
-	E&P, which delivered an EBIT of €9.25 billion, +187% vs. the comparative period, driven by an ongoing recovery in the oil scenario and by cost discipline;
-	R&M business, which reported an EBIT of €1 billion (a loss of €171 million in the first half of 2021) driven by strong refining margins but outperforming, thanks to higher utilization rate, output optimization, efficiency measures to address utilities costs, and despite the higher expenses required to replace Russian crudes in our refinery slate;
-	GGP segment: EBIT was €917 million (at break-even in the first half of 2021), following the significant increase in the price scenario and the impact of optimizations and the diversified price indexations;
-	the steady results of Plenitude with an EBIT of €251 million, substantially in line, thanks to the ramp-up of the volumes produced of renewable energy, the higher wholesale prices, as well as the effective customer base management.

On the other side:

-	the Chemical business reported an EBIT of €10 million in reduction compared to the first half 2021 (down by €231 million), negatively impacted by the rising prices of oil-based feedstock and higher industrial utilities costs indexed to natural gas prices, partly offset by the efficiency initiatives and the substantially stable polymers margins.
●	Adjusted net profit: €7.08 billion, up by €5.9 billion from the first half of 2021, thanks to the operating performance, the significantly higher results at equity-accounted JVs and associates (over €1 billion) and trends in the Group adjusted tax rate (38% in the first half 2022 compared to 58% recorded in the first half 2021) that excludes an Italian windfall tax levied on energy companies for fiscal year 2022.
●	Cash flow from operations before changes in working capital at replacement cost: €10.8 billion, more than doubling y-o-y. After funding net capex of €3.44 billion, (up 18% y-o-y) the Group realized an organic free cash flow of about €5 billion.
●	Organic portfolio: net cash out of €0.9 billion, including acquired debt, fully addressed to the accelerated growth of the renewables portfolio.
●	Net borrowing ex IFRS 16 as of June 30, 2022, was €7.9 billion down by €1.1 billion compared to December 31, 2021, and the Group leverage stood at 0.15 versus 0.20 as of December 31, 2021.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	5

  Eni’s shareholders remuneration

●	Dividend distribution: in May Eni paid its final 2021 dividend of €0.43 per share, amounting to €1.52 billion. The first quarterly instalment of 2022 dividend of €0.22 per share will be paid in September 2022.
●	Buy-back program: based on the authorization granted by the Shareholders Meeting on May 11, 2022, the Board of Directors approved a new share purchase program to be executed through April 2023, providing for a minimum outlay of €1.1 billion and a possible upside up to €2.5 billion depending on trends in the scenario.
●	The 2022 buy-back program commenced at the end of May and through July 29, 2022, 33.4 million shares have been purchased for a cash outlay of €400 million. Following the Board’s revised outlook for the Brent crude oil prices, now expected at 105 $/bbl average for the full year 2022 and reflecting the effects of the stronger US dollar plus broader strength in the Group’s cash flows the buy-back commitment has been raised by €1.3 billion to €2.4 billion.

  Strengthening the natural gas portfolio

●	Secured alternative sources of gas supply to Italy and Europe by leveraging Eni’s strong strategic alliances, accelerating a key component of Eni’s long-term strategy, where equity gas will progressively play a major role.
●	New supply agreements with Algeria, Egypt and Congo were signed and additional opportunities may also arise in other countries in our global gas portfolio: including Libya, Angola, Mozambique, Indonesia and Italy.
●	The initiatives are designed to deliver up to an equivalent of 100% of Russia’s 20 billion cubic meters of annual gas import to the Italian market secured by 2025.
●	In June, Eni entered in the Qatar’s North Field East project, the world’s largest LNG project, expanding its presence in the Middle East and gaining access to a leading LNG producer country.

  Operating performance

●	Hydrocarbon production: 1.62 million boe/d. Production was supported by ramp-ups in Indonesia, the progressive easing of OPEC+ production quotas, higher activity levels in Algeria and Angola, while Italy and the UK benefitted of a lower maintenance activity compared to the first half of 2021. These positives were offset by force majeure in Kazakhstan, Libya and Nigeria.
●	In the first half of 2022 added about 300 million boe of new resources to reserve base. Main discoveries were made close to existing assets and facilities as part of our fast-track development model: in Algeria, near to the Bir Rebaa North field complex and in the Berkine North basin, in Angola Block 15/06 in particular with the incremental result of the appraisal well Ndungu-2 and in Abu Dhabi with the well XF-002. In addition, findings in the Meleiha concessions, in Egypt’s Western Desert, have already been tied to existing production facilities.
●	Appraisal of the Baleine discovery with the well Baleine East-1X in Block CI-802, increasing the potential mineral resources of the area to 2.5 bbbl and 3.3 Tcf of associated gas in place. The well has been successfully tested, allowing the optimization of ongoing and future development plans.
●	Start-up off Angola: the Ndungu field started production by hooking it up to the Ngoma Floating Production Storage and Offloading (FPSO) located in the operated Block 15/06.
●	Started the commissioning of the Coral Sul Floating Liquefied Natural Gas (FLNG) vessel, offshore Mozambique, by safely achieving the introduction of natural gas from the Coral South reservoir into the treatment plant. First LNG cargo is scheduled for the second half of 2022.
●	Exploration portfolio enhanced with around 5,900 square kilometers of new permits in Algeria, Norway and the Ivory Coast.

6	Eni Interim Consolidated Report 2022

●	As of June 30, 2022, the Group’s installed capacity from renewables was 1.6 GW. Capacity increased by 33% from December 31, 2021, (1.2 GW). The Group’s energy production from renewable sources amounted to 1,366 GWh, up by 17% from December 31, 2021 (1,166 GWh).
●	Completed the construction of an oilseed collection and pressing plant (agri-hub) in Makueni, Kenya and started the production of the first vegetable oil for bio-refineries. The first agri-hub will have an installed capacity of 15,000 tons with an expected production of 2,500 tons in 2022.
●	Inaugurated the Badamsha 2 Wind Farm located in the Aktobe Region, Kazakhstan, the second wind installation in the region resulting in a doubling of the installed capacity of Badamsha 1 project (48 MW, for a total amount of 96 MW installed in the Country).

Business developments:

●	On August 2, 2022, started operations at Azule Energy, the equally-owned joint venture by bp and Eni. Azule Energy combines both companies’ Angolan upstream, LNG and solar businesses and is the Angola’s largest independent oil and gas producer.

●	Completed with the equity fund HitecVision the listing of Vår Energi on the Oslo stock exchange, the largest O&G IPO in Europe in 15 years, placing an interest of 16.2% of the investee’s share capital.

●	Signed agreements in Mozambique and Benin to develop the projects of circular economy and of agriculture that do not compete with the food chain to supply green feedstock to Eni’s biorefineries. Those agreements also included initiatives intended to preserve forests and to decarbonize the local energy mix.

●	The HyNet North-West project received 19 expressions of interest by industrial companies willing to have their emissions captured, transported and stored in Eni UK’s depleted hydrocarbon reservoirs. The project is being developed by a multi-partner consortium led by Eni UK to build a carbon capture and storage (CCS) hub.

●	In July, reached the final investment decision (FID) by New Gas Consortium (Eni 25.6%, operator) for the development of the Quiluma and Maboqueiro fields in Angola. The project, first non-associated gas development in the Country, is planned to start-up in 2026 with an expected production plateau at 330 mmcf/d.

●	In July, signed with Sonatrach, Oxy and TotalEnergies a new Production Sharing Contract (PSC) for the 404 and 208 blocks located in the Berkine basin in Algeria. This will allow to boost investments, increasing the fields’ reserves while enabling future valorization of associated gas, available for export, further contributing to the diversification of gas supplies to Europe.

●	Solenova, a venture equally owned by Eni and the Angolan national oil company Sonangol, commenced construction of the Country’s first photovoltaic project in Caraculo, with a targeted generation capacity of 50 MW, being the first phase of 25 MW.

●	Signed with Sonatrach a MoU to evaluate viability of a green hydrogen project at the Bir Rebaa North concession, to enable decarbonizing the operations of the gas complex.

●	Announced the establishment of a Sustainable Mobility company that will enhance value by integrating our biorefineries, strong customer base and our network of multi-energy, multi-service outlets.

●	Signed agreements with the Italian companies “SEA” and “Aeroporti di Roma” managing the main national airports to speed up the decarbonization both of the airline sector and of ground operations by using Eni sustainable fuels (SAF and HVO).

●	In June, the first Eni-branded hydrogen refuelling station was inaugurated in Venice Mestre. The station is equipped with two dispensing points with a capacity of over 100 kg/day, where vehicles or buses could be filled in about 5 minutes.

●	Enjoy, Eni’s car sharing service, introduced in the City of Turin the first 100 new XEV YOYO city cars among its fleet. The XEV YOYO is a fully electric city car designed for battery swapping, which can be done in just a few minutes.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	7

●	Signed a cooperation agreement with Iveco to develop an integrated sustainable mobility platform for commercial fleets by offering innovative vehicles powered by biofuels and other sustainable energy vectors, as well as the related supply infrastructure.

●	Versalis, Eni’s chemical company, has agreed to terms with Forever Plast, to acquire a license to build a mechanical recycling unit for post-consumer plastics from waste, capable of manufacturing 50 ktonnes/year of recycled polymer compounds. The expected start-up is in 2024 and the plant will be located in Porto Marghera contributing to the progressive transformation of industrial hub.

●	Versalis started recycling plastics from used industrial packaging. The project has successfully tested sacks made at 50% with recycled materials for the packaging and shipping of polyethylene products. The new product will be deployed at all Versalis industrial hubs.

●	Signed an agreement with the Chinese Shandong Eco Chemical Co. Ltd. to license Versalis proprietary continuous mass technology to manufacture styrenic polymers with a low-carbon footprint.

●	Strengthened the partnership between Versalis and Novamont to develop the green chemistry business conducted through the Matrìca joint venture by establishing a new shareholder agreement, whereby Versalis increased its stake in Novamont from 25% to 35%.

●	Started the production of bioethanol from residual biomass at the Crescentino hub, managed by Versalis. The plant is capable of processing 200 ktonnes of biomass per year, with a maximum production capacity of approximately 25 ktonnes of bioethanol per year.

●	GreenIT, a joint venture between Plenitude and the Italian agency CDP Equity, engaged in the development of electricity generation capacity from renewable sources, signed: i) an agreement with the equity fund Copenhagen Infrastructure Partners (CIP) to build and operate two floating offshore wind farms in Sicily and Sardinia, with an expected total capacity of approximately 750 MW; ii) an agreement to acquire the entire portfolio of Fortore Energia Group, consisting of four onshore wind farms operating in Italy with a total capacity of 110 MW.

●	Acquired the Greek company Solar Konzept Greece “SKGR”, owner of a portfolio of photovoltaic plants in Greece with a pipeline of projects targeting about 800 MW.

●	Acquired a portfolio of renewable capacity in Texas (USA) from BayWa r.e. with an installed capacity of approximately 266 MW and a storage project in an advanced development phase of about 200 MW/400 MWh.

●	Plenitude and HitecVision reached a deal to boost the joint venture Vårgrønn in Norway to become a material full cycle offshore wind player. Plenitude will contribute to the venture a 20% interest in the Dogger Bank offshore wind project in the UK, with HitecVision increasing its ownership share from 30.4% to 35% through a cash injection.

●	Signed an agreement with Ansaldo Energia to evaluate technologies for storing electricity, as an alternative to electrochemical batteries. Those technologies will be implemented in synergy at Eni’s industrial hubs in Italy, leveraging existing power generation and consumption systems.

●	Plenitude signed an agreement for a long-term partnership with EnerOcean S.L., a Spanish developer of the W2Power technology as a competitive and innovative solution for floating wind power projects. Plenitude will contribute with capital and expertise to the EnerOcean development program and initially retain a 25% equity share in EnerOcean S.L., which will continue to operate independently.

●	At the end of July, the divestment of a 49% stake of Eni’s power plants to a minority shareholder was closed with net proceeds to Eni of €0.55 billion.

8	Eni Interim Consolidated Report 2022

Decarbonization initiatives:

●	Successfully completed the IPO of New Energy One Acquisition Corporation Plc (“NEOA”) on the main market of the London Stock Exchange, raising £175 million of equity funds, of which Eni will contribute £17.5 million. NEOA has been established for the purpose of executing a business combination with targets that are positioned to participate in or benefit from the transition towards a low carbon economy.

●	Signed an agreement with Edison and Ansaldo Energia to assess the economic feasibility of the production of green hydrogen derived from water electrolysis, or blue hydrogen with the use of natural gas and an associated system for the capture and storage of the CO2 emitted in the process, with the target to replace a portion of natural gas as fuel for the new Edison plant in Porto Marghera.

●	Started the collaboration with Air Liquide to assess how to best deploy Carbon Capture and Storage (CCS) solutions to help decarbonize hard-to-abate industrial sectors in the Mediterranean region of Europe.

●	Completed the commissioning of eleven integrated, solar-powered water projects in the Borno and Yobe States in North-East Nigeria, which will provide fresh water for domestic consumption and micro-irrigation purposes. These projects were built under the framework of the “Access to Water” initiative implemented by FAO and Eni, in collaboration with the Nigerian National Petroleum Corporation.

●	In July, Eni was awarded the Energy Intelligence’s Energy Innovation Award, in recognition of its preparedness for the energy transition and acceleration in low-carbon investments. Eni was ranked strongly in terms of emissions reduction targets, portfolio resilience and transformation of its business model.

●	Eni strengthened the collaboration with the United Nations Industrial Development Organization (UNIDO) to pursue joint initiatives in the fields of green hydrogen, renewables, energy efficiency, technical education, youth employment and the agricultural value chain, particularly in Africa, as part of Eni’s commitment to develop the UN’s SDG.

●	An Eni-led sustainable initiative was launched in the Ivory Coast involving distribution of improved cookstoves to vulnerable households. It is estimated that more than three hundred thousand people from the Region of Gbêkê, will benefit from the projects, which aims at delivering one hundred thousand cookstoves over a period of 6 years.

  ESG performance

●	TRIR (Total recordable injury rate) of the workforce amounted to 0.38, a decrease compared to the first half of 2021, driven by a better performance reported in the employees.

●	Direct GHG emissions (Scope 1) of the operated assets: 19.9 million tCO2eq., slightly increasing compared to the first half of 2021, due to the higher operating activities, mainly in the Power and GGP businesses.

●	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream): 20.8 tCO2eq./kboe, increasing compared to the same period of 2021 due to different operating conditions and lower production level.

●	Direct methane emissions (Scope 1): a slight increase from the first half of 2021 to 28 ktonnes CH4 reflecting the direct GHG emissions trend.

●	Volumes of hydrocarbon sent to routine flaring of 0.5 billion Sm3, a decrease from the first half of 2021.

●	Total volume of oil spills: down by over 10% compared to the first half of 2021. The reduction in the upstream operating activities was partly offset by higher spills from sabotage, in Nigeria, where the installation program of the proprietary e-vpms technology (Eni Vibroacoustic Pipeline Monitoring System) is ongoing, aimed at the detection of vibro-acoustic variations in the pipelines and in the transported fluid.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	9

●	Upstream water reinjection decreased from the first half of 2021 due to non-strategic production assets razionalization.

10	Eni Interim Consolidated Report 2022

Key operating and financial results

		First Half
KEY ECONOMIC AND FINANCIAL RESULTS		2022	2021
Sales from operations	(€ million)	63,685	30,788
Operating profit (loss)		11,322	3,857
Adjusted operating profit (loss) (a)		11,032	3,366
Exploration & Production		9,248	3,219
Global Gas & LNG Portfolio		917	(6)
Refining & Marketing and Chemicals		1,013	70
Plenitude & Power		325	310
Adjusted net profit (loss) (a)(b)		7,078	1,199
per share (c)	(€)	1.98	0.32
per ADR (c)(d)	($)	4.33	0.77
Net profit (loss) (b)		7,398	1,103
per share (c)	(€)	2.07	0.30
per ADR (c)(d)	($)	4.53	0.72
Comprehensive income (b)	(€ million)	9,106	1,971
Net cash flow from operating activities	(€ million)	7,281	4,093
Capital expenditure		3,211	2,405
of which: exploration		285	160
hydrocarbons development		2,062	1,594
Total assets at period end		163,377	119,989
Shareholders’ equity including non-controlling interests at period end		52,012	40,580
Net borrowings at period end after IFRS 16		12,777	15,323
Net borrowings at period end before IFRS 16		7,872	10,040
Net capital employed at period end		64,789	55,903
of which: Exploration & Production		50,861	46,488
Global Gas & LNG Portfolio		(3,585)	387
Refining & Marketing and Chemicals		10,810	9,103
Plenitude & Power		9,425	3,463
Leverage before IFRS 16	(%)	15	25
Leverage after IFRS 16		25	38
Gearing		20	27
Coverage		21.4	8.2
Current ratio		1.2	1.4
Debt coverage		57.0	26.7
Share price at period end	(€)	11.33	10.27
Weighted average number of shares outstanding	(million)	3,538.3	3,572.5
Market capitalization (e)	(€ billion)	40.5	37.0

(a) Non-GAAP measure.
(b) Attributable to Eni’s shareholders.
(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.
(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(e) Number of outstanding shares by reference price at period end.

		First Half
EMPLOYEES		2022	2021
Exploration & Production	(number)	9,336	9,616
Global Gas & LNG Portfolio		858	862
Refining & Marketing and Chemicals		13,086	11,394
Plenitude & Power		2,593	2,252
Corporate and other activities		6,689	7,312
Total group employees		32,562	31,436
of which: women		8,424	7,668
outside Italy		11,836	10,148
Female managers	(%)	27	27

Interim consolidated report | Condensed consolidated interim financial statements | Annex	11

		First Half
HEALTH, SAFETY AND ENVIRONMENT (a)		2022	2021
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.38	0.39
employees		0.16	0.56
contractors		0.48	0.31
Direct GHG emissions (Scope 1)	(mmtonnes CO2eq)	19.9	19.5
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO2eq./kboe)	20.8	20.2
Direct methane emissions (Scope 1)	(ktonnes CH4)	28.0	26.9
Volumes of hydrocarbons sent to routine flaring	(billion Sm3)	0.5	0.6
Total volume of oil spills (>1 barrel)	(barrels)	2,741	3,049
of which: due to sabotage		2,062	1,904
R&D expenditure	(€ million)	87	73
Group renewable installed capacity at period end	(MW)	1,586	396
Group energy production from renewable sources	(GWh)	1,366	311

(a) KPIs refer to 100% of the operated assets, unless otherwise specified.

		First Half
OPERATING DATA		2022	2021
EXPLORATION & PRODUCTION
Hydrocarbon production (a)	(kboe/d)	1,616	1,650
liquids	(kbbl/d)	760	797
natural gas	(mmcf/d)	4,542	4,531
Production sold	(mmboe)	270	277
Average hydrocarbons realizations	($/boe)	76.75	43.36
Produced water re-injected	(%)	58	59
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	10.68	11.24
Oil spills due to operations (>1 barrel)(b)	(barrels)	678	243
GLOBAL GAS & LNG PORTFOLIO
Natural gas sales	(bcm)	31.64	34.43
of which: Italy		16.28	17.73
outside Italy		15.36	16.70
LNG sales		5.2	5.2
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	1.03	0.33
REFINING & MARKETING AND CHEMICALS
Capacity of biorefineries	(mmtonnes/year)	1.1	1.1
Bio throughputs	(ktonnes)	235	303
Average bio refineries utilization rate	(%)	47	60
Retail market share in Italy		21.8	22.4
Retail sales of petroleum products in Europe	(mmtonnes)	3.55	3.26
Average throughput of service stations in Europe	(kliters)	743	684
Average oil refineries utilization rate	(%)	80	72
Production of petrochemical products	(ktonnes)	4,191	4,354
Average petrochemical plant utilization rate	(%)	69	69
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	3.16	3.29
SOx emissions (sulphur oxide)	(ktonnes SOxeq.)	1.45	1.48
Direct GHG emissions (Scope 1)/refinery throughputs (raw and semi-finished materials)(b)	(tonnes CO2 eq./ktonnes)	221	219
PLENITUDE & POWER
Retail and business gas sales	(bcm)	4.37	4.60
Retail and business power sales to end customers	(TWh)	9.58	7.53
Thermoelectric production		11.06	10.20
Power sales in the open market		11.34	12.97
Renewable installed capacity at period end	(MW)	1,524	359
Energy production from renewable sources	(GWh)	1,220	264
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	5.00	4.63
Direct GHG emissions (Scope 1)/equivalent produced electricity (EniPower)(b)	(gCO2 eq./kWh eq.)	389	384

(a) Includes Eni’s share in joint ventures and equity-accounted entities.

(b) KPIs refer to 100% of the operated assets.

12	Eni Interim Consolidated Report 2022

Operating review

EXPLORATION & PRODUCTION

PRODUCTION AND PRICES

		First half
		2022	2021	Change	% Ch.
Production
Liquids	(kbbl/d)	760	797	(37)	(4.6)
Natural gas	(mmcf/d)	4,542	4,531	11	0.8
Hydrocarbons	(kboe/d)	1,616	1,650	(34)	(2.1)
Average realizations
Liquids	($/bbl)	99.54	60.56	38.98	64.4
Natural gas	($/kcf)	9.92	4.75	5.17	109.1
Hydrocarbons	($/boe)	76.75	43.36	33.39	77.0

In the first half of 2022, oil and natural gas production averaged 1,616 kboe/d, down by 2% compared to the first half of 2021. The decrease was due to unplanned outages, such as force majeure at the CPC export pipeline affecting our volumes in Kazakhstan, plant shutdowns in Libya due to a resumption of internal clashes, and rising sabotage and oil thefts in Nigeria. Net of those events, price effects and the progressive easing of OPEC+ production quotas (particularly in the United Arab Emirates), production was essentially unchanged compared to same period of 2021. Production was supported by ramp-ups in Indonesia, in a context of strong global demand for LNG, as well as by higher activity levels in Algeria and Angola, while Italy and the UK benefitted from a lower maintenance activity compared to the first half of 2021.

Liquids production was 760 kbbl/d, down 5% compared to the first half of 2021. The reduction in Kazakhstan, Nigeria and Libya was partly offset by production growth in Angola, Algeria and Italy as well as the progressive easing of OPEC+ production quotas.

Natural gas production amounted to 4,542 mmcf/d, up by 1% compared to the first half of 2021. Production ramp-ups in Indonesia and higher production in Algeria, the UK and Italy were partly offset by reduction in Libya and Nigeria.

Oil and gas production sold amounted to 269.5 mmboe. The 22.9 mmboe difference over production (292.4 mmboe) mainly reflected volumes consumed in operations (21 mmboe), changes in inventory levels and other changes.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

As of June 30, 2022, Eni’s mineral right portfolio consisted of 752 exclusive or shared properties for exploration and development oil and gas in 41 countries. Total acreage was 312,738 square kilometers net to Eni, of which 643 square kilometers related to the CCUS activities in the United Kingdom and in Norway. As of December 31, 2021, total acreage was 335,501 square kilometers net to Eni.

In the first half of 2022, changes in total net acreage mainly derived from: (i) acquisition of new leases mainly in Algeria, Norway and the Ivory Coast, as well as the CCUS project in Norway for a total acreage of approximately 5,900 square kilometers; (ii) the relinquishment of licenses mainly in South Africa, Bahrain and Ireland for a total acreage of approximately 26,500 square kilometers; (iii) net acreage increase also due to interest changes mainly in Vietnam and Congo for a total acreage of 700 square kilometers; and (iv) net acreage decrease mainly in Indonesia and Norway for a total acreage of 2,900 square kilometers.

In the first half of 2021, a total of 17 exploratory wells were drilled (7.9 being Eni’s share), as compared to 14 exploratory wells drilled in the first half of 2021 (7.1 being Eni’s share).

Interim consolidated report | Condensed consolidated interim financial statements | Annex	13

PRODUCTION OF OIL AND NATURAL GAS BY REGION

		First half
		2022	2021
Production of oil and natural gas (a)(b)	(kboe/d)	1,616	1,650
Italy		83	82
Rest of Europe		196	205
North Africa		254	260
Egypt		353	363
Sub-Saharan Africa		282	301
Kazakhstan		135	150
Rest of Asia		177	158
Americas		124	114
Australia and Oceania		12	17
Production sold (a)	(mmboe)	270	277

PRODUCTION OF LIQUIDS BY REGION

		First half
		2022	2021
Production of liquids	(kbbl/d)	760	797
Italy		37	34
Rest of Europe		113	128
North Africa		119	128
Egypt		79	82
Sub-Saharan Africa		181	190
Kazakhstan		94	101
Rest of Asia		76	76
Americas		61	58
Australia and Oceania

PRODUCTION OF NATURAL GAS BY REGION

		First half
		2022	2021
Production of natural gas	(mmcf/d)	4,542	4,531
Italy		244	254
Rest of Europe		443	411
North Africa		716	702
Egypt		1,453	1,492
Sub-Saharan Africa		536	590
Kazakhstan		221	262
Rest of Asia		532	436
Americas		335	296
Australia and Oceania		62	88

(a) Includes Eni’s share of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (116 and 111 kboe/d in the first half of 2022 and 2021, respectively).

14	Eni Interim Consolidated Report 2022

GLOBAL GAS & LNG PORTFOLIO

SUPPLY OF NATURAL GAS

In the first half of 2022, Eni’s consolidated subsidiaries supplied 31.80 bcm of natural gas, with a decrease of 2.60 bcm or 7.6% from the first half of 2021.

Gas volumes supplied outside Italy from consolidated subsidiaries (30.18 bcm), imported in Italy or sold outside Italy, represented approximately 95% of total supplies, with a decrease of 2.26 bcm or down by 7% from the first half of 2021 mainly reflecting lower volumes purchased in Russia (down by 3.26 bcm), Libya (down by 0.41 bcm), Norway (down by 0.39 bcm) and the Netherlands (down by 0.26 bcm), partially offset by higher purchases mainly in the European markets (France, Germany, Spain) and Egypt (overall up by 3.03 bcm). Supplies in Italy (1.62 bcm) down by 17.3% from the comparative period.

	First half
(bcm)	2022	2021	Change	% Ch.
ITALY	1.62	1.96	(0.34)	(17.3)
Russia	10.53	13.79	(3.26)	(23.6)
Algeria (including LNG)	5.34	5.35	(0.01)	(0.2)
Libya	1.19	1.60	(0.41)	(25.6)
Netherlands	0.72	0.98	(0.26)	(26.5)
Norway	3.35	3.74	(0.39)	(10.4)
United Kingdom	1.12	1.15	(0.03)	(2.6)
Indonesia (LNG)	0.78	0.76	0.02	2.6
Qatar (LNG)	1.14	1.16	(0.02)	(1.7)
Other supplies of natural gas	3.89	0.86	3.03	..
Other supplies of LNG	2.12	3.05	(0.93)	(30.5)
OUTSIDE ITALY	30.18	32.44	(2.26)	(7.0)
TOTAL SUPPLIES OF ENI’S CONSOLIDATED SUBSIDIARIES	31.80	34.40	(2.60)	(7.6)
Offtake from (input to) storage	(0.12)	(0.34)	0.22	64.7
Network losses, measurement differences and other changes	(0.04)	(0.01)	(0.03)	..
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	31.64	34.05	(2.41)	(7.1)
Available for sale by Eni’s affiliates	0.00	0.38	(0.38)	..
TOTAL AVAILABLE FOR SALE	31.64	34.43	(2.79)	(8.1)

SALES

		First half
		2022	2021	Change	% Ch.
Spot Gas price at Italian PSV	(€/kcm)	1,037	231	806	348.9
TTF		1,014	229	785	342.2
Natural gas sales	(bcm)
Italy		16.28	17.73	(1.45)	(8.2)
Rest of Europe		13.91	13.90	0.01	0.1
of which: Importers in Italy		1.10	1.45	(0.35)	(24.1)
European markets		12.81	12.45	0.36	2.9
Rest of World		1.45	2.80	(1.35)	(48.2)
Worldwide gas sales (*)		31.64	34.43	(2.79)	(8.1)
of which: LNG sales		5.20	5.20

(*) Data include intercompany sales.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	15

In the first half of 2022, natural gas sales were 31.64 bcm, down by 8.1% from the first half of 2021, mainly due to lower volumes marketed in Italy and outside Italy. Sales in Italy were 16.28 bcm down by 1.45 bcm or 8.2% from the first half 2021 (17.73 bcm), due to lower sales marketed mainly to hub and wholesale segment, partly offset by higher sales to thermoelectric segment. Sales in European markets (12.81 bcm) increased by 2.9% as result of the recovery in consumptions, mainly in Germany and Benelux which more than offset lower sales in France.

		First half
	(bcm)	2022	2021	Change	%Ch.
ITALY		16.28	17.73	(1.45)	(8.2)
Wholesalers		7.09	7.44	(0.35)	(4.7)
Italian gas exchange and spot markets		4.05	4.81	(0.76)	(15.8)
Industries		1.79	2.07	(0.28)	(13.5)
Power generation		0.53	0.43	0.10	23.3
Own consumption		2.82	2.98	(0.16)	(5.4)
INTERNATIONAL SALES		15.36	16.70	(1.34)	(8.0)
Rest of Europe		13.91	13.90	0.01	0.1
Importers in Italy		1.10	1.45	(0.35)	(24.1)
European markets:		12.81	12.45	0.36	2.9
Iberian Peninsula		2.09	1.90	0.19	10.0
Germany/Austria		0.83	0.24	0.59	..
Benelux		2.20	1.91	0.29	15.2
United Kingdom		1.13	1.15	(0.02)	(1.7)
Turkey		4.24	4.06	0.18	4.4
France		2.27	3.05	(0.78)	(25.6)
Other		0.05	0.14	(0.09)	(64.3)
Extra European markets		1.45	2.80	(1.35)	(48.2)
WORLDWIDE GAS SALES		31.64	34.43	(2.79)	(8.1)
		First half
	(bcm)	2022	2021	Change	%Ch.
Total sales of subsidiaries		31.64	33.97	(2.33)	(6.9)
Italy (including own consumption)		16.28	17.73	(1.45)	(8.2)
Rest of Europe		13.91	13.58	0.33	2.4
Outside Europe		1.45	2.66	(1.21)	(45.5)
Total sales of Eni’s affiliates (net to Eni)		0.00	0.46	(0.46)	..
Rest of Europe		0.00	0.32	(0.32)	..
Outside Europe		0.00	0.14	(0.14)	..
WORLDWIDE GAS SALES		31.64	34.43	(2.79)	(8.1)

LNG SALES

		First half
	(bcm)	2022	2021	Change	%Ch.
Europe		3.8	2.4	1.4	58.3
Outside Europe		1.4	2.8	(1.4)	(50.0)
TOTAL LNG SALES		5.2	5.2

LNG sales (5.2 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Nigeria and Indonesia and mainly marketed in Europe and in the Asian markets.

16	Eni Interim Consolidated Report 2022

REFINING & MARKETING AND CHEMICALS

		First half
		2022	2021	Change	% Ch.
Standard Eni Refining Margin (SERM)	($/bbl)	8.2	(0.5)	8.7	..
Throughputs in Italy	(mmtonnes)	8.13	7.85	0.28	3.6
Throughputs in the rest of World		5.35	5.30	0.05	0.9
Total throughputs		13.48	13.15	0.33	2.5
Average oil refineries utilization rate	(%)	80	72
Bio throughputs	(ktonnes)	235	303	(68)	(22.4)
Average bio refineries utilization rate	(%)	47	60
MARKETING
Retail sales of petroleum products in Europe	mmtonnes	3.55	3.26	0.29	8.9
Retail sales in Italy		2.55	2.31	0.24	10.4
Retail sales in the rest of Europe		1.00	0.95	0.05	5.3
Retail market share in Italy	(%)	21.8	22.4
Wholesale sales in Europe	(mmtonnes)	4.11	3.72	0.39	10.5
Wholesale sales in Italy		2.92	2.75	0.17	6.2
Wholesale sales in the rest of Europe		1.19	0.97	0.22	22.9
CHEMICALS
Sales of petrochemical products	(mmtonnes)	2.20	2.32	(0.12)	(5.0)
Average plant utilization rate	(%)	69	69

REFINING & MARKETING

In the first half of 2022, Eni’s Standard Refining Margin – SERM – recorded an exceptional level, setting an average of 8.2 $/barrel vs. negative values reported in the first half of 2021. Growing demand for gasoline, jet fuel and gasoil has materialized from the second half of March 2022 due to the restart of economic activity against a backdrop of limited supply, particularly of gasoil, owing to bottlenecks and capacity constrains across the industry, resulting in very strong products crack spreads.

Eni refining throughputs on own account were 13.48 mmtonnes, up by 2.5% from the first half of 2021, due to a favourable refining scenario. Throughputs increased mainly at the Sannazzaro and Milazzo refineries. Throughputs in the rest of world increased approximately by 1% thanks to higher volumes processed in Germany. Increased by 8 percentage points the average plant utilization rate (80%).

Bio throughputs were 235 ktonnes, down by 22.4% from the same period of 2021. Lower volumes processed at Gela biorefinery following the shutdown occurred in the first months of the year, partially offset by higher volumes at Venice biorefinery.

		First half
	(mmtonnes)	2022	2021	Change	%Ch.
Retail		2.55	2.31	0.24	10.4
Wholesale		2.92	2.75	0.17	6.2
Petrochemicals		0.24	0.30	(0.06)	(20.0)
Other sales		4.41	4.91	(0.50)	(10.2)
Sales in Italy		10.12	10.27	(0.15)	(1.5)
Retail rest of Europe		1.00	0.95	0.05	5.3
Wholesale rest of Europe		1.19	0.97	0.22	22.7
Wholesale outside Europe		0.25	0.25
Other sales		0.76	0.66	0.10	15.2
Sales outside Italy		3.20	2.83	0.37	13.1
TOTAL SALES OF REFINED PRODUCTS		13.32	13.10	0.22	1.7

In the first half of 2022, sales volumes of refined products (13.32 mmtonnes) were up by 0.22 mmtonnes or by 1.7% from the first half of 2021.

Retail sales in Italy were 2.55 mmtonnes, up 10.4% due to higher volumes of gasoil, gasoline and LPG. Eni’s retail market share of the first half 2022 was 21.8% (22.4% in the first half 2021).

Interim consolidated report | Condensed consolidated interim financial statements | Annex	17

As of June 30, 2022, Eni’s retail network in Italy consisted of 4,051 service stations, recording a decrease from June 30, 2021 (4,127 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (68 units), the decrease of 6 motorway concessions and the negative balance of acquisitions/releases of network owned stations (2 units).

Average throughput in Italy (673 kliters) increased by 61 kliters from the first half of 2021 (613 kliters).

Wholesale sales in Italy were 2.92 mmtonnes, up by 6.2% from the first half of 2021 mainly due to higher sales of jet fuel following the economic recovery and the increased mobility compared to 2021, which more than offset lower sales of the other products.

Supplies of feedstock to the petrochemical industry (0.24 mmtonnes) down by 20% from the comparative period due to the contraction of the production activities recorded in the sector.

Retail and wholesale sales in the rest of Europe of 2.19 mmtonnes increased by 14.1% from the first half of 2021. This increase mainly reflects higher volumes marketed in Germany, Austria and Spain, partly offset by lower sales in Switzerland.

Other sales in Italy and outside Italy were 5.17 mmtonnes, down by 7.2% from the first half of 2021.

Retail and wholesale sales of refined products		First half
	(mmtonnes)	2022	2021	Change	%Ch.
ITALY		5.47	5.06	0.41	8.1
Retail sales		2.55	2.31	0.24	10.4
Gasoline		0.68	0.59	0.09	15.3
Gasoil		1.70	1.56	0.14	9.0
LPG		0.16	0.14	0.02	14.3
Other		0.01	0.02	(0.01)	(50.0)
Wholesale sales		2.92	2.75	0.17	6.2
Gasoil		1.46	1.48	(0.02)	(1.2)
Fuel Oil		0.01	0.13	(0.12)	(90.0)
LPG		0.09	0.09	(0.00)	(2.2)
Gasoline		0.20	0.04	0.16	..
Lubricants		0.02	0.04	(0.02)	(42.5)
Bunker		0.25	0.31	(0.06)	(19.7)
Jet Fuel		0.71	0.28	0.43	..
Other		0.18	0.38	(0.20)	(52.6)
OUTSIDE ITALY (RETAIL + WHOLESALE)		2.44	2.17	0.27	12.4
Gasoline		0.52	0.46	0.06	13.0
Gasoil		1.43	1.27	0.16	12.8
Jet Fuel		0.05	0.02	0.03	..
Fuel Oil		0.06	0.03	0.03	..
Lubricants		0.04	0.06	(0.02)	(33.3)
LPG		0.25	0.26	(0.01)	(2.3)
Other		0.09	0.07	0.02	28.6
TOTAL RETAIL AND WHOLESALE SALES		7.91	7.23	0.68	9.4

18	Eni Interim Consolidated Report 2022

CHEMICALS

		First half
	(ktonnes)	2022	2021	Change	%Ch.
Intermediates		3,076	3,225	(149)	(4.6)
Polymers		1,111	1,122	(11)	(1.0)
Biochem		4	7	(3)	(42.9)
Petrochemicals production		4,191	4,354	(163)	(3.7)
Moulding & Compounding		46		46	..
Total productions		4,237	4,354	(117)	(2.7)
Consumption and losses		(2,315)	(2,344)	29	1.2
Purchases and change in inventories		282	312	(30)	(9.6)
TOTAL AVAILABILITY		2,204	2,322	(118)	(5.1)
Intermediates		1,303	1,352	(49)	(3.6)
Polymers		846	951	(105)	(11.0)
Oilfield chemicals		11	13	(2)	(15.4)
Biochem		1	6	(5)	(83.3)
Petrochemicals sales		2,161	2,322	(161)	(6.9)
Moulding & Compounding		43		43	..
TOTAL SALES		2,204	2,322	(118)	(5.1)

Petrochemicals production of 4,191 ktonnes decreased by 163 ktonnes (down by 3.7%) mainly in the intermediates segment, due to the standstill for reconversion at Porto Marghera and lower production at Priolo plant.

Petrochemicals sales of 2,161 ktonnes decreased by 161 ktonnes (down by 6.9%). In particular, lower volumes sales concerned polymers segment (-105 ktonnes) and intermediates (-49 ktonnes) due to lower product availability following depressed scenario.

Moulding & Compounding sales of 43 ktonnes are related to semi-finished and products of the Finproject group, particularly the last generation compound based on expandable polyolefins under the Levirex® brand and the ultra-light plastic material under the XL Extralight® brand.

Elastomers and styrenics margins improved supported by higher prices due to a demand recovery in the packaging sector and thermal insulation in the styrenics segment, and tyres in the elastomer segment. Margins in the styrenics segment also benefitted from lower imports. Margin in the polyethylene decreased from the first half of 2021.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	19

PLENITUDE & POWER

		First half
		2022	2021	Change	% Ch.
Plenitude
Retail and business gas sales	bcm	4.37	4.60	(0.23)	(5.1)
Retail and business power sales to end customers	TWh	9.58	7.53	2.05	27.2
Retail/business customers	mln pod	9.95	9.95
Energy production from renewable sources	GWh	1,220	264	956	362
Renewable installed capacity at period end	MW	1,524	359	1,165	324.8
of which: - photovoltaic	%	57	74
- wind		42	24
- installed storage capacity		1	2
Power
Power sales in the open market	TWh	11.34	12.97	(1.63)	(12.6)
Thermoelectric production		11.06	10.20	0.86	8.4

PLENITUDE

RETAIL GAS & POWER

	First half
(bcm)	2022	2021	Change	% Ch.
ITALY	2.94	2.97	(0.03)	(1.0)
Resellers	0.14	0.10	0.04	40.0
Industries	0.18	0.17	0.01	5.9
Small and medium-sized enterprises and services	0.41	0.42	(0.01)	(2.4)
Residential	2.21	2.28	(0.07)	(3.1)
INTERNATIONAL SALES	1.43	1.63	(0.20)	(12.5)
European markets:
France	1.08	1.33	(0.25)	(18.9)
Greece	0.24	0.24	(0.00)	(0.4)
Other	0.11	0.06	0.05	80.0
RETAIL AND BUSINESS GAS SALES	4.37	4.60	(0.23)	(5.1)

In the first half of 2022, retail and business gas sales in Italy and the rest of Europe amounted to 4.37 bcm, down by 0.23 bcm or 5.1% from the first half of 2021. Sales in Italy amounted to 2.94 bcm down by 1% from the comparative period, mainly reflecting lower volumes marketed at residential segment, partially mitigated by higher volumes marketed at the resellers segment.

Sales in the European markets (1.43 bcm) reported a decrease of 12.5% or 0.20 bcm compared to the first half of 2021. Sales in other European markets increased by 0.05 bcm following the contribution of the acquired assets in the Iberian Peninsula.

In the first half of 2022, retail and business power sales to end customers, managed by Plenitude and the subsidiaries in France, Iberian Peninsula and Greece, amounted to 9.58 TWh, an increase of 27.2% from the first half of 2021, due to sales growth to residential and industrial customers in Europe, leveraging on the expansion in Spain and Portugal, as consequence of Aldro Energía acquisition.

20	Eni Interim Consolidated Report 2022

RENEWABLES

		First half
		2022	2021	Change	% Ch.
Energy production from renewable sources	(GWh)	1,220	264	956	362
of which: photovoltaic		505	141	364	259
wind		715	123	592	..
of which: Italy		443	68	375	549
outside Italy		777	196	581	..

Energy production from renewable sources amounted to 1,220 GWh (of which 715 GWh wind and 505 GWh photovoltaic) up by 956 GWh compared to the first half of 2021. The increase in production compared to the previous year benefitted from the entry in operations of new plants in Italy and abroad, as well as the contribution of assets in the United States.

Follows breakdown of the installed capacity by Country and technology:

		First half
		2022	2021	Change	% Ch.
Installed capacity from renewables at period end	(MW)	1,524	359	1,165	325
of which: photovoltaic		871	264	607	..
wind		646	87	559	..
installed storage capacity		7	8	(1)	(13)

Renewable installed capacity at period end (Eni’s share)
		First half
(MW)		2022	2021	Change	% Ch.
	(technology)
ITALY	photovoltaic	116	112	5	4
OUTSIDE ITALY		762	160	602	..
Algeria *	fotovoltaic		5	(5)	..
Australia	fotovoltaic	64	64
France	fotovoltaic	111		111
Pakistan *	fotovoltaic		10	(10)	..
Tunisia *	fotovoltaic		9	(9)	..
United States	fotovoltaic	587	72	515	..
TOTAL PHOTOVOLTAIC INSTALLED CAPACITY		878	272	606	..
ITALY	onshore wind	406	24	382	..
OUTSIDE ITALY		240	63	177	..
Kazakhstan	onshore wind	96	48	48
Spain	onshore wind	129		129
United States	onshore wind	15	15
TOTAL ONSHORE WIND INSTALLED CAPACITY		646	87	559	..
TOTAL INSTALLED CAPACITY AT PERIOD END (INCLUDING INSTALLED STORAGE POWER)		1,524	359	1,165	325
of which installed storage power		7	8	(1)	(13)

* Assets transferred to other segments.

As of June 30, 2022, the total renewable installed capacity was 1,524 MW, more than a fourfold increase compared to the first half of 2021. Compared to June 30, 2021, the capacity increased by 1,165 MW, mainly thanks to the acquisition of the fully in operation assets in USA (Corazon), in Italy (Fortore Energia) and the installation of the first plant of the Brazoria photovoltaic project (USA).

Interim consolidated report | Condensed consolidated interim financial statements | Annex	21

POWER

		First half
		2022	2021	Change	% Ch.
Purchases of natural gas	(mmcm)	2,219	2,170	49	2.3
Purchases of other fuels	(ktoe)	81	3	78	..
Power generation	(TWh)	11.06	10.20	0.86	8.4
Steam	(ktonnes)	3,734	3,801	(67)	(1.8)

Availability of electricity		First half
(TWh)		2022	2021	Change	% Ch.
Power generation		11.06	10.20	0.86	8.4
Trading of electricity (a)		4.42	5.49	(1.07)	(19.5)
Availability		15.48	15.69	(0.21)	(1.3)
Power sales in the open market		11.34	12.97	(1.63)	(12.6)
Power sales to Plenitude		4.14	2.72	1.42	52.2

(a) Includes positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).

Eni’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantova, Ferrara and Bolgiano. As of June 30, 2022, installed operational capacity of EniPower’s power plants was 4.5 GW. In the first half of 2022, thermoelectric power generation was 11.06 TWh, increasing from the first half of 2021. Electricity trading (4.42 TWh) reported a decrease of 19.5% from the comparative period, continuing the optimization of inflows and outflows of power.

In the first half of 2021, power sales in the open market were 11.34 TWh, representing a decrease of 12.6%, following the lower volumes sold to the Power Exchange.

22	Eni Interim Consolidated Report 2022

Financial review

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2022	2021	Change	% Ch.
Sales from operations		63,685	30,788	32,897	106.9

Other income and revenues		618	651	(33)	(5.1)

Operating expenses		(48,595)	(23,677)	(24,918)	(105.2)

Other operating income (expense)		(774)	48	(822)	..

Depreciation, depletion, amortization		(3,390)	(3,322)	(68)	(2.0)

Net impairment reversals (losses) of tangible and intangible and right-of-use assets		(175)	(602)	427	70.9
Write-off of tangible and intangible assets		(47)	(29)	(18)	(62.1)
Operating profit (loss)		11,322	3,857	7,465	..
Finance income (expense)		(528)	(473)	(55)	(11.6)

Income (expense) from investments		1,509	(427)	1,936	..
Profit (loss) before income taxes		12,303	2,957	9,346	..
Income taxes		(4,895)	(1,845)	(3,050)	..

Tax rate (%)		39.8	62.4	(22.6)
Net profit (loss)		7,408	1,112	6,296	..
attributable to:
- Eni’s shareholders		7,398	1,103	6,295	..
- Non-controlling interest		10	9	1	11.1

Reported results

The results of the first half 2022 were achieved in a context characterized by a strengthened commodities price scenario: Brent grew from 65 $/barrel in the first half of 2021, to 108 $/barrel in the first half of 2022 (up 66%); gas prices in Europe reported a fivefold increase; in the chemical business the polyethylene-ethylene spread reached record values. The refining scenario in the European/Mediterranean area also reached a SERM benchmark values at an exceptional level (8.2 $/barrel on average in the first half of 2022 compared to -0.5 $/barrel on average in the same period of 2021) which marked a very short physical market and a better underlying’s performance.

In particular, after the recovery recorded in the first quarter of 2022, the macroeconomic conditions and the stability of financial markets have significantly deteriorated during the second quarter 2022 amidst continued tightness and disruptions in the global flows of energy supplies and extreme price volatility, with the odds of a global recession gaining momentum against the backdrop of rising inflationary pressures and the ongoing systemic risk in connection with Russia’s military aggression of Ukraine.

In the first half of 2022, net profit attributable to Eni’s shareholders was €7,398 million compared to €1,103 million in the first half of 2021, an increase of €6.3 billion supported by an excellent operating performance in all business segments (up €7.5 billion the operating profit). Net cash provided by operating activities increased by 78% to €7,281 million, while net borrowings before IFRS 16 decreased by €1,115 million from December 31, 2021, to €7,872 million.

Against a more favorable economic scenario and improved fundamentals in the energy sector, net result was supported by operating performance and benefitted from the robust performance of equity-accounted JVs and associates (up €1.9 billion), as well as trends in the tax rate reaching the average historical value at consolidated level.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	23

The following table shows the main scenario indicators reported in the first half of 2022:

	First Half
	2022	2021	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	107.59	64.86	65.9
Average EUR/USD exchange rate (b)	1.093	1.205	(9.3)
Average price of Brent dated crude oil in euro	98.44	53.83	82.9
Standard Eni Refining Margin (SERM) (c)	8.2	(0.5)	..
PSV (d)	1,037	231	348.9
TTF (d)	1,014	229	342.2
(a) Price per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In $/bbl FOB Mediterranean Brent dated crude oil. Source: Eni calculations. Approximates the margin of Eni’s refining system in consideration of material balances and refineries’ product yields.
(d) €/kcm.

Adjusted results and breakdown of special items

	First Half
(€ million)	2022	2021	Change	% Ch.
Operating profit (loss)	11,322	3,857	7,465	..
Exclusion of inventory holding (gains) losses	(1,351)	(815)
Exclusion of special items	1,061	324
Adjusted operating profit (loss)	11,032	3,366	7,666	..
Breakdown by segment:
Exploration & Production	9,248	3,219	6,029	187.3
Global Gas & LNG Portfolio	917	(6)	923	..
Refining & Marketing and Chemicals	1,013	70	943	..
Plenitude & Power	325	310	15	4.8
Corporate and other activities	(294)	(257)	(37)	(14.4)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	(177)	30	(207)
Net profit (loss) attributable to Eni’s shareholders	7,398	1,103	6,295	..
Exclusion of inventory holding (gains) losses	(962)	(581)
Exclusion of special items	642	677
Adjusted net profit (loss) attributable to Eni’s shareholders	7,078	1,199	5,879	..

In the first half of 2022, the Group’s adjusted operating profit of €11,032 million increased by €7.7 billion, more than tripled from the first half of 2021. This result was driven by a robust performance in the upstream segment leveraging on a better pricing environment and lower costs, and in the Refining&Marketing business that reported an operating profit of €1 billion, leveraging on a SERM to 8.2 $/bbl on average in the first half of 2022. Strong contribution from GGP segment thanks to the LNG business, particularly in the first quarter of the year, and portfolio flexibility.

In the first half of 2022, the Group’s adjusted net profit of €7,078 million increased by €5,879 million from the comparative period, thanks to the operating performance, the significantly higher results at equity-accounted JVs and associates (over €1 billion) and trends in the consolidated adjusted tax rate (38% in the first half 2022 compared to 58% recorded in the first half 2021) that excludes the Italian windfall tax levied on energy companies for fiscal year 2022. The adjusted tax rate trend was mainly driven by reduced tax rate in the E&P segment due to scenario-related effects and a more favorable geographic profit mix reflecting a higher share of taxable income earned in countries with more favorable statutory tax rates. Furthermore, the Group mix of taxable profit improved from a year ago due to a recovery in the profitability outlook of Italian subsidiaries, whereas in 2021 the recognition of deferred tax asset on losses for the period was limited by lower profitability prospects.

24	Eni Interim Consolidated Report 2022

	First Half
(€ million)	2022	2021
Special items of operating profit (loss)	1,061	324
- environmental charges	224	79
- impairment losses (impairment reversals), net	175	602
- impairment of exploration projects		22
- net gains on disposal of assets	(9)	(88)
- risk provisions	12	27
- provisions for redundancy incentives	106	56
- commodity derivatives	490	(269)
- exchange rate differences and derivatives	90	53
- other	(27)	(158)
Net finance (income) expense	(91)	2
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(90)	(53)
Net income (expense) from investments	(467)	402
of which:
- gain on the divestment of Vår Energi	(432)
- impairment/revaluation of equity investments		402
Income taxes	139	(51)
Total special items of net profit (loss)	642	677

The breakdown of special items recorded in operating profit by segment (net charges of €1,061 million) is as follows:

●	E&P: net charges of €125 million mainly related to the impairment of certain assets to align the book value to fair value (€43 million), impairment losses of credits (€27 million), provisions for redundancy incentive (€17 million) and risk provisions (€7 million).

●	GGP: net charges of €2,977 million mainly including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charge of €2,874 million) following a noticeable increase in natural gas prices; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gains of €53 million). The reclassification to adjusted operating profit of the positive balance of €148 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

●	R&M and Chemicals: net charges (€122 million) mainly relating to environmental charges (€124 million), the write-down of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows (€103 million). These charges were partly offset by the reclassification to adjusted operating profit of the negative balance of €41 million related to exchange rate differences and derivatives, an insurance compensation (gains of €23 million), net gains on disposal of €7 million as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (gains of €27 million).

●	Plenitude & Power: net gains of €2,288 million including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by material increases of natural gas prices.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	25

The other special items in the first half of 2022 include: (i) the gain on the share offering of the Vår Energi investee through an IPO and listing at the Norwegian stock exchange; (ii) a charge relating to an Italian windfall tax levied on energy companies for fiscal year 2022 enacted by Law 51/2022; (iii) the alignment to current values of the raw materials and products inventory of the ADNOC refinery.

Analysis of profit and loss account items

Revenues

	First Half
(€ million)	2022	2021	Change	% Ch.
Exploration & Production	16,196	8,921	7,275	81.5
Global Gas & LNG Portfolio	22,837	5,943	16,894	..
Refining & Marketing and Chemicals	29,685	17,584	12,101	68.8
- Refining & Marketing	27,245	15,691	11,554	73.6
- Chemicals	3,720	2,720	1,000	36.8
- Consolidation adjustments	(1,280)	(827)	(453)
Plenitude & Power	9,967	4,742	5,225	..
- Plenitude	6,889	3,624	3,265	90.1
- Power	3,945	1,207	2,738	..
- Consolidation adjustments	(867)	(89)	(778)
Corporate and other activities	860	812	48	5.9
Consolidation adjustments	(15,860)	(7,214)	(8,646)
Sales from operations	63,685	30,788	32,897	106.9
Other income and revenues	618	651	(33)	(5.1)
Total revenues	64,303	31,439	32,864	104.5

Total revenues amounted to €64,303 million, more than doubled from 2021. Eni’s sales from operations in the first half of 2022 (€63,685 million) increased by 107% from the first half of 2021, reflecting the effect of the upward trend in all energy commodities (the Brent price increased from 65 $/bbl in the first half of 2021 to 108 $/bbl in the first half of 2022; natural gas spot prices in Italy and Europe reported a fivefold increase; in the chemical segment the reference indicator polyethylene-ethylene spread reached the record value to about 800 $/tonnes) as well as the reopening of the economy leading to a rebound in sale volumes mainly in the R&M and Chemicals segment. In particular, the chemical business took advantage from improvements in global demand for plastics thanks to a broadening economic recovery, with many end-markets like consumer durables and the automotive and packaging sectors performing well, and higher volumes sold thanks to higher plant availability, leveraging on lower imports from the producing countries (the USA and the Middle East). The retail gas and power business was supported by the positive performance in the extracommodity business and marketing initiatives in Italy.

26	Eni Interim Consolidated Report 2022

Operating expenses

	First Half
(€ million)	2022	2021	Change
Purchases, services and other	46,882	22,117	24,765
Impairment losses (impairment reversals) of trade and other receivables, net	165	67	98
Payroll and related costs	1,548	1,493	55
of which: provision for redundancy incentives and other	106	56	50
	48,595	23,677	24,918

Operating expenses in the first half of 2022 (€48,595 million) increased by €24,918 million from the first half of 2021. Purchases, services and other (€46,882 million) more than doubled, reflecting higher costs for hydrocarbon supplies (gas from long-term supply contracts and refinery and chemical feedstocks). Payroll and related costs (€1,548 million) increased by €55 million (up 3.7%) from the comparative period mainly due to the depreciation of the euro vs. the US dollar and higher provisions for redundancy incentives.

Finance income (expense)

	First Half
(€ million)	2022	2021	Change
Finance income (expense) related to net borrowings	(549)	(404)	(145)
- Interest expense on corporate bonds	(241)	(234)	(7)
- Net income from financial activities held for trading	(91)	19	(110)
- Interest expense for banks and other financing istitutions	(59)	(44)	(15)
- Interest expense for lease liabilities	(171)	(153)	(18)
- Interest from banks	5	2	3
- Interest and other income from receivables and securities for non-financing operating activities	8	6	2
Income (expense) on derivative financial instruments	(88)	(218)	130
- Derivatives on exchange rate	(139)	(235)	96
- Derivatives on interest rate	49	17	32
- Options on securities	2		2
Exchange differences, net	180	246	(66)
Other finance income (expense)	(84)	(129)	45
- Interest and other income from receivables and securities for financing operating activities	47	27	20
- Finance expense due to the passage of time (accretion discount)	(70)	(75)	5
- Other finance income (expense)	(61)	(81)	20
	(541)	(505)	(36)
Finance expense capitalized	13	32	(19)
	(528)	(473)	(55)

Net finance expense (€528 million) increased €55 million from the first half of 2021 mainly due to: (i) higher expense related to net borrowings (up €145 million) partly offset by gains recognized in fair value evaluation of certain derivative instruments on interest rates (up €32 million) which did not meet the formal criteria to be designated as hedges under IFRS 9; (ii) recognition of higher losses on exchange rate (down €66 million) offset by the positive change of fair-valued currency derivatives (up €96 million) lacking the formal criteria to be designated as hedges under IFRS 9; (iii) higher interest expense for lease liabilities (up €18 million) due to currency translation effects. Other finance expense reported an improvement of €20 million mainly due to a discounted receivable in the E&P segment in 2021.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	27

Net income (expense) from investments

	First Half
(€ million)	2022	2021	Change
Share of gains (losses) from equity-accounted investments	850	(477)	1,327
Dividends	151	66	85
Net gains (losses) on disposals	434		434
Other income (expense), net	74	(16)	90
Income (expense) from investments	1,509	(427)	1,936

Net income from investments amounted to €1,509 million, reporting a substantial increase compared to the losses accounted in same period of 2021 (up €1,936 million) and related to:

-	gains from equity-accounted investments (€850 million) mainly relating to the share profit of the JV Vår Energi, ADNOC Refinery and Angola Lng Ltd, as well as Eni’s share of losses recorded by the Saipem JV;

-	dividends of €151 million paid by minor investments in certain entities which were designated at fair value through OCI under IFRS 9 except for dividends which are recorded through profit. These entities mainly comprised Nigeria LNG (€113 million) and Saudi European Petrochemical Co. (€20 million);

-	net gains on disposals from investments (€434 million), almost fully relating to the Eni’s share offering of the Vår Energi investee listing at the Oslo stock exchange.

28	Eni Interim Consolidated Report 2022

SUMMARIZED GROUP BALANCE SHEET 1

(€ million)	Jun. 30, 2022	Dec. 31, 2021	Change
Fixed assets
Property, plant and equipment	54,871	56,299	(1,428)
Right of use	4,401	4,821	(420)
Intangible assets	4,851	4,799	52
Inventories - Compulsory stock	1,307	1,053	254
Equity-accounted investments and other investments	7,300	7,181	119
Receivables and securities held for operating purposes	2,087	1,902	185
Net payables related to capital expenditure	(2,040)	(1,804)	(236)
	72,777	74,251	(1,474)
Net working capital
Inventories	8,820	6,072	2,748
Trade receivables	15,853	15,524	329
Trade payables	(16,202)	(16,795)	593
Net tax assets (liabilities)	(4,835)	(3,678)	(1,157)
Provisions	(11,959)	(13,593)	1,634
Other current assets and liabilities	(4,300)	(2,258)	(2,042)
	(12,623)	(14,728)	2,105
Provisions for employee benefits	(803)	(819)	16
Assets held for sale including related liabilities	5,438	139	5,299
CAPITAL EMPLOYED, NET	64,789	58,843	5,946
Eni’s shareholders equity	51,917	44,437	7,480
Non-controlling interest	95	82	13
Shareholders’ equity	52,012	44,519	7,493
Net borrowings before lease liabilities ex IFRS 16	7,872	8,987	(1,115)
Lease liabilities	4,905	5,337	(432)
- of which Eni working interest	4,417	3,653	764
- of which Joint operators’ working interest	488	1,684	(1,196)
Net borrowings post lease liabilities ex IFRS 16	12,777	14,324	(1,547)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,789	58,843	5,946
Leverage	0.25	0.32	(0.08)
Gearing	0.20	0.24	(0.05)

As of June 30, 2022, fixed assets of €72,777 million decreased by €1,474 million from December 31, 2021, due to the reclassification of Eni Angola’s assets as held for sale following the merger agreement signed in March 2022 with bp. Other movements in fixed assets included capital expenditure and acquisitions incurred in the period and positive currency translation differences partly offset by DD&A (€3,612 million). As of June 30, 2022, the period-end exchange rate of EUR vs. USD was 1.039, down 8.3% compared to 1.133 as of December 31, 2021.

Net working capital (-€12,623 million) increased by €2,105 million mainly as a result of increased value of product inventories due to the weighted-average cost method of accounting in an environment of rising prices (up €2.7 billion). This was partly offset by the accrual of income taxes for the period of €1.2 billion (net of payments made), as well as by a decrease in other current assets and liabilities (down €2.04 billion) due to fair value changes of derivative instruments.

Shareholders’ equity (€52,012 million) increased by €7,493 million compared to December 31, 2021, due to net profit for the period (€7,408 million), positive foreign currency translation differences (€3,522 million) reflecting the appreciation of the US dollar vs. the euro as of June 30, 2022, vs. December 31, 2021, partly offset by the negative change in the cash flow hedge reserve of €2,735 million reflecting trends in gas prices, and dividend payments.

1 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	29

Net borrowings2 before lease liabilities as of June 30, 2022, was €7,872 million down €1,115 million from 2021. Leverage3 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 - was 0.15 on June 30, 2022, lower than December 31, 2021 (0.20).

2 Details on net borrowings are furnished on page 39.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this report.

30	Eni Interim Consolidated Report 2022

SUMMARIZED GROUP CASH FLOW STATEMENT4

	First Half
(€ million)	2022	2021	Change
Net profit (loss)	7,408	1,112	6,296
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	2,765	4,273	(1,508)
- net gains on disposal of assets	(444)	(88)	(356)
- dividends, interests, taxes and other changes	5,185	2,135	3,050
Changes in working capital related to operations	(3,840)	(1,797)	(2,043)
Dividends received by investments	305	354	(49)
Taxes paid	(3,664)	(1,502)	(2,162)
Interests (paid) received	(434)	(394)	(40)
Net cash provided by operating activities	7,281	4,093	3,188
Capital expenditure	(3,193)	(2,387)	(806)
Investments and purchase of consolidated subsidiaries and businesses	(1,267)	(871)	(396)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	904	237	667
Other cash flow related to investing activities and disinvestments	256	73	183
Free cash flow	3,981	1,145	2,836
Net cash inflow (outflow) related to financial activities	1,670	(1,185)	2,855
Changes in short and long-term financial debt	(706)	(361)	(345)
Repayment of lease liabilities	(556)	(445)	(111)
Dividends paid and changes in non-controlling interests and reserves	(1,713)	(844)	(869)
Net issue (repayment) of perpetual hybrid bond	(87)	1,975	(2,062)
Effect of changes in consolidation and exchange differences of cash and cash equivalent	79	22	57
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	2,668	307	2,361
Adjusted net cash before changes in working capital at replacement cost	10,797	4,757	6,040

Change in net borrowings	First Half
(€ million)	2022	2021	Change
Free cash flow	3,981	1,145	2,836
Repayment of lease liabilities	(556)	(445)	(111)
Net borrowings of acquired companies	(88)	(241)	153
Exchange differences on net borrowings and other changes	(422)	(62)	(360)
Dividends paid and changes in non-controlling interest and reserves	(1,713)	(844)	(869)
Net issue (repayment) of perpetual hybrid bond	(87)	1,975	(2,062)
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	1,115	1,528	(413)
Repayment of lease liabilities	556	445	111
Inception of new leases and other changes	(124)	(710)	586
Change in lease liabilities	432	(265)	697
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	1,547	1,263	284

Net cash provided by operating activities for the first half of 2022 was €7,281 million, an increase of €3.2 billion, driven by a better scenario in the upstream segment and a strong contribution from R&M business. The cash flow benefitted from trade receivables (€2.7 billion) due in subsequent reporting periods divested to financing institutions, up by approximately €0.6 billion compared to the amount divested at the end of 2021 and slightly higher than the net benefit made in the first half 2021.

The outflow relating to the working capital of approximately €3.8 billion was due to the change in the value of inventory holding accounted for under the weighted-average method in a rising price environment, the build-up of gas inventories and invoice payments for gas supplies. The dividends received by investments mainly related to Vår Energi and Nigeria LNG.

Cash flow from operations before changes in working capital at replacement cost was €10,797 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital and excluding the following items: inventory holding gains or losses relating to oil and products, the timing difference between gas inventories accounted at weighted average cost and management own measure of performance leveraging inventories to optimize margin, provisions for extraordinary credit losses and charges, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges, the first instalment of an Italian one-off windfall tax levied on energy companies for fiscal year 2022, as well as the reclassification as an operating cash flow of a reimbursement of share capital made by an associate.

4 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	31

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

	First Half
(€ million)	2022	2021
Net cash provided by operating activities	7,281	4,093
Changes in working capital related to operations	3,840	1,797
Exclusion of commodity derivatives	490	(269)
Exclusion of inventory holding (gains) losses	(1,351)	(815)
Net cash before changes in working capital at replacement cost	10,260	4,806
Provisions for extraordinary credit losses, other charges and other items	537	(49)
Adjusted net cash before changes in working capital at replacement cost	10,797	4,757

Net financial borrowings before IFRS 16 decreased by around €1.1 billion due to the organic free cash flow (approximately €5 billion), partly offset by the payment of the 2021 balance dividends to Eni’s shareholders of approximately €1.5 billion, the €0.2 billion buy-back program, net effect of acquisitions and divestments (€0.9 billion of cash outflow), payments of lease liabilities for €0.6 billion, the payment of the coupon of perpetual subordinated bonds, as well as by the effect of exchange differences and other minor changes on net borrowings (€0.6 billion).

32	Eni Interim Consolidated Report 2022

Capital expenditure, investments and business combinations

	First Half
(€ million)	2022	2021	Change	% Ch.
Exploration & Production (a)	2,569	1,806	763	42.2
of which: - acquisition of proved and unproved properties	153	13	140	..
- exploration	285	160	125	78.1
- oil and gas development	2,062	1,594	468	29.4
- CCUS and agro-biofeedstock projects	53	20	33	..
- other	16	19	(3)	(15.8)
Global Gas & LNG Portfolio	9	15	(6)	(40.0)
Refining & Marketing and Chemicals	231	333	(102)	(30.6)
- Refining & Marketing	171	232	(61)	(26.3)
- Chemicals	60	101	(41)	(40.6)
Plenitude & Power	322	160	162	101.3
- Plenitude	258	135	123	91.1
- Power	64	25	39	..
Corporate and other activities	81	94	(13)	(13.8)
Impact of unrealized intragroup profit elimination	(1)	(3)	2
Capital expenditure (a)	3,211	2,405	806	33.5
Investments and purchase of consolidated subsidiaries and businesses	1,267	871	396	45.5
Total capex and investments and purchase of consolidated subsidiaries and businesses	4,478	3,276	1,202	36.7

(a) Includes reverse factoring operations in the first half of 2022.

Cash outflows for capital expenditure, investments and business combinations were €4,478 million, including the acquisition of a 20% interest in the Dogger Bank C offshore wind project in the North Sea, the 100% stake in SKGR company owner of a portfolio of photovoltaic plants in Greece, renewable capacity in the United States as well as a capital contribution to our joint venture Saipem to support a new industrial plan and a financial restructuring of the investee. These outflows were partly offset by the divestment of a stake of the joint venture Vår Energi, with proceeds net to Eni of about €0.5 billion.

In the first half of 2022, capital expenditure amounted to €3,211 million (€2,405 million in the first half of 2021) up 34% and mainly related to:

- oil and gas development activities (€2,062 million) mainly in the Egypt, United States, Angola, Mexico, the United Arab Emirates, Kazakhstan, Congo, Ivory Coast, Iraq, Italy and Algeria;

- refining activity in Italy and outside Italy (€139 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€32 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€258 million) mainly relating marketing initiatives, acquisition of new customers and development activities in the renewable business.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	33

 Results by segment 5

Exploration & Production

	First Half
(€ million)	2022	2021	Change	% Ch.
Operating profit (loss)	9,123	3,665	5,458	..
Exclusion of special items	125	(446)
Adjusted operating profit (loss)	9,248	3,219	6,029	187.3
Net finance (expense) income	(115)	(193)	78
Net income (expense) from investments	884	219	665
of which: Vår Energi	455	143	312
Income taxes	(3,869)	(1,473)	(2,396)
Adjusted net profit (loss)	6,148	1,772	4,376	..
Results also include:
Exploration expenses:	160	132	28	21.2
- prospecting, geological and geophysical expenses	105	102	3
- write-off of unsuccessful wells	55	30	25

In the first half of 2022, the Exploration & Production segment continued on a strong uptrend with an increase of €6 billion in the adjusted operating profit from the first half of 2021, driven by an ongoing recovery in the oil scenario, as well as by cost discipline. Against this backdrop, Eni’s realized prices of liquids increased by 64%, whereas natural gas realized prices increased by 109% compared to the same period of 2021.

The segment reported an adjusted net profit of €6,148 million, an increase of €4,376 million from 2021, helped by a robust performance of the equity-accounted entities Vår Energi (up €312 million) and Angola LNG, as well as a lower tax rate (about 7 percentage points). The lower tax rate is related to scenario effects and a more favorable geographic profit mix reflecting a higher share of taxable income earned in countries with more favorable statutory tax rates.

In the first half of 2022, Eni’s gas realizations for the full year increased on average by 109% in dollar terms, driven by a favourable trading environment. Those were reduced on average by 0.65 $/kcf due to the impact of hedges on the sale of about 44 bcf. These transactions were part of a program to hedge the cash flows expected from the sale in the period December 2021 to December 2022.

The following table reports the impact of cash flow hedge derivatives as described above:

		First Half
		2022
Natural gas	(billion cubic feet)
Sale volumes		700
Sale volumes hedged by derivatives (cash flow hedge)		44
Total price per barrel, excluding derivatives	($/kcf)	10.57
Realized gains (losses) on derivatives		(0.65)
Total average price per barrel		9.92

5 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

34	Eni Interim Consolidated Report 2022

Global Gas & LNG Portfolio

	First Half
(€ million)	2022	2021	Change	% Ch.
Operating profit (loss)	(2,060)	(240)	(1,820)	..
Exclusion of special items	2,977	234
Adjusted operating profit (loss)	917	(6)	923	..
Net finance (expense) income	(20)	(4)	(16)
Net income (expense) from investments	2	(2)	4
Income taxes	(301)	(11)	(290)
Adjusted net profit (loss)	598	(23)	621	..

In the first half of 2022, the Global Gas & LNG Portfolio segment reported an increase of €923 million in the adjusted operating profit compared to the adjusted operating loss reported in the comparative period mainly due to the strong pricing environment and margin optimization leveraging on the flexibility of the natural gas supply portfolio in inventory management and the diversified price indexation.

The segment reported an adjusted net profit of €598 million compared to the adjusted net loss of €23 million in the first half of 2021.

Refining & Marketing and Chemicals

	First Half
(€ million)	2022	2021	Change	% Ch.
Operating profit (loss)	2,279	(115)	2,394	..
Exclusion of inventory holding (gains) losses	(1,388)	(832)
Exclusion of special items	122	1,017
Adjusted operating profit (loss)	1,013	70	943	..
- Refining & Marketing	1,003	(171)	1,174	..
- Chemicals	10	241	(231)	(95.9)
Net finance (expense) income	(29)	(10)	(19)
Net income (expense) from investments	218	(33)	251
of which: ADNOC R&GT	196	(49)	245
Income taxes	(324)	(3)	(321)
Adjusted net profit (loss)	878	24	854	..

In the first half of 2022, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €1,013 million, a robust increase compared to adjusted operating profit of €70 million in same period of 2021.

The Refining & Marketing business reported an adjusted operating profit of €1,003 million, a significant improvement compared to adjusted operating loss of €171 million in the same period of 2021. The performance was driven by materially higher refining margins, which the business was able to fully capture by ensuring high levels of plant availability. Results also benefitted from optimization measures and initiatives to reduce energy costs of industrial processes by replacing gas with cheaper alternatives. The marketing business reported better results due to higher sales volumes benefitting from the reopening of the economy and increased mobility.

In the first half of 2022, the Chemical business, managed by Versalis, reported an adjusted operating profit of €10 million, down €231 million compared to the first half of 2021, which was impacted by unusual market conditions. The performance was negative affected by a strong increase in the cost of oil-based feedstock and higher plant utilities expenses indexed to the price of natural gas. These were partly offset by optimization measures intended to reduce natural gas consumption and steady margins of polymers.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	35

The Refining & Marketing and Chemicals reported an adjusted net profit of €878 million (adjusted net profit of €24 million in the same period of 2021) due to the improvement performance of the R&M business.

Plenitude & Power

	First Half
(€ million)	2022	2021	Change	% Ch.
Operating profit (loss)	2,613	828	1,785	..
Exclusion of special items	(2,288)	(518)
Adjusted operating profit (loss)	325	310	15	4.8
- Plenitude	251	247	4	1.6
- Power	74	63	11	17.5
Net finance (expense) income	(7)	(1)	(6)
Net income (expense) from investments	(2)	3	(5)
Income taxes	(102)	(89)	(13)
Adjusted net profit (loss)	214	223	(9)	(4.0)

In the first half of 2022, the Plenitude business reported an adjusted operating profit of €251 million, substantially unchanged from the first half of 2021, due to a ramp-up in produced volumes of renewable electricity and higher wholesale prices, as well as effective customer base management, partly offset by a negative trading environment and adverse regulatory effects.

The Power generation business from gas-fired plants in the second quarter of 2022 reported an adjusted operating profit of €74 million, up by 17.5% from the first half of 2021, mainly benefitting from higher revenues on services (capacity market and dispatching).

The segment reported an adjusted net profit of €214 million, down 4%, mainly due to higher income taxes.

36	Eni Interim Consolidated Report 2022

 Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization, is calculated summing up the operating profit and DD&A. Represents the company’s profitability as a result of operations management.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	37

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

First Half 2022	(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group
Reported operating profit (loss)		9,123	(2,060)	2,279	2,613	(419)	(214)	11,322
Exclusion of inventory holding (gains) losses				(1,388)			37	(1,351)
Exclusion of special items:
- environmental charges		2		124		98		224
- impairment losses (impairment reversals), net		43	3	103	3	23		175
- impairment of exploration projects
- net gains on disposal of assets		(2)		(7)				(9)
- risk provisions		7				5		12
- provision for redundancy incentives		17	3	10	69	7		106
- commodity derivatives			2,874	(27)	(2,357)			490
- exchange rate differences and derivatives		(14)	148	(41)	(3)			90
- other		72	(51)	(40)		(8)		(27)
Special items of operating profit (loss)		125	2,977	122	(2,288)	125		1,061
Adjusted operating profit (loss)		9,248	917	1,013	325	(294)	(177)	11,032
Net finance (expense) income (a)		(115)	(20)	(29)	(7)	(448)		(619)
Net income (expense) from investments (a)		884	2	218	(2)	(60)		1,042
Income taxes (a)		(3,869)	(301)	(324)	(102)	178	51	(4,367)
Tax rate (%)								38.1
Adjusted net profit (loss)		6,148	598	878	214	(624)	(126)	7,088
of which attributable to:
- non-controlling interest								10
- Eni’s shareholders								7,078
Reported net profit (loss) attributable to Eni’s shareholders								7,398
Exclusion of inventory holding (gains) losses								(962)
Exclusion of special items								642
Adjusted net profit (loss) attributable to Eni’s shareholders								7,078

(a) Excluding special items.

38	Eni Interim Consolidated Report 2022

First Half 2021	(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group
Reported operating profit (loss)		3,665	(240)	(115)	828	(294)	13	3,857
Exclusion of inventory holding (gains) losses				(832)			17	(815)
Exclusion of special items:
- environmental charges		9		65		5		79
- impairment losses (impairment reversals), net		(376)		970		8		602
- net gains on disposal of assets		(75)		(13)	(1)	1		(88)
- risk provisions		32		(4)		(1)		27
- provision for redundancy incentives		15		18	1	22		56
- commodity derivatives			215	32	(516)			(269)
- exchange rate differences and derivatives		1	56	(2)	(2)			53
- other		(74)	(37)	(49)		2		(158)
Special items of operating profit (loss)		(446)	234	1,017	(518)	37		324
Adjusted operating profit (loss)		3,219	(6)	70	310	(257)	30	3,366
Net finance (expense) income (a)		(193)	(4)	(10)	(1)	(263)		(471)
Net income (expense) from investments (a)		219	(2)	(33)	3	(212)		(25)
Income taxes (a)		(1,473)	(11)	(3)	(89)	(77)	(9)	(1,662)
Tax rate (%)								57.9
Adjusted net profit (loss)		1,772	(23)	24	223	(809)	21	1,208
of which attributable to:
- non-controlling interest								9
- Eni’s shareholders								1,199
Reported net profit (loss) attributable to Eni’s shareholders								1,103
Exclusion of inventory holding (gains) losses								(581)
Exclusion of special items								677
Adjusted net profit (loss) attributable to Eni’s shareholders								1,199

(a) Excluding special items.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	39

LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	June 30, 2022	December 31, 2021	Change
Total finance debt	27,717	27,794	(77)
- Short-term debt	5,701	4,080	1,621
- Long-term debt	22,016	23,714	(1,698)
Cash and cash equivalents	(10,900)	(8,254)	(2,646)
Securities held for trading	(6,304)	(6,301)	(3)
Financing receivables held for non-operating purposes	(2,641)	(4,252)	1,611
Net borrowings before lease liabilities ex IFRS 16	7,872	8,987	(1,115)
Lease Liabilities	4,905	5,337	(432)
- of which Eni working interest	4,417	3,653	764
- of which Joint operators’ working interest	488	1,684	(1,196)
Net borrowings post lease liabilities ex IFRS 16	12,777	14,324	(1,547)
Shareholders’ equity including non-controlling interest	52,012	44,519	7,493
Leverage before lease liability ex IFRS 16	0.15	0.20	(0.05)
Leverage after lease liability ex IFRS 16	0.25	0.32	(0.07)

40	Eni Interim Consolidated Report 2022

COMPREHENSIVE INCOME

	First Half
(€ million)	2022	2021
Net profit (loss)	7,408	1,112
Items that are not reclassified to profit or loss in later periods	98	18
Remeasurements of defined benefit plans	71
Change in the fair value of interests with effects on other comprehensive income	41	16

Share of other comprehensive income on equity accounted entities	1	2

Taxation	(15)

Items that may be reclassified to profit or loss in later periods	1,611	850

Currency translation differences	3,522	1,037
Change in the fair value of cash flow hedging derivatives	(2,735)	(221)

Share of other comprehensive income on equity-accounted entities	36	(30)

Taxation	788	64
Total other items of comprehensive income (loss)	1,709	868
Total comprehensive income (loss)	9,117	1,980
attributable to:
- Eni’s shareholders	9,106	1,971
- Non-controlling interest	11	9

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders’ equity at January 1, 2021		37,493
Total comprehensive income (loss)	1,980
Dividends paid to Eni’s shareholders	(857)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Coupon of perpetual subordinated bonds	(10)
Cost for the issue of perpetual subordinated bonds	(15)
Other changes	(6)
Total changes		3,087
Shareholders’ equity at June 30, 2021		40,580
attributable to:
- Eni’s shareholders		40,496
- Non-controlling interest		84
Shareholders’ equity at January 1, 2022		44,519
Total comprehensive income (loss)	9,117
Dividends paid to Eni’s shareholders	(1,522)
Dividends distributed by consolidated subsidiaries	(13)
Coupon on perpetual subordinated bonds	(87)
Net purchase of treasury shares	(212)
Other changes	210
Total changes		7,493
Shareholders’ equity at June 30, 2022		52,012
attributable to:
- Eni’s shareholders		51,917
- Non-controlling interest		95

Interim consolidated report | Condensed consolidated interim financial statements | Annex	41

 Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

Items of Summarized Group Balance Sheet
		June 30, 2022		December 31, 2021
(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Fixed assets
Property, plant and equipment			54,871		56,299
Right of use			4,401		4,821
Intangible assets			4,851		4,799
Inventories - Compulsory stock			1,307		1,053
Equity-accounted investments and other investments			7,300		7,181
Receivables and securities held for operating activities	(see note 14)		2,087		1,902
Net payables related to capital expenditure, made up of:			(2,040)		(1,804)
-liabilities for current investment assets	(see note 8)	(2)		(16)
-liabilities for no current investment assets	(see note 8)	(103)		(87)
- receivables related to disposals	(see note 6)	9		8
- receivables related to disposals non-current	(see note 8)	23		23
- payables for purchase of non-current assets	(see note 15)	(1,967)		(1,732)
Total fixed assets			72,777		74,251
Net working capital
Inventories			8,820		6,072
Trade receivables	(see note 6)		15,853		15,524
Trade payables	(see note 15)		(16,202)		(16,795)
Net tax assets (liabilities), made up of:			(4,835)		(3,678)
- current income tax payables		(1,179)		(648)
- non-current income tax payables		(372)		(374)
- other current tax liabilities	(see note 8)	(2,166)		(1,435)
- deferred tax liabilities		(5,651)		(4,835)
- other non-current tax liabilities	(see note 8)	(70)		(27)
- current income tax receivables		193		195
- non-current income tax receivables		112		108
- other current tax assets	(see note 8)	592		442
- deferred tax assets		3,545		2,713
- other non-current tax assets	(see note 8)	160		182
- receivables for Italian consolidated accounts	(see note 6)	3		3
- payables for Italian consolidated accounts	(see note 15)	(2)		(2)
Provisions			(11,959)		(13,593)
Other current assets and liabilities, made up of:			(4,300)		(2,258)
- short-term financial receivables for operating purposes	(see note 14)	42		39
- receivables vs. partners for exploration and production activities and other	(see note 6)	3,239		3,315
- other current assets	(see note 8)	25,035		13,192
- other receivables and other assets non-current	(see note 8)	1,266		824
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(3,022)		(3,191)
- other current liabilities	(see note 8)	(28,481)		(14,305)
- other payables and other liabilities non-current	(see note 8)	(2,379)		(2,132)
Total net working capital			(12,623)		(14,728)
Provisions for employee benefits			(803)		(819)
Assets held for sale including related liabilities			5,438		139
made up of:
- assets held for sale		9,823		263
- liabilities directly associated with held for sale		(4,385)		(124)
CAPITAL EMPLOYED, NET			64,789		58,843
Shareholders’ equity including non-controlling interest			52,012		44,519
Net borrowings
Total debt, made up of:			27,717		27,794
- long-term debt		22,016		23,714
- current portion of long-term debt		451		1,781
- short-term debt		5,250		2,299
less:
Cash and cash equivalents			(10,900)		(8,254)
Securities held for trading			(6,304)		(6,301)
Financing receivables for non-operating purposes	(see note 14)		(2,641)		(4,252)
Net borrowings before lease liabilities ex IFRS 16			7,872		8,987
Lease liabilities, made up of:			4,905		5,337
- long-term lease liabilities		4,070		4,389
- current portion of long-term lease liabilities		835		948
Total net borrowings post lease libilities ex IFRS 16 (a)			12,777		14,324
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			64,789		58,843

(a) For details on net borrowings see also note 17 to the condensed consolidated interim financial statements.

42	Eni Interim Consolidated Report 2022

Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2022		First Half 2021
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Net profit (loss)		7,408		1,112
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		2,765		4,273
- depreciation, depletion and amortization	3,390		3,322
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	175		602
- write-off of tangible and intangible assets	47		29
- share of profit (loss) of equity-accounted investments	(850)		477
- other changes	(52)		(176)
- net change in the provisions for employee benefits	55		19
Gains on disposal of assets, net		(444)		(88)
Dividends, interests, income taxes and other changes		5,185		2,135
- dividend income	(151)		(66)
- interest income	(49)		(38)
- interest expense	490		394
- income taxes	4,895		1,845
Cash flow from changes in working capital		(3,840)		(1,797)
- inventories	(3,073)		(890)
- trade receivables	(147)		(1,916)
- trade payables	(645)		1,016
- provisions for contingencies	108		(242)
- other assets and liabilities	(83)		235
Dividends received		305		354
Income taxes paid, net of tax receivables received		(3,664)		(1,502)
Interests (paid) received		(434)		(394)
- interest received	13		15
- interest paid	(447)		(409)
Net cash provided by operating activities		7,281		4,093
Investing activities		(3,193)		(2,387)
- tangible assets	(3,072)		(2,276)
- intangible assets	(121)		(111)
Investments and purchase of consolidated subsidiaries and businesses		(1,267)		(871)
- investments	(1,097)		(540)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(170)		(331)
Disposals		904		237
- tangible assets	7		176
- intangible assets	12		1
- Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	4		76
- tax disposals			(35)
- investments	881		19
Other cash flow related to capital expenditure, investments and disposals		256		73
- investment of securities and financing receivables held for operating purposes	(146)		(69)
- prepaid right of use			(2)
- change in payables in relation to investing activities	297		75
- disposal of securities and financing receivables held for operating purposes	80		79
- change in receivables in relation to disposals	25		(10)
Free cash flow		3,981		1,145

Interim consolidated report | Condensed consolidated interim financial statements | Annex	43

continued Summarized Group Cash Flow Statement

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2022		First Half 2021
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		3,981		1,145
Borrowings (repayment) of debt related to financing activities		1,670		(1,185)
- net change of securities and financing receivables held for non-operating purposes	1,670		(1,185)
Changes in short and long-term finance debt		(706)		(361)
- increase in long-term debt	129		1,333
- repayments of long-term debt	(3,694)		(1,912)
- increase (decrease) in short-term debt	2,859		218
Repayment of lease liabilities		(556)		(445)
Dividends paid and changes in non-controlling interest and reserves		(1,713)		(844)
- reimbursement to non-controlling interest	20
- net purchase of treasury shares	(195)
- acquisition of additional interests in consolidated subsidiaries	(5)
- dividends paid to Eni’s shareholders	(1,520)		(839)
- dividends paid to non-controlling interest	(13)		(5)
Net issue (repayment) of perpetual hybrid bond		(87)		1,975
- issue of perpetual subordinated bonds			1,985
- payments on perpetual subordinated bonds	(87)		(10)
Effect of changes in consolidation, exchange differences and cash and cash equivalent		79		22

- effect of exchange rate changes on cash and cash equivalents and other changes	79		22

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		2,668		307

44	Eni Interim Consolidated Report 2022

Risk factor and uncertainties

The main risks developments during the first half of 2022 and the outlook for the second half of the year is presented below. For a full description of our risks, investors are urged to read our Annual Report on Form 20-F filed for the year 2021 with the US SEC and/or Annual Report 2021.

THE GROUP’S PERFORMANCE IS MAINLY EXPOSED TO THE VOLATILITY OF THE PRICES OF CRUDE OIL AND NATURAL GAS AND TO CHANGING MARGINS OF REFINED PRODUCTS AND CHEMICAL PRODUCTS

The price of crude oil is the main driver of the Company’s operating performance and cash flow. The price of crude oil has a history of volatility because, like other commodities, it is influenced by the ups and downs in the economic cycle and several other macro-variables that are beyond management’s control. Crude oil prices are mainly determined by the balance between global oil supplies and demand, the global levels of commercial inventories and producing countries’ spare capacity. In the short-term, worldwide demand for crude oil is highly correlated to the macroeconomic cycle. A downturn in economic activity normally triggers lower global demand for crude oil and possibly a supply and/or an inventory build-up, because in the short-term producers are unable to respond to swings in demand quickly. Whenever global supplies of crude oil outstrip demand, crude oil prices weaken. Factors that can influence the global economic activity in the short-term and demand for crude oil include several, unpredictable events, like trends in the economic growth which shape crude oil demand in big consuming countries like China, India and the United States, financial crisis, geo-political crisis, local conflicts and wars, social instability, pandemic diseases, the flows of international commerce, trade disputes and governments fiscal policies, among others. All these events could influence demands for crude oil. Long-term demands for crude oil is driven, on the positive side, by demographic growth, improving living standards and GDP expansion; on the negative side, factors that in the long-term may significantly reduce demands for crude oil include availability of alternative sources of energy (e.g., nuclear and renewables), technological breakthroughs, shifts in consumer preferences, and finally measures and other initiatives adopted or planned by governments to tackle climate change and to curb carbon-dioxide emissions (CO2 emissions), including stricter regulations and control on production and consumption of crude oil. Many governments and supranational institutions, with the USA and EU leading the way, have begun implementing policies to transition the economy towards a low-carbon model of development through various means and strategies, particularly by supporting development of renewable energies and the replacement of internal combustion engine vehicles with electric vehicles, including the possible adoption of tougher regulations on the use of hydrocarbons such as the taxation of CO2 emissions as a mitigation action of the climate change risk. According to Eni’s management, the push to reduce worldwide greenhouse gas emissions and an ongoing energy transition towards a low carbon economy are likely to materially affect the worldwide energy mix in the long-term and may lead to structural lower crude oil demands and prices.

Notwithstanding the significant growth in US tight oil production since 2011, global oil supplies are still controlled to a large degree by the Organization of the Petroleum Exporting Countries (“OPEC”) cartel, which has recently extended to include other important oil producers like Russia and Kazakhstan to form the so-called OPEC+ alliance. Saudi Arabia plays a crucial role within the cartel, because it is estimated to hold huge amounts of reserves and a vast majority of worldwide spare production capacity. This explains why geopolitical developments in the Middle East and particularly in the Gulf area, like regional conflicts, acts of war, strikes, attacks, sabotages, and social and political tensions can have a big influence on crude oil prices. Also, sanctions imposed by the United States and the EU against certain producing countries may influence trends in crude oil price. To a lesser extent, extreme weather events, such as hurricanes in areas of highly concentrated production like the Gulf of Mexico, and operational issues at key petroleum infrastructure may have an impact on crude oil prices.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	45

The first half of 2022 featured rising trends in oil prices and other energy commodities driven by a constructive macro backdrop and the geopolitical risks associated with Russia’s military aggression of Ukraine (see paragraph below), which fueled uncertainties about possible interruptions of crude oil and natural gas flows from Russia. Excluding the latter factor, the oil market fundamentals have progressively strengthened due to a steady growth in demand and, particularly from the second quarter, by a recovery in refined products demand in all segments: road mobility, industry/commercial transport, and finally the airline sector, notwithstanding the policy of zero tolerance against the COVID-19 of the Chinese authorities who have imposed very strict lockdowns in some large districts (Shanghai). Demand is estimated to have almost recovered to pre-COVID levels of around 100 million barrels/day during the second quarter of 2022.

Oil supplies have been under control for two reasons. First, listed oil companies, particularly US shale producers, have upheld the financial discipline policy adopted in response to the COVID-19 crisis, limiting expenditures to the amounts required to maintain production and pursue selective new initiatives, allocating the excess cash flows generated in the current scenario to the restructuring/reduction of finance debt and to boost shareholders remuneration. Continued financial discipline at international oil companies is management’s response to market volatility, investors’ pressure to achieve more attractive returns, and banks’ ESG constraints limiting access to new finance. As a result, US production has not shown any signs of growth remaining at a level of about 12 million bbl/day (compared to 13 million in the pre-COVID level). The second driver was the underperformance of the OPEC+ alliance countries, which produced at a significantly lower level than the current production quotas, which have been gradually eased on a monthly basis to recover from the historic production cut of 10 million bbl made in May 2020 in response to the COVID-19 crisis. According to market estimates, in the last eighteen months the OPEC+ alliance produced on average more than 1 million bbl/day less than the reference quota. Finally, between May and June, the escalation in the social and political instability in Libya and the resumption of the internal armed clashes between the two conflicting factions forced the Country to shut down its production activities amounting to about 1.2 million bbl/day due to force majeure.

Against this backdrop, global oil and products stocks continued to decline at a pace of more than 1 million bbl/day; in particular, in the US market, in May stocks levels achieved the lowest levels since 2015 at 1.7 billion bbl vs 2.1 billion during the peak of COVID-19. Spot price of the benchmark Brent crude oil recovered to the highest values since 2014, reaching at the beginning of June 130 $/barrel, with an average of about 108 $/barrel in the first half of 2022 up by 43 $/barrel compared to the first half of 2021. In the same month, global financial markets have corrected significantly due to uncertainties related to the macroeconomic outlook and the change in the Federal Reserve’s monetary policy to tackle inflation by means of interest rate hikes and quantitative tightening. The oil price fell significantly by about 15% in a month, like all asset classes, due to apparent liquidation of long positions by traders despite the physical market continued to tighten as highlighted by the strong backwardation in the forward price structure.

Despite rising inflation pressures, the slowdown in the Chinese economy and the geopolitical risks associated with Russia’s military aggression of Ukraine, a soft landing of the economy remains the most likely scenario, thus supporting the oil market outlook for the second half of the year and in the short term. Furthermore, the economic sanctions against Russia imposed by Western countries and the decision of international oil companies to divest upstream activities in the Country and therefore to withdraw their technological and financial support could have a significant impact on Russia’s ability to maintain current production levels. Before Ukraine’s military aggression, Russia produced about 10.6 million bbl/day or about 12% of the global oil supply.

Management updated the 2022 assumptions of the Brent reference price to 105 $/barrel (compared to 80 $/barrel as initially planned) reflecting current trends and enhancing the planning projections in the three-year period ’23-’25 compared to the assumptions utilized in the 2021 Annual Report for the same period (on average up about 20 $/barrel compared to approximately 70 $/barrel on average as planned). In the long-term oil decline, the Group is assuming a decline in crude oil prices to take into account our perceived risks of a progressive phase-out of crude oil in the global energy mix by from 2030 onwards in relation to the achievement of the Paris climate objectives (Eni assumption: 46 $/barrel in real terms in 2050).

46	Eni Interim Consolidated Report 2022

Demand recovery for petroleum products and stocks drawdowns, particularly of gasoil, have triggered an unprecedented rise in refining margins in the second quarter of 2022, topping at over 25 $/barrel in June from negative values reported in the first part of the year (Eni SERM benchmark recorded -8 $/barrel at the beginning of March). This trend was also due to a long restructuring process and plants shutdowns occurred in the USA and Western Europe due to the structural crisis of the sector from 2014 until the end of 2021. In certain areas, operating plants recorded in recent months the highest utilization rates in thirty years. Despite increased throughputs, capacity constraint across the industry and bottlenecks in the system, fueled the competition between the different business segments (gasoline, diesel, jet fuel, chemical feedstocks) resulting in very strong products crack spreads. Reflecting this trend, in the first half of 2022 the SERM was positive at $8/barrel on average, compared to a value close to zero in the comparative period. The June’s commodity correction, a slowdown in demand for gasoline in the US recorded in July and a recovery of gasoil exports from Russia and Asia led to a significant reduction in refining margins in the Mediterranean area, which at the end of July returned to levels close to zero.

The European gas market experienced a phase of extreme volatility at the beginning of the year due to tight fundamentals (rising demand trend, a recovery in industrial activity, limited supplies) and Russia’s military aggression of Ukraine due to a possible risk of disruption in the gas import flows from Russia, also in relation to possible international sanctions against the Russian energy sector (see next paragraph). In the following months, the market stabilized due to the seasonality in consumption and the massive increase in volumes exported by liquefaction plants in the Gulf of Mexico to Asia and Europe. In the first half of 2022 the benchmark European prices (PSV in Italian market; TTF in northwestern market) averaged approximately 30 $/mmBtu compared to approximately 8 $/mmBtu in the first half of 2021. Tight global supplies supported a recovery in US spot gas prices at Henry Hub which from around 4 $/mmBtu for the full year of 2021 climbed in the first half of 2022 to the highest prices since 2008 at approximately 10 $/mmBtu. Market stability was suddenly interrupted in the second half of June due to an accident at an export terminal in the Gulf of Mexico that would result in a shutdown of several months and renewed uncertainties related to gas flows from Russia due to the maintenance activities of the Nord Stream 1 pipeline. In a couple of weeks, the gas spot price in Europe doubled, highlighting the severity of European energy crisis.

Relating to the commodity prices volatility and market uncertainties, the management has not recognized any reversal of prior period impairment losses at oil & gas assets despite strengthening trendsin hydrocarbons prices.

The volatility of hydrocarbons prices significantly affects the Group’s financial performance, mainly the Exploration & Production segment. Lower hydrocarbon prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow; the opposite occurs in case of a rise in prices. In the first half of 2022 the Group’s adjusted operating profit and net cash provided by operating activities increased by approximately €8 and €3 billion, respectively, compared to the same period of 2021 due to higher hydrocarbons prices.

Eni estimates that approximately 40% of its current oil and gas production is exposed to fluctuations in hydrocarbons prices. Exposure to this strategic risk is not subject to economic hedging, except for some specific market transactions or conditions as was the case during the fourth quarter of 2021 with prices increasing many times over the recent few months. This strong uptrend supported management to make use of commodity financial derivatives to hedge commercial margins relating to the sale of a part of the Company’s natural gas proved reserves in the period December 2021 to December 2022.The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, whereby the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure and hence production, and vice versa (see below).

The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development and production of oil and natural gas reserves. Historically, Eni’s capital expenditures have been financed with cash generated from operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. Eni’s cash flows from operations and access to capital markets are subject to several variables. The Group does not hedge its exposure to volatile hydrocarbons prices in its business of developing and extracting hydrocarbons reserves except in case of specific markets or business conditions. Other variables that affect cash flows are: (i) the amount of Eni’s proved reserves; (ii) the volume of crude oil and natural gas Eni is able to produce and sell from existing wells; (iii) the prices at which crude oil and natural gas are sold; (iv) Eni’s ability to acquire, find and produce new reserves; and (v) the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	47

The price of crude oil has a history of volatility because, like other commodities, it is influenced by the ups and downs in the economic cycle and several other macro-variables that are beyond management’s control as was the COVID-19 crisis in 2020. A downturn in the macroeconomic cycle could negatively affect demands for hydrocarbons and could change the fundamentals of the oil and natural gas markets leading to lower commodity prices. Lower oil and gas prices over prolonged periods may have material adverse effects on Eni’s performance and business outlook, because such a scenario may limit the Group’s ability to finance expansion projects, further reducing the Company’s ability to grow future production and revenues, and to meet contractual obligations. The Company may also need to review investment decisions and the viability of development projects and capex plans and, as a result of this review, the Company could reschedule, postpone or curtail development projects. A structural decline in hydrocarbon prices could trigger a review of the carrying amounts of oil and gas properties and this could result in recording material asset impairments and in the de-booking of proved reserves if they become uneconomic in this type of environment.

If revenues or Eni’s ability to borrow decrease significantly due to factors such as a prolonged decline in crude oil and natural gas prices or a more stringent investment framework on part of lenders and financing institutions due to ESG considerations, Eni might have limited ability to obtain the capital necessary to sustain its planned capital expenditures. If cash generated by operations, cash from asset disposals, or cash available under Eni’s liquidity reserves or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its results of operations and cash flows and its ability to achieve its growth plans. In addition, funding Eni’s capital expenditures with additional debt will increase its leverage and the issuance of additional debt will require a portion of Eni’s cash flows from operations to be used for the payment of interest and principal on its debt, thereby reducing its ability to use cash flows to fund capital expenditures and dividends.

These risks could adversely affect the business outlook, operating results, cash generation, liquidity and returns for the shareholder in terms of dividend amounts, cash availability for the buy-back programs and the stock market performance of the Eni share.

Financial discipline and selective are the tools that management utilizes to stabilize profitability and cash generation and to retain a strong balance sheet considering the volatility of hydrocarbons prices. Management plans to increase the resilience of the Oil & Gas asset portfolio, reducing the level of Brent at which Eni’s operating cash flow is able to cover capex and the floor dividend. In 2022 the cash neutrality is expected at a Brent price of around 40 $/bbl.

Management expects to pay an annual dividend of €0.88 per share for 2022, of which the floor dividend amounts to €0.36, to be paid in four instalments of the same amount and has committed to executing a buy-back program of the Eni share of €2.4 billion, through April 2023.

The Company retains a degree of financial flexibility because a significant portion of the planned expenditures for oil and gas exploration and development is still uncommitted, which can be rephased, cancelled or postponed in case of a sudden downturn in the oil prices.

In addition, considering the volatility of operating cash flows, the Company maintains a liquidity buffer of almost €25 billion of cash and cash equivalents, financing receivables held for non-operating purposes, government bonds and corporate investment grade bond and other financial assets, as well as committed borrowings facilities to meet our funding requirements for short-term debt equal to approximately four times the amount of financial debt maturing in the next twelve months (including lease liabilities ). This reserve includes €2.6 billion of deposits in escrow to guarantee the settlement of derivative contracts.

48	Eni Interim Consolidated Report 2022

Our main price sensitivities foresee a variation of €130 million in free cash flow for each one-dollar change in the price of Brent crude oil and around €700 million for a 5 USD/cent movement in the USD/EUR cross rate vs our new assumption of 1.08 USD/EUR for 2022 and considering 105 $/bbl Brent price.

For the time being, the Company is relatively insulated from movements in natural gas prices because a large part of our equity gas volumes is sold on preset contractual terms, and also due to the forward sale of a portion of equity gas amounting to about 5 bcm (otherwise indexed to spot prices) executed at prices current in the last months of 2021 ranging between 800 and 400 €/kcm.

Finally, movements in hydrocarbons prices significantly affect the reportable amount of production and proved reserves under our production sharing agreements PSAs. The entitlement mechanism of PSAs foresees the Company is entitled to a portion of a field’s reserves, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The higher the reference prices for Brent crude oil used to estimate Eni’s proved reserves, the lower the number of barrels necessary to recover the same amount of expenditure, and vice versa. In the first half of 2022 our reported production were lowered by an estimated amount of 9 kboe/d due to an increased Brent reference price.

RISKS IN CONNECTION WITH THE WAR IN UKRAINE

The protraction of Russia’s military aggression of Ukraine commenced last February has made the outlook for the remainder of 2022 and for the medium term all the more uncertain and unpredictable. Eni is exposed to a major systemic risk that a prolonged conflict, an enlargement of military operations, the impacts of the economic sanctions imposed by the international community against Russia or possible unilateral interruptions of hydrocarbons exports to Europe by Russia as retaliation could dampen investors or consumers’ confidence, causing a delay or a halt in spending decisions. Those developments could trigger a slowdown in the macroeconomic cycle, a stagnation or, under the worst possible outcome, a global recession. Those could negatively and significantly affect demand for hydrocarbons, which is very sensitive to macroeconomic trends, leading to a decline in hydrocarbon prices that are the main driver of the Group’s results of operations and cash flow.

In response to Russia’s military aggression of Ukraine, the EU, the USA, and the UK have adopted economic and financial sanctions designed to weaken Russia’s ability to fund the war operations.

The EU sixth sanction package of restrictive measures against Russia was enacted June 3, 2022 and is particularly relevant to the oil&gas sector. The new sanctions will phase out Russian oil imports to EU in an orderly fashion. For seaborne crude oil, spot market transactions and execution of existing contracts will be permitted for six months after entry into force, while for petroleum products, these will be permitted for eight months after entry into force. A waiver is granted to certain EU Member States who have a particular pipeline dependency on Russia and can continue to receive crude oil delivered by pipeline, until the Council decides otherwise. Finally, after a wind down period of 6 months, EU operators will be prohibited from insuring and financing the transport, particularly through maritime routes, of Russian oil to third countries.

The EU has also adopted the REPowerEU plan to end dependence on Russian fossil fuels as soon as possible and well before 2030 by means of an articulated set of actions and instruments targeting the energy saving, an acceleration in the green transition, a diversification of supplies and leaner procedures to sanction capital investments.

As disclosed in the Annual Report 2021, Eni has ceased long ago any direct engagement in the Russian upstream sector. The Group main exposures towards Russia are represented by the long-term supply contracts of natural gas with Gazprom with take-or-pay clauses; the supplied volumes are marketed in Italy. In the notes to the financial statements of this interim report, the Group’s main contractual obligations are disclosed, out of which the most significant amounts are due to Russian counterparts in connection with the take-or-pause clause of the natural gas supply contracts. The volumes of natural gas supplied from Russia have covered 33% of the total natural gas purchases made by the Group in the first half 2022 (40% in 2021, including volumes supplied for reselling in the Turkish market). In case the Group is forced to cease lifting volumes of Russian natural gas due to new restriction or a ban to trade Russian natural gas or to comply with possible obligations to achieve the goals of the REPowerEU plan, we may suffer adverse effects which we cannot currently predict or quantify. Risks could also materialize in case of a scenario of unilateral interruptions of gas supplies by Gazprom, considering Eni’s current delivery commitments and the fact that the Group has entered derivative transactions to hedge the price risk exposure, the underlying commodities of which are represented in part by volumes of Russian gas.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	49

To cope with those risks and with a view to gradually reducing the weight of the Russian supplies in the Group portfolio also in line with the goal of Italy and the EU, the management has finalized several initiatives to increase and diversify the natural gas supplies to Europe in strict contact with institutions, leveraging on its ample and extensive reserve base, the geographical reach of its operations, long-standing relationships with producing countries and access to transport capacity and LNG assets. In the first half, new agreements have been signed to secure additional gas supplies to the Italian gas market, which will be supported by the development of already discovered reserves or by near-field exploration in well-known areas, as well as by the construction of an LNG project to export gas from Congo. These deals will be able to deliver up to 20 billion cubic meters of natural gas by 2025, effectively covering 100% of the Russian natural gas volumes normally supplied to the Italian market. Furthermore, the Group has put a halt to signing new gas delivery contracts to be able to fulfill its current delivery commitments for 2022 with natural gas supplies coming from geographies other than Russia, should a worst-case scenario of interruption in the Russian gas flows materialize at any time.

Eni’s refineries have utilized Russia crude oil (the Ural quality) to produce refined products at its plants and facilities. In 2021, supplied volumes of Russian crude oil have represented 18% of the total volumes supplied to Eni’s refining system. From the second quarter of 2022, bringing forward a possible EU ban on trading Russian crude oil, Eni has decided to replace the volumes of Russian crude oil with other crude qualities in its refinery slate, incurring higher expenses or lower margins (in the first half of 2022 supplied volumes of Russian crude oil was 7% of total supplies). Furthermore, the management has started a sale process of Eni’s interest in the joint operation PCK (Eni’s interest being 8.33%), which is operating the Schwedt refinery in Germany. The refinery is linked to the pipeline system carrying crude oil from Russia, thus making difficult the replacement of the Russian crude. The book value of the asset is negligible.

THE GROWING VOLATILITY IN ENERGY MARKETS HAS INCREASED ENI’S FINANCIAL RISKS

The Russian military aggression against Ukraine has triggered a new phase of extreme volatility in energy commodity markets due to possible disruptions in the export flows of Russian products and the sanctions adopted by the international community against the Russian hydrocarbon industry, which represents a significant share of the global energy supply. Eni has increased its “financial headroom” to respond to the new critical phase by increasing the liquidity reserves also through drawing against existing credit lines bearing the relevant charges in terms of opportunity cost of cash on hand and additional financial charges. This increase in liquidity reserves was deemed necessary in relation to the potential higher financial needs for operations in commodity derivatives which require traders to establish liquid deposits at commodity exchanges or third-party financial institutions, to guarantee the settlement of the underlying contractual obligations (delivery/withdrawal of the goods or settlement of the price differential).

The amount of these deposits is a function of the value of the outstanding exposures and therefore of the prices. In case of a rise in commodity prices leading to a proportional increase in paper losses, the trader is required to increase the deposit as collateral of the operations, in order to comply with the initial contractual obligation to cover the imbalances (request for integration of the margin, or margin call).

The increase in natural gas prices has also triggered a heightened counterparty risk as consequence of the expansion of the outstanding trade receivables from customers, both served by the GGP business (industrial, resellers companies) and towards customers served by Plenitude (residentials and small businesses). This has led to an increase in the credit loss provisions due to the leverage effect and the increased probability of default of counterparties in a context of increased systemic risk, which has caused the default in Europe of various wholesalers and retailers companies unable to manage price volatility, while on the side of industrial customers, several cases of shutdowns occurred in manufacturing production due to higher energy costs or financial difficulties in paying the amount of the energy supply bills.

50	Eni Interim Consolidated Report 2022

OIL AND GAS ACTIVITY MAY BE SUBJECT TO WINDFALL INCOME TAXES TRIGGERED BY PERCEIVED HIGH PROFITS MADE IN THE CURRENT PRICE SCENARIO

Rising energy prices due to market factors and to risks in connection with the Russia-Ukraine situation have eroded the purchasing power of households and increased the input costs to the manufacturing sectors, fueling inflationary pressures. Governments all around the world have put in place several instruments and initiatives to soften the impact of the energy bill. In Italy and in the UK the governmental measures intended to reduce energy costs to households and businesses are expected to be financed through an increased fiscal take on the energy sector.

In Italy, law n.51 enacted May 20, 2022, has established a one-off, windfall tax on the extra-profits of the energy companies for fiscal year 2022. A rate of 25% is applied to a taxable basis, which is calculated as the increase recorded in the six-month period starting October 1, 2021 through April, 30, 2022 over the corresponding period a year ago on the difference between active and passive transactions considered for the periodic settlement of the added value tax.

The taxable basis does not take into account derivative contracts, entered into by Eni to normalize its results of operations. Furthermore, the taxable basis excludes active transactions made on sales outside Italy, according to the extraterritorial criteria set forth by VAT regulations. A circular letter issued by the Tax Authorities on July 11, 2022, has specified that the above exclusion is conditioned upon the corresponding purchases being also extraterritorial according to VAT principles. Concerning natural gas transactions, such condition is not applicable to Eni since the different sources of supply cannot be correlated to the specific different utilizations. The Company is seeking confirmation of its interpretation through consultation with the Tax Authorities.

The charge accrued by Eni in the first half 2022 profit and loss amounted to €546 million, of which 40% has been already paid as advance in June, with the 60% balance due in November.

In the UK an Energy Profits Levy has been enacted subsequently to closing, effective May 26, 2022, which has added a windfall tax rate of 25% to the corporate tax rate of companies operating in UK and in the UK continental shelf. As a result of this windfall tax, the UK corporate tax rate has been raised to 65%. The windfall tax will remain valid until hydrocarbons prices normalize, and however no further than December 31, 2025. Decommissioning costs and financial charges cannot be deducted for the purpose of calculating the windfall tax, while incentives are recognized for new capital expenditures. Eni expects a charge of about €230 million for fiscal year 2022.

SANCTION TARGETS

As consequence of the military aggression of Ukraine, the European Union, the United Kingdom, the United States and the G-7 countries adopted a comprehensive system of sanctions against Russia to weaken its economy and its ability to finance the war. The sanction system is constantly evolving.

The main targets of the sanctions are the Russian Central Bank and the major financial institutions of the country. The EU has sanctioned the Russian Central Bank and many commercial banks by freezing assets and imposing a ban on EU operators from making transactions with sanctioned entities (such as providing financing, managing assets or Russian Central Bank’s reserves and any other kind of transaction).

Considering the complexity of the sanctions and the existing Eni’s contracts for gas supply from Russia and the need to make payments to Russian counterparties, the Company is exposed to the risk of possible violations of the sanction’s regime.

Eni adopted the necessary measures to ensure that its activities are carried out in accordance with the applicable rules, ensuring continuous monitoring of the evolution in the sanction framework, to adapt on an ongoing basis its activities to the applicable restrictions. In accordance with these guidelines, Eni complied with a new procedure of payment in rubles of Russian gas supplies, requested by the supplier GazpromExport in execution of legislative acts to which Eni is not subject (presidential decrees of the President of the Russian Federation).

The adhesion to this new payment procedure, not provided by the existing contractual provisions of regulation in euro, took place after considering the risks of possible violation of the sanction’s regime, as well as all the risks related to the duty to implement fairly the contractual obligations and after obtaining the prior approval of the Italian Authorities, responsible for verifying the compliance and the possible application of the EU sanctions regime.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	51

Eni has agreed to adhere to the new procedure, subject to confirmation by the counterparty that the new payment rule does not constitute a unilateral modification of the supply contract and that invoices will continue to be made in euro. This new procedure provides: i) the opening, as a precautionary measure, of two currency accounts called “K accounts” at the Russian Gazprombank; ii) the deposit by Eni of the invoices balance expressed in euro in one of the two K accounts (the one denominated in euro); iii) the conversion by Gazprombank into rubles at the Moscow Stock Exchange in the following 48 hours through a clearing agent; iv) the transfer of rubles obtained in the second K account (denominated in rubles). GazpromExport will be paid through this latter K account.

Eni considers that this conversion does not constitute the management of assets or reserves of the Russian Central Bank or a form of financing for Gazprombank or other entities subject to EU sanctions, as well as that the opening of K accounts takes place without prejudice to any of its contractual rights, which provide for the fulfilment of the obligation to pay in euro, while the risks and charges for conversion into rubles remains at the responsibility of the Russian supplier.

As a precautionary measure, Eni has initiated an international arbitration based on the Swedish law (as required by the existing contracts) to resolve doubts regarding the contractual changes required by the new payment procedure and the correct allocation of costs and risks.

RISK RELATED TO POLITICAL CONSIDERATIONS

As of December 31, 2021, 80% of Eni’s proved hydrocarbon reserves were located in non-OECD Organization for Economic Cooperation and Development) countries, mainly in Africa, the Middle East and Central Asia. In these countries, the socio-political framework, the financial system and the macroeconomic outlook are less stable than in the OECD countries. In those non-OECD countries, Eni is exposed to a wide range of political risks and uncertainties, such as internal conflicts, revolutions, the establishment of non-democratic regimes and other forms of civil disorder, nationalizations, expropriations, contraction of economic activity and financial difficulties of local governments with impacts on the solvency of the national oil companies, high levels of inflation, currency devaluation, that may impair Eni’s ability to continue operating economically on a temporary or permanent basis, and its ability to access oil and gas reserves. Another risk is represented by the system of sanctions applied by the USA and in some cases by the EU against certain countries which could compromise Eni’s ability to continue to operate or to operate economically.

Other risks related to the activity in these countries are represented by: (i) lack of a stable legislative framework and uncertainties on the protection of the rights of the foreign company in the event of contractual breaches by private subjects or State companies; (ii) penalizing developments or applications of laws, regulations, unilateral contractual changes that entail the reduction in value of Eni assets, forced divestments, nationalizations and expropriations; (iii) restrictions on exploration, production, import and export activities; tax increases; (v) internal social conflicts leading to wars, acts of sabotage, attacks, violence and similar events; (vi) difficulties in finding qualified international or local suppliers in critical operating environments; and (vii) complex processes of granting authorizations or licenses affecting time-to-market of certain development projects.

The financial outlook of some non-OECD countries where Eni operates has deteriorated significantly due to the economic crisis connected to COVID-19 and the contraction of oil revenues, with an uncertain recovery and possible impact on solvency of the state oil companies and local operators that are Eni’s partners in the reserve development projects.

Areas where Eni operates and where the Company is particularly exposed to political risk include, but are not limited to Libya, Venezuela and Nigeria.

Venezuela is currently experiencing a situation of structural economic and financial crisis due to the contraction of oil revenues, that represent the country’s main source of income, largely due to the effects of US sanctions, which have precluded the access to the necessary financing to develop reserves, causing the fall in production levels. The sanctions regime generates a risk for the recoverability of the Eni’s investments, which are located in three major projects: the Perla offshore gas field, operated by the local

52	Eni Interim Consolidated Report 2022

company Cardón IV, in an equal joint venture with another international oil company, the Junin 5 oil fields in the onshore and Corocoro in the offshore, both operated by an “Empresa Mixta” established with the state oil company PDVSA which holds the majority stake. The three projects have been subject to write-downs in past years with the reclassification of a large volumes of reserves to the “probable” category according to the reduced prospects of producibility. During the first half of 2022, interactions continued with the competent US authorities (Department of State) in order to identify possible solutions aimed at ensuring the sustainability of gas supplies for the local market that are not subject to sanctions. Eni and the other partner of the JV Cardon IV have therefore obtained in May 2022 the authorization to receive from PDVSA in-kind payments through quantities of oil, to reimburse the gas supplies of Cardon IV. The amount of crude oil assigned in June and July was equal to 2.1 million barrels in Eni’s share and were allocated to the European market with a cash-in of about €200 million. Net of this reimbursement, at the date of this report, outstanding trade receivables, in Eni’s share, against PDVSA for Cardon IV gas supplies, were approximately $1.3 billion, with a 53% provision, estimated on the basis of the debt collection rates in the context of sovereign defaults and with a corrective factor to consider the strategic nature of the energy sector. Eni continues to monitor the evolution of the sanctioning framework and to evaluate various options to unlock payments in compliance with the rules in force.

Nigeria is slowly emerging from the severe financial and economic crisis resulting from the pandemic. The Group’s main exposures and related counterparty risks relate to the financing of the operated oil & gas projects, where Eni bears all development costs upfront and charges the state oil company NNPC and local partners the share of costs for them. Both NNPC and local partners encountered difficulties in fulfilling the project’s funding obligations, leading to an increase in Eni’s financial exposure. The recovery of outstanding receivables against a local partner has become riskier also due to Eni credit disputes.

In May 2021, the Nigerian license OPL 245 relating to the exploration of the offshore block expired, for which Eni had requested the conversion into a development license in full conviction that it had complied with all the contractual terms, conditions and requirements for such conversion, including timely notification to the counterparty. So far, the competent Nigerian authorities have not agreed to the conversion. To protect its right and the recoverability of the investment, Eni launched an international arbitration in ICSID in September 2020.

In the future, Group may incur new losses on exposures in Venezuela and Nigeria, in case of further deterioration of the economic and financial situation of these countries.

Libya is one of main countries in terms of production volumes and contribution to consolidated results. The Country has gone through a long period of political-social instability and internal tensions resulting from the armed revolution of 2011 and the change of the regime.

The events occurred in 2011, which led to the total shutdown of Eni’s activities in the country for almost a year, had significant impacts on the results of the time. In the following years, the situation of continuous social and political instability, which resulted often in acts of hostility, armed clashes and tensions between the two factions competing for the leadership of the country, compromised in various circumstances the regularity and security of Eni’s operations.

Since September 2020, the country had found a phase of stability which lasted for a large part of 2021, thanks to a pacification agreement with the aim of installing a new government freely elected by the entire population.

However, the electoral process failed and the opposition between the Government of National Unity installed in Tripoli and the self-appointed National Stability Government installed in the east of the country resumed, fueling protests for a better redistribution of oil revenues and social tension.

The situation of instability and disorder resulted between May and June in the almost total shutdown of oil production in the eastern part of the country and the main export terminals, as well as in a dispute between the two factions relating to the top management of the NOC State Company. The force majeure affected some assets owned by Eni since last April. The offshore production (in particular Bahr Essalam) and onshore production in the Tripoli area has continued regularly.

In the first half of 2022, Eni’s production in Libya was 158 kboe/d slightly lower than management’s plans and was negatively affected by plant shutdowns due to force majeure. In the second half of July, in a still complex and conflicting situation, the force majeure on all oil assets was lifted and oil exports resumed.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	53

Although the Libyan state company has expressed its intention to relaunch the country’s oil industry, the internal situation of political and social protest and the level of tension between the factions make the operating environment unpredictable and extremely volatile. The management believes that the Libyan geopolitical situation continues to be a risk factor to Eni. Libya currently represents about 10% of Eni’s total hydrocarbon production; this incidence has progressively decreased in recent years in line with the Group’s strategy of balancing country risk through expansion in areas with a higher degree of political stability. However, Libya remains one of the more profitable countries in Eni’s portfolio and its contribution to the Group results of operations and cash flow is material.

To discount the risks of potential unfavorable geopolitical developments in Libya and in other countries, where Eni operates, which could lead to interruptions of limited duration of hydrocarbon development and production activities, such as those caused by social tensions and conflicts or other upstream risks (for example environmental or related to the complexity of operations), management has applied a quantified linear cut (“haircut”) to the target production levels of the 2022-2025 four-year plan, either on the basis of its appreciation of these types of risks, past experience and other factors. However, this contingency on future productions does not cover the consequences of events of extraordinary magnitude (so-called “worst case scenario”) to which significant interruptions of production activities for prolonged periods can be associated.

Considering the size of Eni’s reserves located in these countries, the Company is particularly exposed to this risk in upstream activities. Eni constantly monitors the political, social and economic risks of the 69 countries where it has invested or intends to invest, in order to assess the economic and financial and select the investments. Notwithstanding their unpredictable nature, such events may have significant negative impacts on Eni’s expected economic and financial results, also in terms of recovery of credits granted to State companies to finance development projects.

54	Eni Interim Consolidated Report 2022

Outlook

The Company is issuing the following updated operational and financial guidance for the FY ’22 based on information available to date, management’s judgement of potential risks and uncertainties and assuming no additional material disruptions to Russian gas flow:

●	E&P: Hydrocarbon production is expected at 1.67 million boe/d, in line with previous guidance of 1.7 million boe/d adjusted for force majeure effects and at the Company’s updated price deck of 105 $/bbl.

●	E&P: Around 700 million boe of new exploration resources are expected to be discovered in 2022, up from 600 million boe previously guided.

●	GGP: Reaffirmed guidance of adjusted EBIT of at least €1.2 billion. Second half EBIT is expected to be concentrated in the fourth quarter.

●	Plenitude & Power: Reaffirmed Plenitude’s EBITDA guidance, expected to be higher than €0.6 billion. We also confirm our guidance of more than 2 GW of installed renewable generation capacity by year-end.

●	Downstream: Adjusted EBIT (R&M with ADNOC pro-forma and Versalis) is raised to the range of €1.8- 2 billion vs previous guidance of just positive territory, assuming a SERM of 6 $/bbl in the second half of 2022.

●	Our main price sensitivities foresee a variation of €130 million in free cash flow for each one-dollar change in the price of Brent crude oil and around €700 million for a 5 USD/cent movement in the USD/EUR cross rate vs our new assumption of 1.08 USD/EUR for 2022 and considering 105 $/bbl Brent price.

●	Adjusted cash flow before working capital at replacement cost is now expected to be €20 billion at 105 $/bbl, vs our previous guidance of €16 billion at 90 $/bbl.

●	Organic capex is seen at €8.3 billion, in line with previous guidance of €7.7 billion adjusting for EUR/USD exchange rate updated assumption.

●	Cash neutrality on a normalized basis is expected at a Brent price of around 40 $/bbl, reflecting current strong underlying performance and cost management across our businesses.

●	2022 leverage ante IFRS 16 is seen at 0.13 at our price assumption.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	55

Other information

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:

- as of June 30, 2022, twelve of Eni’s subsidiaries: NAOC – Nigerian Agip Oil Co. Ltd, Eni Petroleum Co Inc, Eni Congo SA, Nigerian Agip Exploration Ltd, Eni Canada Holding Ltd, Eni Ghana Exploration and Production Ltd, Eni Trading & Shipping Inc, Eni UK Ltd, Eni México S. de RL de CV, Eni Investments Plc, Eni Lasmo Plc and Eni ULX Ltd;

- the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Subsequent events

Subsequent business developments are described in the Condensed consolidated interim financial statements.

Transactions with related parties

For the description of the main transactions with related parties, see Note 32 of the Condensed consolidated interim financial statements.

Start of the buy-back program

Eni’s Board of Directors, on May 26, 2022, chaired by Lucia Calvosa, in execution of the authorization granted by the Shareholders Meeting held on May 11, 2022 has approved measures to execute the buy-back program for an outlay of minimum €1.1 billion, that can be increase for a maximum amount of €2.5 billion according to the Brent price scenario and up to a maximum of 357 million of shares (equal to 10% of the ordinary shares post cancellation).

In July 2022, following the Board’s revised outlook for the Brent crude oil prices, now expected at 105 $/bbl average for the full year 2022 and reflecting the effects of the stronger US dollar plus broader strength in the Group’s cash flows, the buy-back commitment has been raised by €1.3 billion to €2.4 billion.

From the beginning of the program and through July 29, 2022, 33.4 million shares have been purchased with a cash outlay of €400 million.

Eni’s controlled subsidiaries do not hold Eni’s shares. Details on purchases will be disseminated to the market in compliance with terms and conditions defined by the current legislation.

Condensed consolidated interim financial statements
2022

58	Eni Interim Consolidated Report 2022

Balance Sheet

		June 30, 2022		December 31, 2021
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		10,900		8,254
Financial assets held for trading	(5)	6,304		6,301
Other current financial assets	(14)	2,689	47	4,308	55
Trade and other receivables	(6)	19,104	1,964	18,850	1,301
Inventories	(7)	8,820		6,072
Income tax receivables		193		195
Other current assets	(8) (20)	25,627	1,243	13,634	492
		73,637		57,614
Non-current assets
Property, plant and equipment	(9)	54,871		56,299
Right-of-use assets	(10)	4,401		4,821
Intangible assets	(11)	4,851		4,799
Inventory - Compulsory stock	(7)	1,307		1,053
Equity-accounted investments	(13)	6,091		5,887
Other investments	(13)	1,209		1,294
Other non-current financial assets	(14)	2,081	1,809	1,885	1,645
Deferred tax assets	(19)	3,545		2,713
Income tax receivables		112		108
Other non-current assets	(8) (20)	1,449	24	1,029	29
		79,917		79,888
Assets held for sale	(21)	9,823		263
TOTAL ASSETS		163,377		137,765
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(16)	5,250	244	2,299	233
Current portion of long-term debt	(16)	451	20	1,781	21
Current portion of long-term lease liabilities	(10)	835	60	948	17
Trade and other payables	(15)	21,193	2,709	21,720	2,298
Income tax payables		1,179		648
Other current liabilities	(8) (20)	30,649	1,174	15,756	339
		59,557		43,152
Non-current liabilities
Long-term debt	(16)	22,016	6	23,714	5
Long-term lease liabilities	(10)	4,070	13	4,389	1
Provisions	(18)	11,959		13,593
Provisions for employee benefits		803		819
Deferred tax liabilities	(19)	5,651		4,835
Income tax payables		372		374
Other non-current liabilities	(8) (20)	2,552	440	2,246	415
		47,423		49,970
Liabilities directly associated with assets held for sale	(21)	4,385		124
TOTAL LIABILITIES		111,365		93,246
Share capital		4,005		4,005
Retained earnings		26,818		22,750
Cumulative currency translation differences		10,051		6,530
Other reserves and equity instruments		4,415		6,289
Treasury shares		(770)		(958)
Profit		7,398		5,821
Equity attributable to equity holders of Eni		51,917		44,437
Non-controlling interest		95		82
TOTAL EQUITY	(22)	52,012		44,519
TOTAL LIABILITIES AND EQUITY		163,377		137,765

Relating to the definitive purchase price allocation of business combinations made in 2021 see information provided in note 23 - Other Information.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	59

Profit and Loss Account

		First Half 2022		First Half 2021
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations	(25)	63,685	3,497	30,788	835
Other income and revenues		618	72	651	16
REVENUES AND OTHER INCOME		64,303		31,439
Purchases, services and other	(26)	(46,882)	(6,536)	(22,117)	(3,702)
Net (impairments) reversals of trade and other receivables	(6)	(165)		(67)	(3)
Payroll and related costs	(26)	(1,548)	(9)	(1,493)	(16)
Other operating income (expense)	(20)	(774)	1,365	48	252
Depreciation and amortization	(9) (10) (11)	(3,390)		(3,322)
Net (impairments) reversals of tangible and intangible assets and right-of-use assets	(12)	(175)		(602)
Write-off of tangible and intangible assets	(9) (11)	(47)		(29)
OPERATING PROFIT		11,322		3,857
Finance income	(27)	3,456	66	1,831	31
Finance expense	(27)	(3,805)	(79)	(2,105)	(40)
Net finance income (expense) from financial assets held for trading	(27)	(91)		19
Derivative financial instruments	(20) (27)	(88)		(218)
FINANCE INCOME (EXPENSE)		(528)		(473)
Share of profit (loss) from equity-accounted investments		850		(477)
Other gain (loss) from investments		659		50
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)	1,509		(427)
PROFIT BEFORE INCOME TAXES		12,303		2,957
Income taxes	(29)	(4,895)		(1,845)
PROFIT		7,408		1,112
Attributable to Eni		7,398		1,103
Attributable to non-controlling interest		10		9

Earnings per share (€ per share)	(30)
Basic		2.08		0.30
Diluted		2.07		0.30

60	Eni Interim Consolidated Report 2022

Statement of Comprehensive Income

(€ million)	First Half 2022	First Half 2021
Net profit	7,408	1,112
Other items of comprehensive income
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans	71
Share of other comprehensive income on equity-accounted investments	1	2
Change of minor investments measured at fair value with effects to OCI	41	16
Tax effect	(15)
	98	18
Items that may be reclassified to profit or loss in later periods
Currency translation differences	3,522	1,037
Change in the fair value of cash flow hedging derivatives	(2,735)	(221)
Share of other comprehensive income (loss) on equity-accounted investments	36	(30)
Tax effect	788	64
	1,611	850
Total other items of comprehensive income	1,709	868
Total comprehensive income	9,117	1,980
Attributable to Eni	9,106	1,971
Attributable to non-controlling interest	11	9

Interim consolidated report | Condensed consolidated interim financial statements | Annex	61

Statement of Changes in Shareholders’ Equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Net profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2021	(22)	4,005	22,750	6,530	6,289	(958)	5,821	44,437	82	44,519
Income for the first six months of 2022							7,398	7,398	10	7,408
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					56			56		56
Share of “Other comprehensive income” on equity-accounted investments					1			1		1
Change of minor investments measured at fair value with effects to OCI					41			41		41
Items that are not reclassified to profit or loss in later periods					98			98		98
Currency translation differences				3,521				3,521	1	3,522
Change in the fair value of cash flow hedge derivatives net of tax effect					(1,947)			(1,947)		(1,947)
Share of “Other comprehensive income” on equity-accounted investments					36			36		36
Items that may be reclassified to profit or loss in later periods				3,521	(1,911)			1,610	1	1,611
Total comprehensive income of the period				3,521	(1,813)		7,398	9,106	11	9,117
Dividend distribution of Eni SpA							(1,522)	(1,522)		(1,522)
Dividend distribution of other companies									(13)	(13)
Allocation of 2021 income			4,299				(4,299)
Capital contribution of third parties									20	20
Change in non-controlling interest			21					21	(8)	13
Cancellation of treasury shares					(400)	400
Purchase of trasury shares			(212)		212	(212)		(212)		(212)
Long-term incentive plan			11					11		11
Coupon of perpetual subordinated bonds			(87)					(87)		(87)
Transactions with holders of equity instruments			4,032		(188)	188	(5,821)	(1,789)	(1)	(1,790)
Other changes			36		127			163	3	166
Other changes in shareholders’ equity			36		127			163	3	166
Balance at June 30, 2022	(22)	4,005	26,818	10,051	4,415	(770)	7,398	51,917	95	52,012

62	Eni Interim Consolidated Report 2022

Statement of Changes in Shareholders’ Equity (continued)

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Net profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2020		4,005	34,043	3,895	4,688	(581)	(8,635)	37,415	78	37,493
Profit for the first six months of 2021							1,103	1,103	9	1,112
Other items of comprehensive income
Share of “Other comprehensive income” on equity-accounted investments					2			2		2
Change of minor investments measured at fair value with effects to OCI					16			16		16
Items that are not reclassified to profit or loss in later periods					18			18		18
Currency translation differences				1,037				1,037		1,037
Change in the fair value of cash flow hedge derivatives net of tax effect					(157)			(157)		(157)
Share of “Other comprehensive income (loss)” on equity-accounted investments					(30)			(30)		(30)
Items that may be reclassified to profit or loss in later periods				1,037	(187)			850		850
Total comprehensive income (loss) of the period				1,037	(169)		1,103	1,971	9	1,980
Dividend distribution of Eni SpA			429				(1,286)	(857)		(857)
Dividend distribution of other companies									(5)	(5)
Allocation of 2020 loss			(9,921)				9,921
Increase in non-controlling interest relating to acquisition of controlled entities									1	1
Issue of perpetual subordinated bonds					2,000			2,000		2,000
Coupon of perpetual subordinated bonds			(10)					(10)		(10)
Transactions with holders of equity instruments			(9,502)		2,000		8,635	1,133	(4)	1,129
Costs for the issue of perpetual subordinated bonds			(15)					(15)		(15)
Other changes			4		(12)			(8)	1	(7)
Other changes in equity			(11)		(12)			(23)	1	(22)
Balance at June 30, 2021		4,005	24,530	4,932	6,507	(581)	1,103	40,496	84	40,580
Profit for the second six months of 2021							4,718	4,718	10	4,728
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					42			42		42
Changes of minor investments measured at fair value with effects to OCI					89			89		89
Items that are not reclassified to profit or loss in later periods					131			131		131
Currency translation differences				1,791				1,791		1,791
Change in the fair value of cash flow hedge derivatives net of tax effect					(735)			(735)		(735)
Share of “Other comprehensive income (loss)” on equity-accounted investments					(4)			(4)		(4)
Items that may be reclassified to profit or loss in later periods				1,791	(739)			1,052		1,052
Total comprehensive income (loss) of the period				1,791	(608)		4,718	5,901	10	5,911
Interim dividend distribution of Eni SpA			(1,533)					(1,533)		(1,533)
Purchase of trasury shares			(400)		400	(400)		(400)		(400)
Long-term incentive plan			16		(23)	23		16		16
Increase in non-controlling interest relating to acquisition of consolidated entities									(12)	(12)
Coupon of perpetual subordinated bonds			(51)					(51)		(51)
Transactions with holders of equity instruments			(1,968)		377	(377)		(1,968)	(12)	(1,980)
Other changes			188	(193)	13			8		8
Other changes in shareholders’ equity			188	(193)	13			8		8
Balance at December 31, 2021	(22)	4,005	22,750	6,530	6,289	(958)	5,821	44,437	82	44,519

Interim consolidated report | Condensed consolidated interim financial statements | Annex	63

Statement of Cash Flows

(€ million)	Note	First Half 2022		First Half 2021
Profit of the period			7,408		1,112
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)		3,390		3,322
Net Impairments (reversals) of tangible and intangible assets and right-of-use assets	(12)		175		602
Write-off of tangible and intangible assets	(9) (11)		47		29
Share of (profit) loss of equity-accounted investments	(13)		(850)		477
Net gain on disposal of assets			(444)		(88)
Dividend income	(28)		(151)		(66)
Interest income			(49)		(38)
Interest expense			490		394
Income taxes	(29)		4,895		1,845
Other changes			(52)		(176)
Cash flow from changes in working capital:			(3,840)		(1,797)
- inventories		(3,073)		(890)
- trade receivables		(147)		(1,916)
- trade payables		(645)		1,016
- provisions		108		(242)
- other assets and liabilities		(83)		235
Change in the provisions for employee benefits			55		19
Dividends received			305		354
Interest received			13		15
Interest paid			(447)		(409)
Income taxes paid, net of tax receivables received			(3,664)		(1,502)
Net cash provided by operating activities			7,281		4,093
- of which with related parties	(32)		(1,497)		(2,584)
Cash flow from investing activities			(4,309)		(3,254)
- tangible assets	(9)		(3,072)		(2,276)
- prepaid right-of-use assets					(2)
- intangible assets	(11)		(121)		(111)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(23)		(170)		(331)
- investments	(13)		(1,097)		(540)
- securities and financing receivables held for operating purposes			(146)		(69)
- change in payables in relation to investing activities			297		75
Cash flow from disposals			1,009		306
- tangible assets			7		176
- intangible assets			12		1
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(23)		4		76
- tax on disposals					(35)
- investments			881		19
- securities and financing receivables held for operating purposes			80		79
- change in receivables in relation to disposals			25		(10)
Net change in securities and financing receivables held for non-operating purposes			1,670		(1,185)
Net cash used in investing activities			(1,630)		(4,133)
- of which with related parties	(32)		(353)		(320)
Increase in long-term financial debt	(16)		129		1,333
Payments of long-term financial debt	(16)		(3,694)		(1,912)
Payments of lease liabilities	(10)		(556)		(445)
Increase (decrease) in short-term financial debt	(16)		2,859		218
Dividends paid to Eni’s shareholders			(1,520)		(839)
Dividends paid to non-controlling interest			(13)		(5)
Capital contributions of third parties			20
Acquisition of additional interests in consolidated subsidiaries			(5)
Purchase of trasury shares	(22)		(195)
Issue of perpetual subordinated bonds	(22)				1,985
Coupon payment on perpetual subordinated bonds			(87)		(10)
Net cash used in financing activities			(3,062)		325
- of which with related parties	(32)		(7)		29
Effect of exchange rate changes and other changes on cash and cash equivalents			79		22
Net increase (decrease) in cash and cash equivalents			2,668		307
Cash and cash equivalents - beginning of the period			8,265		9,413
Cash and cash equivalents - end of the period (a)			10,933		9,720

(a) As of June 30, 2022, cash and cash equivalents included €33 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item “Assets held for sale”.

64	Eni Interim Consolidated Report 2022

Notes on Condensed Consolidated Interim Financial Statements

RISKS AND UNCERTAINTIES

The possible consequences of the conflict between Russia and Ukraine and the impacts of COVID-19 pandemic are reported in the Notes to the consolidated financial statements of the Annual Report 2021 to which reference is made.

1 BASIS OF PRESENTATION

The Condensed Consolidated Interim Financial Statements as of June 30, 2022 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards (hereinafter also IFRSs) effective from January 1, 2022, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements. Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2022 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2022”. This annex also includes the changes in the scope of consolidation.

On July 28, 2022, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2022. The external auditor PricewaterhouseCoopers SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million).

2 CHANGES IN ACCOUNTING POLICIES

The amendments to IFRSs effective from January 1, 2022, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements and adopted by Eni, did not have a material impact on the Consolidated Financial Statements.

3 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements. The assumptions underlying the impairment review of assets are disclosed in the notes to the Interim Financial Statements.

4 INTERNATIONAL FINANCIAL REPORTING STANDARDS NOT YET ADOPTED

With reference to IFRSs not yet effective, see the last Consolidated Annual Financial Statements.

Eni is currently reviewing the International Financial Reporting Standards not yet effective in order to determine the likely impact on the Group’s financial statements.

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5 FINANCIAL ASSETS HELD FOR TRADING

(€ million)	June 30, 2022	December 31, 2021
Bonds issued by sovereign states	1,189	1,149
Other	5,115	5,152
	6,304	6,301

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2021.

The fair value hierarchy is level 1 for €5,263 million and level 2 for €1,041 million. During the first half of 2022, there were no significant transfers between the different hierarchy levels of fair value.

6 TRADE AND OTHER RECEIVABLES

(€ million)	June 30, 2022	December 31, 2021
Trade receivables	15,853	15,524
Receivables from divestments	9	8
Receivables from joint ventures in exploration and production activities	1,497	1,888
Other receivables	1,745	1,430
	19,104	18,850

Generally, trade receivables do not bear interest and provide payment terms within 180 days.

In the first half of 2022, Eni divested without recourse receivables due beyond June 30, 2022, for €2,713 million (€2,059 million at December 31, 2021, due in 2022). Divested receivables related to the Refining & Marketing and Chemical segment for €1,687 million, Global Gas & LNG Portfolio segment for €952 million and Plenitude & Power segment for €74 million.

As of 30 June 2022, a trade receivable for natural gas supplies to Acciaierie d’Italia (former ILVA) is outstanding for an amount of about €285 million, of which €98 million overdue and €80 million falling due on July 15. The receivable is backed by a parent company guarantee. Negotiations are underway with the counterparty who is claiming an extension of the payment terms. The maximum possible charge related to the value of a possible extension is covered by a risk provision relating to the total commercial exposure to supplied customers estimated on the basis of the current economic situation.

Receivables from joint ventures in exploration and production activities included amounts due by partners in unincorporated joint operations in Nigeria for €624 million (€681 million at December 31, 2021) in respect of contractual recovery of expenditures incurred at certain oil projects operated by Eni. The Nigerian national oil company NNPC owed Eni €549 million (€474 million at December 31, 2021). About 30% of that amount relates to past receivables subject to a “Repayment Agreement”, whereby Eni is to be reimbursed through the sale of the entitlement attributable to NNPC in certain rig-less petroleum initiatives with low mineral risk, with an expected completion of the reimbursement plan within 2023. The receivable is stated net of a discount factor equal to 8%, calculated based on the risk of the underlying mineral initiative.

A cash call exposure to a private Nigerian oil company amounts to €220 million of overdue receivables (€195 million at December 31, 2021). This amount was stated net of a provision based on the loss given default (LGD) defined by Eni for international oil companies in default status. During the last year, the partner suspended the payments of the cash calls, claiming the correctness of billed amounts. Arbitration procedures have been started to solve the dispute.

Receivables from other counterparties comprised overdue receivables for €513 million (€538 million at December 31, 2021) towards the state-owned oil company of Venezuela, PDVSA, in relation to gas equity volumes supplied by the joint venture Cardón IV, equally participated by Eni and Repsol. Those receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts calculated considering an expected loss rate of about 53%, estimated on the basis of average recovery percentages obtained by creditors in the context of sovereign defaults on oil & gas exposures. During the first half of 2022, a part of the outstanding receivables was reimbursed in-kind by lifting a few loadings of PDVSA crude oil production, based on a waiver received by the US authorities within the framework of the sanctions against Venezuela.

66	Eni Interim Consolidated Report 2022

Trade and other receivables were stated net of a valuation allowance for doubtful accounts of €3,569 million (€3,313 million at December 31, 2021).

Net (impairments) reversals of trade and other receivables are disclosed as follows:

(€ million)	First Half 2022	First Half 2021
Net (impairments) reversals of trade and other receivables
New provisions	(266)	(243)
Net credit losses	(29)	(23)
Reversal of unused provisions	130	199
	(165)	(67)

Additions to the allowance for doubtful accounts for trade and other receivables related: (i) for €94 million to the Exploration & Production segment for receivables towards joint operators, State oil Companies and local private companies for cash calls in oil projects operated by Eni; (ii) for €86 million to Plenitude business line, mainly retail customers.

Reversal of unused provisions related to the Exploration & Production segment for €99 million of which €77 million in relation to receivables due by the Venezuelan state-owned company PDVSA following offsetting operations carried out during the half year.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

7 CURRENT AND NON-CURRENT INVENTORIES

(€ million)	Current inventories	Non-current inventories
Gross carrying amount at December 31, 2021	6,642	1,059
Write down provisions at December 31, 2021	570	6
Net carrying amount at December 31, 2021	6,072	1,053
Changes of the period	2,802	252
Other changes	(54)	2
Net carrying amount at June 30, 2022	8,820	1,307
Gross carrying amount at June 30, 2022	9,379	1,310
Write down provisions at June 30, 2022	559	3

Non-current inventories – compulsory stock held for compliance purposes related to Italian subsidiaries for €1,285 million (€1,032 million at December 31, 2021) in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

The increase in current and non-current inventories was essentially due to recovery in hydrocarbons prices and oil products, as well as the replenishment of natural gas stocks to be stored considering the next winter season and supply risks.

8 OTHER ASSETS AND LIABILITIES

	June 30, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Fair value of derivative financial instruments	24,160	87	27,021	195	12,460	51	12,911	115
Contract liabilities			341	721			482	726
Other Taxes	592	160	2,166	70	442	182	1,435	27
Other	875	1,202	1,121	1,566	732	796	928	1,378
	25,627	1,449	30,649	2,552	13,634	1,029	15,756	2,246

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets include: (i) gas volumes prepayments relating to the take-or-pay obligations in relation to the Company’s long-term supply contracts, which Eni plans to recover within the next 12 months for €41 million (same amount at December 31, 2021) and beyond 12 months for €97 million (€94 million at December 31, 2021); (ii) underlifting positions of the Exploration & Production segment of €263 million (€316 million at

Interim consolidated report | Condensed consolidated interim financial statements | Annex	67

December 31, 2021); (iii) non-current receivables for divesting activities for €23 million (same amount at December 31, 2021).

Contract liabilities included: (i) the current portion of advances received by Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity for €59 million (€60 million at December 31, 2021), the non-current portion amounting to €304 million (€333 million at December 31, 2021); (ii) advances received from Società Oleodotti Meridionali SpA for an infrastructure upgrade of the crude oil pipeline from Val d’Agri fields to the Taranto refinery for €416 million (€391 million December 31, 2021).

Other liabilities included: (i) overlifting imbalances of the Exploration & Production segment for €786 million (€630 million at December 31, 2021); (ii) liabilities for prepaid revenues and income for €386 million, of which current for €107 million (€361 million at December 31, 2021, of which current for €90 million); (iii) cautionary deposits from retail customers for the supply of gas and electricity for €219 million (€223 million at December 31, 2021); (iv) the value of gas prepaid by customers due to the triggering of the take-or-pay clause provided for by the long-term supply contracts, the underlying volumes of which are expected to be lifted within the next 12 months for €79 million (€73 million at December 31, 2021), and beyond 12 months for €42 million (€39 million at December 31, 2021); (v) payables related to investing activities for €105 million (€103 million at December 31, 2021).

Transactions with related parties are described in note 32 – Transactions with related parties.

9 PROPERTY, PLANT AND EQUIPMENT

(€ million)	Property, plant and equipment
Gross carrying amount at December 31, 2021	198,746
Provisions for depreciation and impairments at December 31, 2021	142,447
Net carrying amount at December 31, 2021	56,299
Additions	3,072
Depreciation capitalized	86
Depreciation(a)	(2,806)
Reversals	(171)
Impairments	5
Write-off	(47)
Currency translation differences	4,075
Initial recognition and changes in estimates	(1,585)
Changes in the scope of consolidation	256
Other changes	(4,313)
Net carrying amount at June 30, 2022	54,871
Gross carrying amount at June 30, 2022	193,678
Provisions for depreciation and impairments at June 30, 2022	138,807

(a) Before capitalization of depreciation

Capital expenditures related to the Exploration & Production segment for €2,538 million (€1,786 million in the first half of 2021).

Information about reversals and impairments performed in this interim report is reported in note 12 –Net reversals (impairments) of tangible and intangible assets and right-of-use assets.

Currency translation differences primarily related to subsidiaries which utilize the U.S. dollar as functional currency for €4,069 million.

Initial recognition and change in estimates include the decrease of the asset retirement cost for tangible assets pertaining to the Exploration & Production segment due mainly to the increase in discount rates.

Changes in the scope of consolidation related for €253 million to the companies acquired as part of the Corazon project and referred to 266 MW of renewable generation capacity plant in Webb County in Texas (USA).

Other changes included the reclassification of the book values of oil&gas properties located in Angola to assets held for sale for €4,180 million, as part of the agreements with BP to contribute those assets to an equally participated joint venture.

68	Eni Interim Consolidated Report 2022

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total
Book amount at December 31, 2021	42,342	1,244	6,545	50,131
Additions	66	279	2,178	2,523
Depreciation capitalized		5	81	86
Depreciation(a)	(2,509)			(2,509)
Reversals	2			2
Impairments	(45)			(45)
Write-off		(38)	(7)	(45)
Currency translation differences	3,312	113	538	3,963
Initial recognition and changes in estimates	(1,651)	(18)	84	(1,585)
Transfers	1,989	(22)	(1,967)
Other changes	(3,528)	(105)	(432)	(4,065)
Book amount at June 30, 2022	39,978	1,458	7,020	48,456

(a) Before capitalization of depreciation.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related for €1,936 million to progress in the development of reserves primarily in Mexico, Egypt, United States, Kazakhstan, Angola, Congo, Iraq and Italy.

As part of the exploration and appraisal activities, during the half year €37 million of radiation was detected for the costs of assets in progress, pending the outcome which in the half year were unsuccessful, relating to initiatives mainly in Egypt, Kenya and Montenegro.

Unproved mineral interests, classified as tangible assets in progress, included the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties in exploration/pre-development phase. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Italy	Total
Book amount at the December 31, 2021	218	892	3	68	114	16	508		1,819
Increases					84			2	86
Reclassification to Proved Mineral Interest						1	(2)		(1)
Currency differences and other changes	20	81	1	5	10		45		162
Book amount at June 30, 2022	238	973	4	73	208	17	551	2	2,066

Unproved mineral interests comprised the Oil Prospecting License 245 property in pre-development phase located offshore Nigeria, with an initial value of €944 million corresponding to the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the property, with the other international oil company acquiring the remaining 50%. As of June 30, 2022, the net book value of the property amounted to €1,282 million, including capitalized exploration costs and pre-development costs. The acquisition of OPL 245 is subject to judicial proceeding in Nigeria for alleged corruption in respect of the Resolution Agreement signed on April 29, 2011, relating to the purchase of the license. This proceeding is fully disclosed in note 28 – Guarantees, Commitments and Risks of the Annual Report 2021 to which reference is made, including the recent development occurred in July 2022 described in note 24 to this report. The exploration period of the license OPL 245 expired on May 11, 2021. Eni is awaiting the conversion of the license into an Oil Mining Lease (OML) from the relevant Nigerian authorities to start the development of the reserves, having submitted an application for the conversion within the contractual terms and having verified compliance with all conditions and requirements provided for. Based on these considerations, Eni believes to have acquired the right to conversion. Consistently, the assessment of the recoverability of the asset book value was made in accordance with its value-in-use, which confirmed the book value also incorporating a stress test assuming possible delays in the start of production activities. In September 2020 Eni started an arbitration at ICSID, the International Centre for Settlement of Investment Disputes, to protect the value of its asset. In case of refusal to conversion, a continuing deadlock by the Nigerian authorities or other action

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suggesting an expropriation, in the next financial reports the Company will consider a reclassification of the asset and the evaluation of the underlying right for compensation.

10 RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(€ million)	Right-of-use assets	Lease Liabilities
Gross carrying amount at December 31, 2021	7,403
Provisions for amortization and impairment at December 31, 2021	2,582
Net carrying amount at December 31, 2021	4,821	5,337
Additions	1,689	1,689
Decreases		(556)
Depreciation(a)	(521)
Impairments	(5)
Currency translation differences	344	364
Change in the scope of consolidation	24	20
Other changes	(1,951)	(1,949)
Net carrying amount at June 30, 2022	4,401	4,905
Gross carrying amount at June 30, 2022	6,623
Provisions for depreciation and impairment at June 30, 2022	2,222

(a) Before capitalization of depreciation for tangible assets

Right-of-use assets (RoU) related to: (i) for €2,785 million (€3,195 million at December 31, 2021) the Exploration & Production segment and mainly comprised leases of FPSO vessels in connection with operations at offshore development projects in Ghana (OCTP) and Area 1 in Mexico with expiry date between 14 and 18 years including a renewal option and, in addition, the lease component of long-term leases of offshore rigs; (ii) for €772 million (€765 million at December 31, 2021) the Refining & Marketing and Chemical segment relating to motorway concessions, land leases, leases of service stations for the sale of oil products, leasing of vessels for shipping activities and the car fleet dedicated to the car sharing business; (iii) for €514 million (€541 million at December 31, 2021) the Corporate and other activities segment mainly regarding property rental contracts.

Lease liabilities related for €488 million (€1,684 million at December 31, 2021) to the portion of the liabilities attributable to the joint operators in Eni-led projects which will be recovered through the mechanism of the cash calls.

Short-term portion of liabilities for leased assets amounted to €835 million (€948 million at December 31, 2021).

Other changes of the right of use leased assets and liabilities for leased assets related for €1,924 million to the reclassification to assets held for sale (RoU) and for €1,984 million to the reclassification to liabilities directly associated with assets held for sale (Lease Liabilities).

Lease liabilities with related parties are described in note 32 — Transactions with related parties.

70	Eni Interim Consolidated Report 2022

11 INTANGIBLE ASSETS

(€ million)	Intangible assets with finite useful lives	Goodwill	Intangible assets with undefinite useful lives	Total
Gross carrying amount at December 31, 2021	8,259
Provisions for amortization and impairment at December 31, 2021	6,346
Net carrying amount at December 31, 2021	1,913	2,862	24	4,799
Additions	121			121
Amortization	(149)			(149)
Impairments	(4)			(4)
Changes in the scope of consolidation	4	52		56
Currency translation differences	68	13		81
Other changes	9	(62)		(53)
Net carrying amount at June 30, 2022	1,962	2,865	24	4,851
Gross carrying amount at June 30, 2022	8,296
Provisions for amortization and impairment at June 30, 2022	6,334

Additions of €121 million (€111 million in the first half of 2021) included the capitalization of costs for customer acquisition in the Plenitude business line for €60 million (€70 million in the first half of 2021).

The carrying amount of intangible assets with finite useful life included exploration licenses and leasehold acquisition costs as follows:

(€ million)	June 30, 2022	December 31, 2021
Proved licence and leasehold property acquisition costs	109	236
Unproved licence and leasehold property acquisition costs	672	677
	781	913

Changes in the scope of consolidation of goodwill related for €52 million to the 100% acquisition of SKGR Energy Single Member SA (now Eni Plenitude Renewables Hellas Single Member SA), owner of a platform for the development of photovoltaic plants in Greece and its plant portfolio including a project pipeline of approximately 800 MW. The price allocation of net assets acquired was made on a provisional basis.

Other changes in goodwill concerned the definitive allocation of some acquisitions made last year whose price allocation of net assets acquired was made on a provisional basis.

The carrying amount of goodwill is stated net of cumulative impairment charges amounting to €2,520 million. In the first half of 2022, management did not identify any impairment indicator relating to goodwill.

12 NET REVERSALS (IMPAIRMENTS) OF TANGIBLE AND INTANGIBLE ASSETS AND RIGTH-OF-USE ASSETS

During the first half of 2022, the fundamentals of the oil market have improved significantly due to a better balance between global supply and demand, driven by the reopening of economies, financial discipline of international oil companies and production underperformance at OPEC countries, all contributing to global inventories drawdowns paring the excess stocks accumulated during the pandemic peak. Against this backdrop, Russia’s military aggression of Ukraine triggered a period of extreme volatility due to fears of disruptions in the flow of exports of Russian hydrocarbons, which cover a significant share of the global energy supply. Volatility was amplified in the European natural gas market due to pre-existing imbalances. The general recovery in demand for refined products in all segments (road mobility, air traffic, industrial transport) and the bottlenecks in the global refining system have triggered a significant increase in refining margins which in the space of a quarter reached historic values. The climate of uncertainty and the increased systemic risk resulting from the Russian-Ukrainian crisis, a tight European natural gas market and a change in monetary policies at central banks in response to a strong recovery in inflation, are causing a slowdown in the macroeconomic cycle, a correction that the financial markets have anticipated in June discounting the increased possibilities of a “hard landing” of the economy. A recession scenario would have the consequence of reducing global hydrocarbon demand with significant effects on the Company’s results of operations and prospects.

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Considering the risks and uncertainties described above, also reflected in the market prices of the Eni share which highlighted a market value of Eni below the book value of the consolidated net assets at June 30, 2022, the management decided not to carry out any write-backs of the oil & gas properties and oil refineries despite the current strengthening of hydrocarbon prices and margins.

13 INVESTMENTS

Equity-accounted investments

(€ million)	Equity-accounted investments
Carrying amount at December 31, 2021	5,887
Additions and subscriptions	1,068
Divestments and reimbursements	(449)
Share of profit (loss) of equity-accounted investments	850
Deduction for dividends	(156)
Currency translation differencies	400
Other changes	(1,509)
Carrying amount at June 30, 2022	6,091

The acquisitions and share capital increases related for €458 million a funding granted to the Saipem joint venture in view of the planned share capital increase of the investee, for €333 million the subscription of the capital increase of Commonwealth Fusion Systems Llc engaged in the construction of a pilot plant to test the magnetic confinement fusion and for €161 million to the acquisition from Equinor and SSE Renewables of the 20% of the Doggerbank Offshore Wind Farm Project 3 Holdco Ltd which is developing an offshore wind project in the British North Sea with a capacity of 1.2 GW at 100% (240 MW net to Eni) with completion expected in 2025.

Divestments and reimbursement related the repayment of the capital of Angola LNG Ltd for €361 million and the sale of Vår Energi ASA for €88 million following the listing through an IPO on the Oslo stock exchange and subsequent sales on the market.

Share of profit (loss) of equity-accounted investments mainly related to: (i) profit on Vår Energi ASA for €293 million; (ii) profit on Angola LNG Ltd for €299 million; (iii) profit on Abu Dhabi Oil Refining Co (TAKREER) for €251 million; (iv) loss on Saipem SpA for €57 million.

Deduction for dividends related for €125 million to Vår Energi ASA.

Other changes include the reclassification to assets held for sale of Angola LNG Ltd for €1,116 million and to Dogger Banks (A, B and C) for €740 million.

As of June 30, 2022, the carrying amount and the market value of Saipem SpA and Vår Energi ASA, the only equity accounted investments owned by Eni listed in a regulated stock market, was as follows:

		Saipem SpA	Vår Energi ASA
Number of shares held		6,484,127	1,574,616,035
% of the investment		31.20	63.08
Share price (*)	(€)	3.987	3.742
Market value	(€ million)	26	5,892
Book value before payment for future capital increase	(€ million)	44
Book value after payment for future capital increase	(€ million)	458
Book value	(€ million)	502	717

(*) Includes the stock value of the option rights for the subscription of new Saipem shares in a ratio of 95 new shares per 1 share held.

As of June 30, 2022, the fair value of Saipem was lower of €18 million than the book value before payment for the future capital increase of the investment, in line with the corresponding fraction of the equity of the investee. More information is provided in the paragraph “Significant events occurred after June 30, 2022”.

As of June 30, 2022, the fair value of Vår Energi ASA in Eni’s share was €5,175 million higher than the book value of the investment.

72	Eni Interim Consolidated Report 2022

As of June 30, 2022, the book value of the investments included Abu Dhabi Oil Refining Co (Takreer) for €2,585 million, Vår Energi ASA for €717 million, Saipem SpA for €502 million, Mozambique Rovuma Venture SpA for €380 million, Commonwealth Fusion Systems Llc for €364 million, Novamont SpA for €308 million, Cardón IV SA for €295 million and Coral FLNG SA for €218 million.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2021	1,294
Additions and subscriptions	29
Currency translation differences	66
Other changes	(180)
Carrying amount at June 30, 2022	1,209

Other investments are minority interests in unlisted entities functional to the business. For the evaluation method applied, see Annual Report 2021.

As of June 30, 2022, the book value primarily related to Nigeria LNG Ltd for €694 million and Saudi European Petrochemical Co “IBN ZAHR” for €124 million.

Dividends distributed are disclosed in note 28 – Income (expense) from investments.

Investments in subsidiaries, joint arrangements, associates and significant investments as of June 30, 2022, are presented in the annex “List of companies owned by Eni SpA as of June 30, 2022”.

14 OTHER FINANCIAL ASSETS

	June 30, 2022		December 31, 2021
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	6	2,019	17	1,832
Short-term financing receivables held for operating purposes	42		39
	48	2,019	56	1,832
Financing receivables held for non-operating purposes	2,641		4,252
	2,689	2,019	4,308	1,832
Securities held for operating purposes		62		53
	2,689	2,081	4,308	1,885

Financing receivables are stated net of the valuation allowance for doubtful accounts of €443 million (€403 million at December 31, 2021).

Financing receivables held for operating purposes related to funds provided to joint agreements and associates for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€1,956 million). These receivables are the expression of long-term interests in the underlying industrial initiatives. The largest exposure was towards: (i) Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €1,147 million (€1,008 million at December 31, 2021); (ii) Coral FLNG SA (Eni’s interest 25%) for €377 million (€383 million at December 31, 2021); (iii) Cardón IV SA (Eni’s interest 50%) operating the Perla gas field in Venezuela, with €234 million of financing receivable outstanding (€199 million at December 31, 2021). This amount will be recovered through the cash flows associated with the sales of gas reserves discounted to factor in a higher level of the counterparty risk by considering a deferral in the timing of collection of future revenues.

Fair value of non-current financing receivables held for operating purposes of €2,018 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 1.4% to 3.2% (-0.3% and 1.7% at December 31, 2021).

Financing receivables held for non-operating purposes related for €2,511 million (€4,233 million at December 31, 2021) restricted deposits in escrow to guarantee transactions on derivative contracts.

Fair value of securities derived from quoted market prices and amounted to €60 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

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15 TRADE AND OTHER PAYABLES

(€ million)	June 30, 2022	December 31, 2021
Trade payables	16,202	16,795
Down payments and advances from joint ventures in exploration & production activities	622	552
Payables for purchase of non-current assets	1,967	1,732
Payables due to partners in exploration & production activities	1,231	1,188
Other payables	1,171	1,453
	21,193	21,720

Other payables included: (i) payroll payables for €226 million (€328 million at December 31, 2021); (ii) payables for social security contributions for €100 million (€112 million at December 31, 2021).

Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.

Payables due to related parties are described in note 32 – Transactions with related parties.

16 FINANCE DEBTS

	June 30, 2022				December 31, 2021
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	3,758	229	2,514	6,501	362	347	4,650	5,359
Ordinary bonds		179	18,496	18,675		913	18,049	18,962
Convertible bond						399		399
Sustainability-Linked bond		4	992	996		2	996	998
Commercial papers	495			495	836			836
Other financial institutions	997	39	14	1,050	1,101	120	19	1,240
	5,250	451	22,016	27,717	2,299	1,781	23,714	27,794

The decrease in finance debts of €77 million is disclosed in table “Changes in liabilities arising from financing activities” detailed at the end of this paragraph.

Commercial papers were issued by the Group’s financial subsidiaries.

As of June 30, 2022, finance debts include sustainability-linked contracts with leading banking institutions which provide for an adjustment mechanism of the funding cost linked to the achievement of certain sustainability targets amounting to €1,300 million (this amount does not consider committed borrowing facilities drawn as of June 30, 2022).

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of June 30, 2022, debts subjected to restrictive covenants amounted to €947 million (€899 million at December 31, 2021). Eni was in compliance with those covenants.

Ordinary bonds were issued as a part of the Euro Medium Term Notes Program for a total of €14,961 million. Other bonds amounted to €3,714 million.

74	Eni Interim Consolidated Report 2022

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,200	37	1,237	EUR		2025		3.750
Eni SpA	1,000	30	1,030	EUR		2023		3.250
Eni SpA	1,000	11	1,011	EUR		2029		3.625
Eni SpA	1,000	3	1,003	EUR		2026		1.500
Eni SpA	1,000		1,000	EUR		2030		0.625
Eni SpA	1,000		1,000	EUR		2031		2.000
Eni SpA	1,000	(4)	996	EUR		2026		1.250
Eni SpA	900	2	902	EUR		2024		0.625
Eni SpA	800	(5)	795	EUR		2028		1.625
Eni SpA	750	4	754	EUR		2024		1.750
Eni SpA	750	2	752	EUR		2027		1.500
Eni SpA	750		750	EUR		2034		1.000
Eni SpA	650	1	651	EUR		2025		1.000
Eni SpA	600	1	601	EUR		2028		1.125
Eni Finance International SA	1,684	(2)	1,682	USD	2026	2027		variable
Eni Finance International SA	795	2	797	EUR	2025	2043	1.275	5.441
	14,879	82	14,961
Other bonds
Eni SpA	962	9	971	USD		2023		4.000
Eni SpA	962	5	967	USD		2028		4.750
Eni SpA	962		962	USD		2029		4.250
Eni SpA	337	1	338	USD		2040		5.700
Eni USA Inc	385	1	386	USD		2027		7.300
CEF3 Wind Energy SpA	91	(1)	90	EUR		2025		2.010
	3,699	15	3,714
	18,578	97	18,675

As of June 30, 2022, bonds maturing within 18 months amounted to €2,001 million. During the first half of 2022, Eni did not issue new ordinary bonds.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €15.9 billion were drawn as of June 30, 2022.

Information relating to the sustainability-linked bond is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Eni SpA	1,000	(4)	996	EUR	2028	0.375

As part of the Euro Medium Term Notes program Eni issued a sustainability-linked bond for a total nominal amount of €1,000 million linked to the achievement of the following sustainability targets: (i) Net Carbon Footprint upstream (GHG emission Scope 1 and 2) equal to or lower than 7.4 million tons of CO2 equivalent as of December 31, 2024; (ii) renewable energy installed capacity equal to or greater than 5 GW before December 31, 2025. If one of the targets is not achieved, a step-up mechanism will be applied increasing the interest rate.

As of June 30, 2022, Eni retained undrawn uncommitted short-term borrowing facilities amounting to €5,600 million (€6,207 million at December 31, 2021) and undrawn committed borrowing facilities of €5,021 million, of which €4,870 million due beyond 12 months (€2,835 million at December 31, 2021, of which €2,820 million due beyond 12 months). Those facilities bore interest rates reflecting prevailing conditions in the marketplace. As of June 30, 2022, committed-borrowing facilities, used and unused, include sustainability-linked contracts for €4,850 million (same amount at December 31, 2021). Borrowing facilities were used to fulfill the obligations to maintain an adequate amount of financial deposits (margin

Interim consolidated report | Condensed consolidated interim financial statements | Annex	75

calls) to guarantee the settlement of derivative transactions on commodities in relation to the material increases in the spot prices of natural gas and electricity registered in the semester.

As of June 30, 2022, Eni did not identify any default on covenants or other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

(€ million)	June 30, 2022	December 31, 2021
Ordinary bonds and sustainability-linked bond	18,955	23,070
Convertible bonds		513
Banks	2,644	5,029
Other financial institutions	53	138
	21,652	28,750

Fair value of financial debt has been estimated based on the present value of expected future cash flows discounted at rates ranging from 1.4% to 3.2% (from -0.3% to 1.7% at December 31, 2021).

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

(€ million)	Long-term debt and current portion of long- term debt	Short-term debt	Long-term and current portion of long- term lease liabilities	Total
Carrying amount at December 31, 2021	25,495	2,299	5,337	33,131
Cash flows	(3,565)	2,859	(556)	(1,262)
Currency translation differences	268	96	392	756
Change in the scope of consolidation	59	14	20	93
Other non-monetary changes	210	(18)	(288)	(96)
Carrying amount at June 30, 2022	22,467	5,250	4,905	32,622

Other non-monetary changes included €1,689 million of lease liabilities assumptions and €1,984 million of reclassifications to liabilities directly associated with assets held for sale.

Lease liabilities are described in note 10 – Right-of-use assets and lease liabilities.

Debts with related parties are described in note 32 – Transactions with related parties.

76	Eni Interim Consolidated Report 2022

17 INFORMATION ON NET BORROWINGS

The statement of net borrowings was updated on the basis of Consob provisions which required new items or new aggregations of existing items. Net borrowings of the comparative period were restated without quantitative changes.

(€ million)	June 30, 2022	December 31, 2021
A. Cash	3,603	2,758
B. Cash equivalents	7,297	5,496
C. Other current financial assets	8,945	10,553
D. Liquidity (A+B+C)	19,845	18,807
E. Current financial debt	5,433	3,613
F. Current portion of non-current financial debt	1,103	1,415
G. Current financial indebtedness (E+F)	6,536	5,028
H. Net current financial indebtedness (G-D)	(13,309)	(13,779)
I. Non-current financial debt	6,598	9,058
J. Debt instruments	19,488	19,045
K. Non-current trade and other payables
L. Non-current financial indebtedness (I+J+K)	26,086	28,103
M. Total financial indebtedness (H+L)	12,777	14,324

Cash and cash equivalents included €140 million subject to foreclosure by third parties and payment guarantees.

Other current financial assets include: (i) financial assets held for trading disclosed in note 5 – Financial assets held for trading; (ii) financial receivables disclosed in note 14 – Other financial assets.

The breakdown of current and non-current financial debts is disclosed in note 16 – Finance debts.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €835 million and €4,070 million (€948 million and €4,389 million at December 31, 2021, respectively) of which €488 million (€1,684 million at December 31, 2021) related to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process.

18 PROVISIONS

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2021	13,593
New or increased provisions	577
Initial recognition and changes in estimates for site restoration, abandonment and social project	(1,585)
Accretion discount	70
Reversal of utilized provisions	(484)
Reversal of unutilized provisions	(53)
Currency translation differences	463
Other changes	(622)
Carrying amount at June 30, 2022	11,959

Provisions recognized in the first half of 2022 primarily related to environmental costs and contractual disputes.

The decrease in initial recognition and changes in estimates for site restoration, abandonment and social project of the Exploration & Production segment was primarily due as consequence of an increase in the discount rates.

Utilizations related to the progress in spending the accrued amounts in environmental remediation projects and compensations for insurance claims.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	77

19 DEFERRED TAX ASSETS AND LIABILITIES

(€ million)	June 30, 2022	December 31, 2021
Deferred tax liabilities before offsetting	9,930	10,668
Deferred tax assets available for offset	(4,279)	(5,833)
Deferred tax liabilities	5,651	4,835
Deferred tax assets before offsetting (net of accumulated write-down provisions)	7,824	8,546
Deferred tax liabilities available for offset	(4,279)	(5,833)
Deferred tax assets	3,545	2,713

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting, net of accumulated write-downs
Carrying amount at December 31, 2021	10,668	17,150	(8,604)	8,546
Changes of the period	594	(70)	33	(37)
Changes with effect to OCI	(36)	686		686
Currency translation differences	773	733	(216)	517
Reclassification to assets held for sale and liabilities directly associated with assets held for sale	(1,875)	(2,217)	531	(1,686)
Other changes	(194)	(516)	314	(202)
Carrying amount at June 30, 2022	9,930	15,766	(7,942)	7,824

Income taxes are described in note 29 – Income taxes.

78	Eni Interim Consolidated Report 2022

20 DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2022			December 31, 2021
	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
(€ million)
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	201	60	2	113	39	2
- Interest currency swap		147	2	30	7	2
- Outright	2	2	2	3	11	2
- Other	3		2
	206	209		146	57
Derivatives on interest rate
- Interest rate swap	59	36	2	13	43	2
- Other		3	2
	59	39		13	43
Derivatives on commodities
- Future	814	730	1	603	496	1
- Over the counter	194	189	2	102	121	2
- Other		162	2	1	55	2
	1,008	1,081		706	672
	1,273	1,329		865	772
Trading derivatives
Derivatives on commodities
- Over the counter	22,993	26,407	2	12,050	11,939	2
- Future	17,288	12,224	1	6,555	5,002	1
	40,281	38,631		18,605	16,941
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter		64	2	7	735	2
- Future	40	4,487	1	193	1,672	1
	40	4,551		200	2,407
Derivatives on interest rate
- Interest rate swap	10		2		3	2
	10				3
	50	4,551		200	2,410
Options
- Other options		62	3		62	3
		62			62
Gross amount	41,604	44,573		19,670	20,185
Offsetting	(17,357)	(17,357)		(7,159)	(7,159)
Net amount	24,247	27,216		12,511	13,026
Of which:
- current	24,160	27,021		12,460	12,911
- non-current	87	195		51	115

In 2021, Eni entered into sustainability-linked interest rate swaps and cross currency swaps with leading banking institutions which provide for a cost adjustment mechanism linked to the achievement of certain sustainability targets. As of June 30, 2022, the fair value of these contracts amounted to €9 million.

Derivative fair values are estimated based on market quotations provided by primary info-provider while fair values of non-quoted derivative instruments are determined by appropriate valuation techniques generally adopted in the financial field.

During the first half of 2022, there were no transfers between the different hierarchy levels of fair value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	79

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodity consisted of the following:

(€ million)	First Half 2022	First Half 2021
Net income (loss) on cash flow hedging derivatives	19	6
Net income (loss) on other derivatives	(793)	42
	(774)	48

Effects recognized in finance income (loss)

Finance income (loss) on derivative financial instruments consisted of the following:

(€ million)	First Half 2022	First Half 2021
Derivatives on exchange rate	(139)	(235)
Derivatives on interest rate	49	17
Options on securities	2
	(88)	(218)

Derivative financial instruments with related parties are reported in note 32 — Transactions with related parties.

21 ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE

As of June 30, 2022, assets held for sale and liabilities directly associated with assets held for sale of €9,823 million and €4,385 million, respectively, related to: (i) an agreement to form a new 50/50 independent company with BP, through the combination of the two companies’ Angolan businesses. The carrying amount of assets held for sale and liabilities directly associated amounted to €8,797 million (of which current assets for €1,031 million) and €4,255 million (of which current liabilities for €1,404 million), respectively; (ii) an agreement for the sale with the Norwegian joint venture Vårgrønn (Eni’s interest 69.60%) of 100% of the consolidated company Eni North Sea Wind Ltd, owner of a 20% stake in the Dogger Bank A, B and C projects in the United Kingdom. The carrying amount of assets held for sale amounted to €740 million; (iii) an agreement for the sale of the entire Pakistan assets to Prime International Oil & Gas Company. The activities covered by the agreement include interests in eight development and production licenses in the Kithar Fold Belt and the Middle Indus and four exploration licenses in the Middle Indus and the Indus Offshore basins. The carrying amount of assets held for sale and liabilities directly associated amounted to €117 million (of which current assets for €97 million) and €130 million (of which current liabilities for €41 million), respectively; (iv) the sale of the investment Gas Distribution Company of Thessaloniki - Thessaly SA, operating in the gas distribution business in Greece for €135 million; (v) the sale of tangible assets for a total carrying amount of €34 million.

80	Eni Interim Consolidated Report 2022

22 EQUITY

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ENI

(€ million)	June 30, 2022	December 31, 2021
Share capital	4,005	4,005
Retained earnings	26,818	22,750
Cumulative currency translation differences	10,051	6,530
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,000	5,000
- Legal reserve	959	959
- Reserve for treasury shares	770	958
- Reserve for OCI on cash flow hedging derivatives	(2,716)	(896)
- Reserve for OCI on defined benefit plans	(61)	(117)
- Reserve for OCI on equity-accounted investments	91	54
- Reserve for OCI on other investments valued at fair value	182	141
- Other reserves	190	190
Treasury shares	(770)	(958)
Net profit	7,398	5,821
	51,917	44,437

SHARE CAPITAL

As of June 30, 2022, the parent company’s issued share capital consisted of €4,005,358,876 (same amounts as of December 31, 2021) represented by 3,571,487,977 ordinary shares without nominal value (3,605,594,848 as of December 31, 2021).

On May 11, 2022, Eni’s Shareholders’ Meeting declared: (i) to distribute a dividend of €0.43 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2021 dividend of €0.86 per share, of which €0.43 per share paid as interim dividend. The balance was paid on 25 May 2022, to shareholders on the register on May 23, 2022, record date on May 24, 2022; (ii) to cancel 34,106,871 treasury shares without nominal value maintaining unchanged the share capital and reducing the related reserve for an amount of €400 million, equal to the carrying value of the shares cancelled; (iii) to authorize the Board of Directors pursuant to and for art. 2357 of the Civil Code to proceed with the purchase of shares of the Company, in several times, for a period up to April 30, 2023, with the purchase of a maximum number of shares equal to 10% of the ordinary shares (and 10% of the share capital) of the Company (without calculating treasury shares already owned), for a total amount up to €2.5 billion. In execution of this resolution, as of June 30, 2022, 16,510,852 shares were acquired, for a total value of €212 million.

PERPETUAL SUBORDINATED HYBRID BONDS

The hybrid bonds, governed by English law and traded on the regulated market of the Luxembourg Stock Exchange, amount to €5 billion (same amount at December 31, 2021).

TREASURY SHARES

A total of 48,242,154 of Eni’s ordinary shares (65,838,173 at December 31, 2021) were held in treasury for a total cost of €770 million (€958 million at December 31, 2021).

In the first half 2022, Eni acquired 16,510,852 treasury shares for total amount of €212 million, while 34,106,871 treasury shares for total amount of €400 million were cancelled.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	81

23 OTHER INFORMATION

Supplemental cash flow information

(€ million)	First Half 2022	First Half 2021
Investment in consolidated subsidiaries and businesses
Current assets	3	101
Non-current assets	276	368
Net borrowings	(86)	(51)
Current and non-current liabilities	(6)	(66)
Net effect of investments	187	352
Non-controlling interests	(15)	(1)
Purchase price	172	351
Cash and cash equivalents	(2)	(20)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	170	331

Disposal of consolidated subsidiaries and businesses
Current assets	5	2
Non-current assets	1
Net borrowings	7
Current and non-current liabilities	(4)
Net effect on disposals	9	2
Gain on disposals	2
Selling price	11	2
Cash and cash equivalents	(7)
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	4	2

Business combination Unión Fenosa Gas
Investment in Unión Fenosa Gas sold		233
Less: Investments and businesses acquired
Current assets		371
Non-current assets		394
Net borrowings		(128)
Current and non-current liabilities		(436)
Total investments and businesses acquired		201
Total net disposals		32
Cash and cash equivalents acquired		42
Business combination Unión Fenosa Gas net of cash and cash equivalent acquired		74

Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	4	76

On January 12, 2022, Eni acquired the 100% stake in SKGR Energy Single Member SA (now Eni Plenitude Renewables Hellas Single Member SA), owner of a portfolio of photovoltaic plants in Greece with a pipeline of projects targeting about 800 MW, which will form the basis for further development of the renewable portfolio in the country. The deal marks Eni’s entry into the Greek renewable electricity generation market and is part of its plan to grow renewable capacity together with vertically integrated activities in the power retail business. The transaction resulted in a total cash consideration of €51 million. The price allocation of net assets acquired was made on a provisional basis with recognition of goodwill for €52 million.

On February 24, 2022, Eni acquired around 266 MW Corazon I solar plant in operation, Texas (US). In the same location, Eni acquired around 200 MW/400 MWh Guajillo storage project, which is in its advanced stage of development and is expected to reach an operational stage before the end of 2023. The Guajillo storage project will use the same interconnection facilities as Corazon I and will support the local network by storing energy when renewable generation is high and delivering it during periods of peak consumption. The transaction resulted in a total cash consideration of €121 million with acquisition of net financial liabilities for €85 million of which cash and cash equivalents for €2 million. The price allocation of net assets acquired was made on a provisional basis with no recognition of goodwill.

Disinvestments in the first half of 2022 concerned the sale of 100% of the company Ing. Luigi Conti Vecchi SpA for a consideration of €11 million and disposed cash of €7 million.

Investments in the first half of 2021 concerned the acquisition by Eni gas e luce SpA (now Eni Plenitude SpA) of 100% of Aldro Energía y Soluciones SLU (now Eni Plenitude Iberia SLU), active in the power

82	Eni Interim Consolidated Report 2022

market, gas and services to residential customers, small and medium-sized enterprises and large companies in the Iberian market and the acquisition by Ecofuel SpA of 100% of the company FRI-EL Biogas Holding (now EniBioCh4in SpA), Italian leader in the biogas production sector.

Divestments of the first half of 2021 concerned the restructuring of joint venture Unión Fenosa Gas SA following the agreement signed with the authorities of the Arab Republic of Egypt (ARE) and the Spanish company Naturgy for the resolution of all the pending issues with the Egyptian partners relating to the joint venture Unión Fenosa Gas which resulted in a cash adjustment to Eni, included in the divestments.

BUSINESS COMBINATION

The provisional and definitive price allocation of the net assets acquired in 2021 relating to the FRI-EL Biogas Holding (now EniBioCh4in) business combinations of the Refining & Marketing business line and the Portfolio of 13 onshore wind farms of the Plenitude business line is represented below:

(€ million)	FRI-EL Biogas Holding (now EniBioCh4in SpA) Price allocation on provisional basis	FRI-EL Biogas Holding (now EniBioCh4in SpA) Price allocation on defnitive basis	Portfolio of thirteen onshore wind facilities Price allocation on provisional basis	Portfolio of thirteen onshore wind facilities Price allocation on defnitive basis
Current assets	23	23	32	32
Property, plant and equipment	38	144	423	209
Intangible assets	2	2	9	213
Goodwill	80	9	302	308
Other non-current assets	13	13	34	34
Net borrowings	(14)	(14)	(215)	(214)
Current and non-current liabilities	(9)	(44)	(100)	(97)
Net effect of investments	133	133	485	485
Non-controlling interests	(1)	(1)
Purchase price	132	132	485	485

24 GUARANTEES, COMMITMENTS AND RISKS

GUARANTEES, COMMITMENTS AND RIKS

The amount of guarantees, commitments and risks did not show significant changes compared to what is indicated in the Annual Report 2021, with the exception of: (i) a guarantee issued in the interest of Saipem SpA for €898 million on behalf of the bank consortium granting a liquidity facility to the company. The guarantee provided commissions at market conditions. In July, following the repayment of the credit line and the termination of the related financing agreement by Saipem SpA, this guarantee was canceled; (ii) a €760 million increase in assets of third parties under the custody of Eni as consequence of the growth in the prices for energy commodities.

RISK FACTORS

FINANCIAL RISKS

For the disclosure relating to the management of financial risks, reference is made to the Annual Report 2021. The updates relate to “Market risk - Strategic liquidity” and “Liquidity risk” and are provided below.

Market risk - Strategic liquidity

As of June 30, 2022, the average rating of the Strategic Liquidity portfolio was A-, in a slight improvement compared to 31 December 2021 (A-/BBB+).

Interim consolidated report | Condensed consolidated interim financial statements | Annex	83

The following tables show the amounts in terms of VaR, recorded in the first half of 2022 (compared with 2021) relating to interest rate and exchange rate risks in the first section and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the table reports the sensitivity to changes in interest rate.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First Half 2022				2021
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	9.05	3.36	5.15	8.51	11.04	1.29	3.32	3.66
Exchange rate (a)	0.95	0.09	0.27	0.21	0.28	0.11	0.18	0.12

(a) Value at risk deriving from interest and exchange rates exposures includes the following finance departments: Eni Corporate Finance Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

	First Half 2022				2021
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Management Portfolio - Commercial exposures (a)	760.76	74.60	374.42	711.25	42.76	2.91	23.80	2.91
Trading (b)	1.63	0.01	0.27	0.45	1.03	0.12	0.37	0.20

(a) Refers to the Global Gas & LNG Portfolio, Power Generation & Marketing, Green\Traditional Refining & Marketing, Eni Plenitude, Eni Trading & Biofuels, Eni Global Energy Markets (commercial portfolio). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, GTR&M and Plenitude presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, through financial instruments, pertains to Eni Trading & Biofuels and Eni Global Energy Markets (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2022				2021
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - € Portfolio (a)	0.30	0.23	0.26	0.24	0.40	0.29	0.33	0.30

(a) Management of strategic liquidity portfolio in € currency starting from July 2013.

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2022				2021
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - $ Portfolio (b)	0.13	0.07	0.10	0.07	0.14	0.05	0.11	0.13

(b) Management of strategic liquidity portfolio in US$ currency starting from August 2017.

Liquidity risk

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €15.9 billion were drawn as of June 30, 2022 (€13.5 billion by Eni SpA).

The Group has credit ratings of A- outlook stable and A-2 assigned by Standard & Poor’s for long and short-term debt, respectively; Baa1 outlook stable and P-2 assigned by Moody’s for long and short-term debt, respectively; A- outlook stable and F1 assigned by Fitch for long and short-term debt, respectively. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During the first half of 2022, the rating of Eni remained unchanged.

84	Eni Interim Consolidated Report 2022

As of June 30, 2022, Eni maintained short-term uncommitted unused borrowing facilities of €5,600 million. Total committed credit lines amounted to €5,127 million (of which €5,000 million pertaining to Eni SpA) of which €5,021 million unused. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Expected payments for financial debts and lease liabilities

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2022	2023	2024	2025	2026	2027 and thereafter	Total
Financial debts	5,485	2,906	2,239	2,619	3,285	11,087	27,621
Lease liabilities	450	685	499	391	330	2,499	4,854
Fair value of derivative financial instruments	26,912	92	43	52	36	81	27,216
	32,847	3,683	2,781	3,062	3,651	13,667	59,691
Interest on finance debt	280	479	399	372	297	944	2,771
Interest on lease liabilities	135	220	195	175	159	791	1,675
	415	699	594	547	456	1,735	4,446
Financial guarantees	2,613						2,613

Liabilities for leased assets including interests for €778 million pertained to the share of joint operators participating in unincorporated ventures operated by Eni which will be recovered through a partner-billing process.

Expected payments for trade and other payables

The table below summarizes the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2022	2023 and thereafter	Total
Trade payables	16,202		16,202
Other payables and advances	4,991	212	5,203
	21,193	212	21,405

Expected payments under contractual obligations

In addition to lease, financial, trade and other liabilities represented in the balance sheet, the Company is subject to non-cancellable contractual obligations or obligations, the cancellation of which requires the payment of a penalty. These obligations will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

The Eni’s main contractual obligations comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. The amounts due were calculated on the basis of the assumptions for the gas prices and services included in the four-year industrial plan approved by the Company’s management and for the subsequent years on the basis of management’s long-term assumptions.

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	85

Amounts expected to be paid in 2022 for decommissioning Oil & Gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2022	2023	2024	2025	2026	2027 and thereafter	Total
Decommissioning liabilities (a)	296	375	348	412	553	10,915	12,899
Environmental liabilities	389	359	287	243	203	750	2,231
Purchase obligations (b)	26,607	34,774	27,819	23,411	18,741	79,812	211,164
- Gas
. take-or-pay contracts	24,716	33,540	27,055	22,952	18,476	79,410	206,149
. ship-or-pay contracts	496	585	486	432	259	377	2,635
- Other purchase obligations	1,395	649	278	27	6	25	2,380
Other obligations	2					104	106
- Memorandum of intent - Val d’Agri	2					104	106
Total (c)	27,294	35,508	28,454	24,066	19,497	91,581	226,400

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(b) Concern commitments for the purchase of goods or services that the company is obliged to fulfill as binding under the terms of the contract.

(c) Total future payments for contractual obligations includes obligations of the companies classified as held for sale for €723 million.

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2022
Financial assets
Trade and other receivables	21,560	2,456	19,104
Other current assets	38,094	12,467	25,627
Other non-current assets	6,339	4,890	1,449
Financial liabilities
Trade and other liabilities	23,649	2,456	21,193
Other current liabilities	43,116	12,467	30,649
Other non-current liabilities	7,442	4,890	2,552
December 31, 2021
Financial assets
Trade and other receivables	20,461	1,611	18,850
Other current assets	20,791	7,157	13,634
Other non-current assets	1,031	2	1,029
Financial liabilities
Trade and other liabilities	23,331	1,611	21,720
Other current liabilities	22,913	7,157	15,756
Other non-current liabilities	2,248	2	2,246

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €2,157 million (€1,540 million at December 31, 2021) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €299 million (€71 million at December 31, 2021); (ii) other current and non-current assets and liabilities for financial derivatives of €17,357 million (€7,159 million at December 31, 2021).

Legal Proceedings

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Financial Report and, as such, presumes full knowledge of the latter. In the first half of 2022, there were not any significant developments in the proceedings to which the Company is a party such as to imply an increase in the risk of unfavorable outcomes or in the potential losses associated with them. Accordingly, for

86	Eni Interim Consolidated Report 2022

a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 28 – Guarantees, commitments and risks of the Annual Report 2021 where the most significant proceedings currently pending are disclosed. Unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

As for the developments recorded in the first half of 2022, the main highlights are the followings:

●	in relation to the criminal proceeding promoted by the Public Prosecutor of Milan concerning allegations of international corruption in the assignment to Eni of the OPL 245 oil block in Nigeria in 2011, in July 2022, the Prosecutor General dropped its appeal before the Court of Appeal of Milan on the matter, waiving the case, thus making final the acquittal verdict of the first instance sentence pronounced in March 2021 for Eni as legal entity and its managers;
●	in relation to the complex matter of the clean-up and environmental remediation of the site of Cengio and the long dispute pending with the Italian Ministry for the Environment, a first instance court ruled in favor of the Eni subsidiary, responsible for the remediation activities and current owner of the site, rejecting the claims of the plaintiffs, on the assumption that the company cannot be considered successor of the previous owner who was conducting manufacturing activities;
●	in relation to the Criminal proceeding no. 12333/2017 promoted by the Public Prosecutor of Milan, the Public Prosecutor’s Office cancelled the proceeding, for the purpose of a subsequent dismissal request, in favor of Eni SpA and its involved managers, the Chief Executive Officer, the Human Capital Director & Procurement Coordination and the Head of Security of Eni SpA, confirming their unrelatedness from the disputes contained in the notice of conclusion of the preliminary investigations of December 2021;
●	in relation to a complex criminal case for several, alleged environmental crimes, gathered in a single file related to the Mantua industrial hub, the ownership of which changed from Montedison to Eni as part of the Enimont operation in the 90s, at the conclusion of the preliminary hearing phase the Public Prosecutor of Mantua on April 29, 2022 ordered the indictment of all the defendants and of Eni’s subsidiaries Versalis SpA and Eni Rewind SpA as well as of the third-party company Edison SpA, as liable entities pursuant to Legislative Decree No. 231/01. The proceeding is ongoing.

Compared to the Annual Report 2021, the Company became part of the following new disputes:

(i) Versalis SpA - Seizure of a water clean-up plant managed by IAS SpA - Priolo Gargallo. The Public Prosecutor of Siracusa is investigating on allegations of an environmental disaster and violations of the regulation on discharges, involving two former directors of the Versalis plant in Priolo, as well as of a Versalis manager at Priolo Servizi, in relation to the industrial waste discharge system of the Versalis plant in the Priolo water clean-up plant managed by IAS SpA.

The legal entities Versalis and Priolo Servizi, as well as other companies located at the industrial hub, are under investigation pursuant to Legislative Decree no. 231/01. On June 15, 2022, the Judge for Preliminary Investigations of Siracusa ordered the seizure of the plant and the shareholdings of IAS SpA, appointing a judicial administrator of the assets subject to seizure. Furthermore, it was also ordered a 12-months interdicting measure of prohibition to work in the companies involved in the investigations, as well as in competing companies or operating in the same production sector. On the same date, Versalis was also notified of a delivery request issued by the Prosecutor’s Office in relation to the implementing protocols of the organizational models as well as any relevant documentation pursuant to Legislative Decree no. 231/01; Versalis promptly provided the required documents. The Company is considering submitting a technical note aimed at demonstrating that Versalis’ contribution to the plant operations managed by IAS is fully compliant with the rules and in any case not relevant with respect to the criminal allegations. This note is aimed at obtaining the continuation of the operation of the plant.

(ii) Eni Rewind SpA - Priolo - Civil malformations causes. In February 2022, Eni Rewind was summoned before the Court of Siracusa by two plaintiffs, who claimed the Company’s responsibility and damage compensation in connection with serious malformations allegedly attributable to pollution resulting from mercury spills from a chloro-soda plant that was operating several years ago in Priolo and then was shut down. The compensation claims amount to a total of €800,000 for each of the plaintiffs.

Eni Rewind appeared in Court on June 9, 2022, and will apply for indemnity against Edison, from which the plant was taken over as part of the Enimont transaction and therefore after the alleged exposure to mercury

Interim consolidated report | Condensed consolidated interim financial statements | Annex	87

by the plaintiffs, which necessarily took place between 1972 and 1975 (years of the actors’ birth). The proceeding is ongoing.

(iii) Eni SpA (R&M) - Taranto Refinery - Criminal proceedings for violation of excise tax assessment. A criminal proceeding is pending in relation to an alleged subtraction from the tax assessment for the payment of excise duties for fuels lifted from a storage tank at the Taranto refinery. As a result of the preliminary investigation phase, the former director of the refinery and three other employees are being investigated for an alleged and continued subtraction from the assessment of excise duties, in collusion, due to multiple liftings from the tank under investigation, whose measure instrument was placed under seizure, in the period from June 30 to September 9, 2021. The proceeding is in ongoing.

88	Eni Interim Consolidated Report 2022

25 REVENUES

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemical	Plenitude & Power	Corporate and other activities	Total
First Half 2022
Sales from operations	6,194	18,568	29,389	9,442	92	63,685
Sales from operations by geographical area of destination
Italy	298	9,784	9,454	7,143	34	26,713
Other European Union		3,789	8,119	2,287	1	14,196
Rest of Europe	22	3,857	6,666		18	10,563
Americas	153		3,057	4	6	3,220
Asia	1,016	1,094	2,035	8	9	4,162
Africa	4,662	44	56		24	4,786
Other areas	43		2			45
	6,194	18,568	29,389	9,442	92	63,685

Products sales and service revenues
Sales of crude oil	2,776		10,273			13,049
Sales of oil products	554		14,518			15,072
Sales of natural gas and LNG	2,758	18,346	30	3,153		24,287
Sales of petrochemical products			3,767		3	3,770
Sales of other products	26	17	221	5,420	1	5,685
Services	80	205	580	869	88	1,822
	6,194	18,568	29,389	9,442	92	63,685
Transfer of goods/services
Goods/Services transferred in a specific moment	6,046	18,486	29,250	9,343	29	63,154
Goods/Services transferred over a period of time	148	82	139	99	63	531
First Half 2021
Sales from operations	4,035	4,789	17,444	4,421	99	30,788
Sales from operations by geographical area of destination
Italy	15	2,144	10,892	3,162	40	16,253
Other European Union		895	2,923	1,254	1	5,073
Rest of Europe	56	977	540		17	1,590
Americas	167		1,640	1	4	1,812
Asia	690	719	1,416	4	10	2,839
Africa	3,049	54	32		26	3,161
Other areas	58		1		1	60
	4,035	4,789	17,444	4,421	99	30,788

Products sales and service revenues
Sales of crude oil	1,742		6,464			8,206
Sales of oil products	378		7,701			8,079
Sales of natural gas and LNG	1,778	4,615	15	1,589		7,997
Sales of petrochemical products			2,816	3		2,819
Sales of other products	33	2	22	1,757	4	1,818
Services	104	172	426	1,072	95	1,869
	4,035	4,789	17,444	4,421	99	30,788
Transfer of goods/services
Goods/Services transferred in a specific moment	3,889	4,712	17,256	4,420	37	30,314
Goods/Services transferred over a period of time	146	77	188	1	62	474

Sales from operations by industry segment are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	89

26 COSTS

Purchases, services and other

(€ million)	First Half 2022	First Half 2021
Production costs - raw, ancillary and consumable materials and goods	39,406	15,768
Production costs - services	5,331	5,153
Lease expense and other	868	517
Net provisions for contingencies	479	147
Other expenses	894	610
	46,978	22,195
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(96)	(78)
	46,882	22,117

Purchases, services and other charges included costs of geological and geophysical studies of the exploration activity of the Exploration & Production segment amounting to €105 million (€102 million in the first half of 2021).

Payroll and related costs

(€ million)	First Half 2022	First Half 2021
Payroll and related costs	1,605	1,544
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(57)	(51)
	1,548	1,493

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 FINANCE INCOME (EXPENSE)

(€ million)	First Half 2022	First Half 2021
Finance income	3,456	1,831
Finance expense	(3,805)	(2,105)
Net finance income (expense) from financial assets held for trading	(91)	19
Income (expense) from derivative financial instruments	(88)	(218)
Finance income (expense)	(528)	(473)

The analysis of finance income (expense) was as follows:

(€ million)	First Half 2022	First Half 2021
Finance income (expense) related to net borrowings
Interest and other finance expense on bonds	(241)	(234)
Interest and other expense due to banks and other financial institutions	(59)	(44)
Interest on lease liabilities	(171)	(153)
Interest from banks	5	2
Interest and other income on financial receivables and securities held for non-operating purposes	8	6
Net finance income (expense) on financial assets held for trading	(91)	19
	(549)	(404)
Exchange differences	180	246
Income (expense) from derivative financial instruments	(88)	(218)
Other finance income (expense)
Capitalized finance expense	13	32
Interest and other income on financing receivables and securities held for operating purposes	47	27
Finance expense due to the passage of time (accretion discount)(a)	(70)	(75)
Other finance income (expense)	(61)	(81)
	(71)	(97)
	(528)	(473)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Information about leases is disclosed in note 10 - Right-of-use assets and lease liabilities.

90	Eni Interim Consolidated Report 2022

Derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) with related parties is disclosed in note 32 – Transactions with related parties.

28 INCOME (EXPENSE) FROM INVESTMENTS

Share of profit (loss) of equity-accounted investments

More information is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First Half 2022	First Half 2021
Dividends	151	66
Net gain (loss) on disposals	434
Other net income (expense)	74	(16)
	659	50

Dividend income primarily related to Nigeria LNG Ltd for €113 million and to Saudi European Petrochemical Co ‘IBN ZAHR’ for €20 million (€36 million and €14 million in the first half of 2021, respectively).

Gains on disposals referred for €432 million to gains realized following the listing, through an IPO on the Oslo stock exchange, of Vår Energi ASA and subsequent sales on the market.

29 INCOME TAXES

(€ million)	First Half 2022	First Half 2021
Current taxes	4,264	1,747
Net deferred taxes	631	98
	4,895	1,845

Current taxes related to Italian subsidiaries for €736 million (€147 million in the first half of 2021) and include a tax charge of €546 million as a one-off extraordinary solidarity contribution as required by Law no. 51 of May 20, 2022 (conversion of Law Decree no. 21 of March 21, 2022, the so-called “Ukraine Decree”, supplemented by Law Decree no. 50 of May 17, 2022, the so-called “Aid Decree”) for the fiscal year 2022.

30 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share is calculated by dividing the net profit of the period attributable to Eni’s shareholders by the weighted average number of fully diluted shares including the shares outstanding in the period and the number of potential shares that could be issued. As of June 30, 2022, the shares that could be potentially issued related the estimation of new share that will vest in connection with the long-term monetary incentive plan 2017-2019 and 2020-2022.

In determining basic and diluted earnings per share, the net profit for the period attributable to Eni is adjusted to consider the remuneration of perpetual subordinated bonds, net of tax effect, calculated by using the amortized cost method.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	91

Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings per share was as follows:

		First Half 2022	First Half 2021
Weighted average number of shares used for basic earnings per share		3,538,314,183	3,572,549,651
Potential shares to be issued for ILT incentive plan		5,771,663	5,310,140
Weighted average number of shares used for diluted earnings per share		3,544,085,846	3,577,859,791
Eni’s net profit	(€ million)	7,398	1,103
Remunaration of subordinated perpetual bonds net of tax effect	(€ million)	(54)	(40)
Eni’s net profit for basic and diluted earnings per share	(€ million)	7,344	1,063
Basic earnings per share	(€ per share)	2.08	0.30
Diluted earnings per share	(€ per share)	2.07	0.30

31 SEGMENT INFORMATION

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess segment performance and to make decisions about resources to be allocated to each segment.

The organization is based on two General Departments:

●	Natural Resources, to build up the value of Eni’s Oil & Gas upstream portfolio, with the objective of reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, it will focus its actions on the development of carbon capture and compensation projects of CO2. The General Department will incorporate the Company’s Oil & Gas exploration, development and production activities, natural gas wholesale via pipeline and LNG. In addition, it will include forests conservation (REDD+) and carbon storage projects.

●	Energy Evolution will focus on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio and blue. In particular, it will focus on growing power generation from renewable energy and biomethane, it will coordinate the bio and circular evolution of the Company’s refining system and chemical business, and it will further develop Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The General Department will incorporate the activities of power generation from natural gas and renewables, the refining and chemicals businesses, Retail Gas & Power and mobility Marketing. The companies Versalis (chemical products), Eni Rewind (environment) and Eni Plenitude will also be consolidated in this General Department.

In considering the Group’s segment information for financial reporting purposes, the management evaluated that the decision-making processes for allocating resources and the assessment of financial/industrial performance by the CEO are carried out at a greater disaggregation level than the resources of the General Departments, having regard to the lines of business that flow into the two Departments. Therefore, to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the reportable segments of Eni are identified as follows:

Exploration & Production: research, development and production of oil, condensates and natural gas, forestry conservation (REDD+) and CO2 capture and storage projects.

Global Gas &LNG Portfolio (GGP): supply and sale of wholesale natural gas via pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio.

Refining & Marketing and Chemicals: supply, processing, distribution and marketing of fuels and chemicals. The results of the Chemicals segment were aggregated with the Refining & Marketing performance in a single reportable segment, because these two operating segments have similar economic returns. It comprises the activities of trading oil and products with the aim to execute the transactions on the market to balance the supply and stabilize and cover the commercial margins.

Plenitude & Power: retail sales of gas, electricity and related services, production, and wholesale sales of electricity from thermoelectric and renewable plants, services for E-mobility. It includes trading activities of

92	Eni Interim Consolidated Report 2022

CO2 emission certificates and forward sale of electricity with a view to hedging/optimizing the margins of the electricity.

Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental remediation activity developed by the subsidiary Eni Rewind.

Segment information presented to the Chief Operating Decision Maker includes revenues, operating profit and directly attributable assets and liabilities.

Information by segment is as follows:

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and Other activities	Adjustments of intragroup profits	Total
First Half 2022
Sales from operations including intersegment sales	16,196	22,837	29,685	9,967	860
Less: intersegment sales	(10,002)	(4,269)	(296)	(525)	(768)
Sales from operations	6,194	18,568	29,389	9,442	92		63,685
Operating profit (loss)	9,123	(2,060)	2,279	2,613	(419)	(214)	11,322
First Half 2021
Sales from operations including intersegment sales	8,921	5,943	17,584	4,742	812
Less: intersegment sales	(4,886)	(1,154)	(140)	(321)	(713)
Sales from operations	4,035	4,789	17,444	4,421	99		30,788
Operating profit (loss)	3,665	(240)	(115)	828	(294)	13	3,857

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and Other activities	Adjustments of intragroup profits	Total
June 30, 2022
Identifiable assets (a)	66,929	9,912	17,146	9,042	1,494	(922)	103,601
Unallocated assets (b)							59,776
Identifiable liabilities (a)	17,798	8,052	8,547	3,651	3,586	(167)	41,467
Unallocated liabilities (b)							69,898
December 31, 2021
Identifiable assets (a)	61,753	10,022	13,326	8,343	1,439	(591)	94,292
Unallocated assets (b)							43,473
Identifiable liabilities (a)	17,046	10,072	6,796	3,786	3,338	(49)	40,989
Unallocated liabilities (b)							52,257

(a) Include assets/liabilities directly associated with the generation of operating profit.

(b) Include assets/liabilities not directly associated with the generation of operating profit.

32 TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchange of goods, provision of services and financing with joint ventures, associates and unconsolidated subsidiaries;

(b)	exchange of goods and provision of services with entities controlled by the Italian Government;

(c)	exchange of goods and provision of services with companies related to Eni SpA through members of the Board of Directors. These transactions are exempt from the application of the Eni internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions

Interim consolidated report | Condensed consolidated interim financial statements | Annex	93

conducted at market or standard conditions, or because under the materiality threshold provided for by the procedure;

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity and humanitarian initiatives in the fields of social assistance, health, education, culture and environment, as well as scientific and technological research; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, researches and training initiatives, the enrichment of knowledge in the fields of economics, energy and environment, both at a national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

Investments in unconsolidated subsidiaries, joint ventures and associates as of June 30, 2022, are presented in the annex “List of companies owned by Eni SpA as of June 30, 2022”.

TRADE AND OTHER TRANSACTIONS

(€ million)
	June 30, 2022			First Half 2022
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	19	89			107
Angola LNG Ltd					78
Angola LNG Supply Services Llc			195
Coral FLNG SA	9		1,395	6
Gruppo Saipem	16	120	9	3	42
Karachaganak Petroleum Operating BV	27	196			590
Mellitah Oil & Gas BV	60	325		3	99
Petrobel Belayim Petroleum Co	47	719			417
Société Centrale Electrique du Congo SA	60			33
Società Oleodotti Meridionali SpA	8	419		8	6
Vår Energi ASA	155	622	503	49	1,918	(168)
Other (*)	152	42	1	81	173
	553	2,532	2,103	183	3,430	(168)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			195
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	132	1	1	8
Other	12	10	12	6	8
	144	11	208	14	8
	697	2,543	2,311	197	3,438	(168)
Entities controlled by the Government
Enel Group	1,395	1,227		57	194	399
Italgas Group	1	44		2	244
Snam Group	315	25		449	506
Terna Group	105	135		242	269	(2)
GSE - Gestore Servizi Energetici	508	201		2,529	1,661	1,136
ITA Airways - Italia Trasporto Aereo SpA				60
Other (*)	10	45		16	54
	2,334	1,677		3,355	2,928	1,533
Other related parties		2			15
Groupement Sonatrach – Eni «GSE»	200	101		17	164
Total	3,231	4,323	2,311	3,569	6,545	1,365

(*) Each individual amount included herein was lower than €50 million.

94	Eni Interim Consolidated Report 2022

(€ million)
	December 31, 2021			First Half 2021
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	13	57			82
Angola LNG Ltd					69
Angola LNG Supply Services Llc			179
Coral FLNG SA	17		1,260	18
Saipem Group	4	134	9	6	115
Karachaganak Petroleum Operating BV	24	213			453
Mellitah Oil & Gas BV	65	290		7	67
Petrobel Belayim Petroleum Co	24	391			264
Société Centrale Electrique du Congo SA	50			31
Società Oleodotti Meridionali SpA	6	396		8	6
Vår Energi AS	62	526	495	49	821	(60)
Other (*)	137	53	2	39	115
	402	2,060	1,945	158	1,992	(60)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			179
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	124	1	1	4
Other	10	5	10	4	4
	134	6	190	8	4
	536	2,066	2,135	166	1,996	(60)
Entities controlled by the Government
Enel Group	583	461		21	276	160
Italgas Group	1	49		2	374
Snam Group	160	152		30	516	1
Terna Group	51	85		96	148
GSE - Gestore Servizi Energetici	311	125		523	363	151
Other	10	33		13	29
	1,116	905		685	1,706	312
Other related parties		2			19
Groupement Sonatrach - Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	170	79
Total	1,822	3,052	2,135	851	3,721	252

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

●	Eni’s share of charges incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni «GSE», and, limitedly to Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; services charged to Eni’s associates are invoiced based on incurred costs;

●	purchase of LNG by Angola LNG Ltd;

●	guarantees issued on behalf of Angola LNG Supply Services Llc to cover the commitments relating to the payment of regasification fees;

●	supply of upstream specialist services and guarantees issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

●	engineering, construction and drilling services by Saipem Group mainly to the Exploration & Production segment;

●	gas sales to Société Centrale Electrique du Congo SA;

●	advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

●	guarantees issued in compliance with contractual agreements in the interest of Vår Energi ASA, the supply of upstream specialist services, the purchase of crude oil, condensates and gas and the realized part of forward contracts for the physical purchase of gas;

Interim consolidated report | Condensed consolidated interim financial statements | Annex	95

●	a guarantee issued in the interest of Eni BTC Ltd in relation to the construction of an oil pipeline;

●	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

●	sale of fuel, sale and purchase of gas, acquisition of power distribution services and derivative financial instruments with Enel Group;

●	acquisition of natural gas transportation, distribution and storage services with Snam Group and Italgas Group based on tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and purchase and sale of natural gas with Snam Group for granting the balancing of the system based on prices referred to the quotations of the main energy commodities;

●	the acquisition of power transmission service and sale and purchase of electricity for granting the balancing of the system based on prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

●	sale and purchase of electricity, gas, environmental certificates, derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) pursuant to the Legislative Decree no. 249/2012, the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector;

●	sale of jet fuel to ITA Airwais – Italia Trasporto Aereo Spa.

Transactions with other related parties concerned:

●	provisions to pension funds managed by Eni for €11 million;

●	contributions and service provisions to Eni Enrico Mattei Foundation for €2 million and to Eni Foundation for €2 million.

FINANCING TRANSACTIONS

(€ million)
	June 30, 2022			First Half 2022
Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Cardón IV SA	234	11		8	3
Coral FLNG SA	377				57
Coral South FLNG DMCC			1,540		1
Mozambique Rovuma Venture SpA	1,147	59		22	8
Saipem Group		88	898	14	1
Other (*)	55	16	1	21	8
	1,813	174	2,439	65	78
Unconsolidated entities controlled by Eni
Other	41	36		1	1
	41	36		1	1
Entities controlled by the Government
Enel		118
Other	2	15
	2	133
Total	1,856	343	2,439	66	79

(*) Each individual amount included herein was lower than €50 million.

96	Eni Interim Consolidated Report 2022

(€ million)
	December 31, 2021			First Half 2021
Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Cardón IV SA	199	2		15	2
Coral FLNG SA	383			4	1
Coral South FLNG DMCC			1,413
Mozambique Rovuma Venture SpA	1,008	72
Other (*)	70	43		12	37
	1,660	117	1,413	31	40
Unconsolidated entities controlled by Eni
Other	38	34
	38	34
Entities controlled by the Government
Enel		109
Other	2	17
	2	126
Total	1,700	277	1,413	31	40

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

●	financing loans granted to Cardón IV SA for the exploration and development activities of the Perla offshore gas field in Venezuela;

●	financing loans granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in the Area 4 in Mozambique;

●	a bank debt guarantee issued on behalf of Coral South FLNG DMCC for bank credit facilities relating the project financing of Coral FLNG development project;

●	a loan granted to Mozambique Rovuma Venture SpA for the development of gas reserves offshore Mozambique

●	lease liabilities with Saipem Group refer to long-term contracts for the use of drilling equipment and the guarantee issued on the behalf of the banking consortium which granted a liquidity facility to Saipem SpA.

The most significant transactions with entities controlled by the Italian Government concerned:

●	financial payables for margins on derivative contracts to Enel group.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	97

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

	June 30, 2022			December 31, 2021
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Other current financial assets	2,689	47	1.75	4,308	55	1.28
Trade and other receivables	19,104	1,964	10.28	18,850	1,301	6.90
Other current assets	25,627	1,243	4.85	13,634	492	3.61
Other non-current financial assets	2,081	1,809	86.93	1,885	1,645	87.27
Other non-current assets	1,449	24	1.66	1,029	29	2.82
Short-term debt	5,250	244	4.65	2,299	233	10.13
Current portion of long-term debt	451	20	4.43	1,781	21	1.18
Current portion of non-current lease liabilities	835	60	7.19	948	17	1.79
Trade and other payables	21,193	2,709	12.78	21,720	2,298	10.58
Other current liabilities	30,649	1,174	3.83	15,756	339	2.15
Long-term debt	22,016	6	0.03	23,714	5	0.02
Non-current lease liabilities	4,070	13	0.32	4,389	1	0.02
Other non-current liabilities	2,552	440	17.24	2,246	415	18.48

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	First Half, 2022			First Half, 2021
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	63,685	3,497	5.49	30,788	835	2.71
Other income and revenues	618	72	11.65	651	16	2.46
Purchases, services and other	(46,882)	(6,536)	13.94	(22,117)	(3,702)	16.74
Net (impairments) reversals of trade and other receivables	(165)			(67)	(3)	4.48
Payroll and related costs	(1,548)	(9)	0.58	(1,493)	(16)	1.07
Other operating income (expense)	(774)	1,365	..	48	252	..
Finance income	3,456	66	1.91	1,831	31	1.69
Finance expense	(3,805)	(79)	2.08	(2,105)	(40)	1.90

Main cash flows with related parties are provided below:

(€ million)	First Half 2022	First Half 2021
Revenues and other income	3,569	851
Costs and other expenses	(6,047)	(3,383)
Other operating income (loss)	1,365	252
Net change in trade and other receivables and liabilities	(414)	(323)
Net interests	30	19
Net cash provided from operating activities	(1,497)	(2,584)
Capital expenditure in tangible and intangible assets	(498)	(335)
Net change in accounts payable and receivable in relation to investments	164	64
Change in financial receivables	(19)	(49)
Net cash used in investing activities	(353)	(320)
Change in financial and lease liabilities	(7)	29
Net cash used in financing activities	(7)	29
Total financial flows to related parties	(1,857)	(2,875)

The impact of cash flows with related parties consisted of the following:

	First Half, 2022			First Half, 2021
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	7,281	(1,497)	..	4,093	(2,584)	..
Net cash used in investing activities	(1,630)	(353)	21.66	(4,133)	(320)	7.74
Net cash used in financing activities	(3,062)	(7)	0.23	325	29	8.92

98	Eni Interim Consolidated Report 2022

33 SIGNIFICANT NON-RECURRING EVENTS AND OPERATIONS

In the first half of 2022 and 2021, Eni did not report any non-recurring events and/or operations.

34 POSITIONS OR TRANSACTIONS DERIVING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first half of 2022 and 2021, no transactions deriving from atypical and/or unusual operations were reported.

35 SUBSEQUENT EVENTS

On July 15, a €2 billion share capital increase of Saipem SpA was finalized. Eni contributed in proportion to its share for an amount of €624 million, of which €458 million already contributed in March 2022.

Pending the transaction and following its completion, Saipem shares suffered a severe stock market setback that reflected external factors and company-specific factors:

- the significant correction of global stock markets recorded in June, based on fears of rising inflationary pressures and a slowdown in the macroeconomic cycle and therefore of a contraction in earnings, with amplified impacts on “thin”, high beta stocks such as Saipem;

- a steep correction in the oil price driven by macro factors which led to a relatively more severe decline in the oil and service sectors;

- the characteristics of Saipem’s capital increase, which was highly dilutive;

- the placement guarantee consortium formed by the banks which subscribed a significant portion of the capital increase, equal to approximately 30%, then was declaring its intention to dispose of the subscribed shares, consequently creating an overhang on the security.

As a result of these factors, in the days following the completion of the transaction, Saipem’s market capitalization lost approximately 30% compared to the value of the capital increase itself, considering that shortly before the increase the capitalization was almost equal to zero. The performance of Saipem stock after the end of the first half of 2022 does not constitute an “adjusting event”. Eni believes that the stock market trend, clearly conditioned in the short term by the aforementioned events, does not represent a reliable parameter for the valuation of the investment.

Considering the soundness of the business plan presented by Saipem to the shareholders as the basis reference for the capital increase, Eni currently believes that the net equity of the investee still represents the best estimate of its current value in use.

99

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Francesco Esposito, in their quality as Chief Executive Officer and Officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2022 and during the period covered by the report, were:

●	adequate to the Company structure, and

●	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2022 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	Condensed consolidated interim financial statements as of June 30, 2022:

a) have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b) correspond to the accounting books and entries;

c) fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.

3.2 The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2022 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction

July 28, 2022

/s/ Claudio Descalzi	/s/ Francesco Esposito
Claudio Descalzi	Francesco Esposito
Chief Executive Officer	Officer responsible for the preparation of financial reports

100	Report of Independent Auditors

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2022, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and related explanatory notes. The Directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2022 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 5 August 2022

PricewaterhouseCoopers SpA

Signed by

Massimo Rota

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale: Milano 20145 Piazza Tre Torri 2 Tel. 02 77851 Fax 02 7785240 Capitale Sociale Euro 6.890.000,00 i.v. C.F. e P.IVA e Reg. Imprese Milano Monza Brianza Lodi 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 071 2132311 - Bari 70122 Via Abate Gimma 72 Tel. 080 5640211 - Bergamo 24121 Largo Belotti 5 Tel. 035 229691 - Bologna 40126 Via Angelo Finelli 8 Tel. 051 6186211 - Brescia 25121 Viale Duca d’Aosta 28 Tel. 030 3697501 - Catania 95129 Corso Italia 302 Tel. 095 7532311 - Firenze 50121 Viale Gramsci 15 Tel. 055 2482811 - Genova 16121 Piazza Piccapietra 9 Tel. 010 29041 - Napoli 80121 Via dei Mille 16 Tel. 081 36181 - Padova 35138 Via Vicenza 4 Tel. 049 873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091 349737 - Parma 43121 Viale Tanara 20/A Tel. 0521 275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 085 4545711 - Roma 00154 Largo Fochetti 29 Tel. 06 570251 - Torino 10122 Corso Palestro 10 Tel. 011 556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461 237004 - Treviso 31100 Viale Felissent 90 Tel. 0422 696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 040 3480781 - Udine 33100 Via Poscolle 43 Tel. 0432 25789 - Varese 21100 Via Albuzzi 43 Tel. 0332 285039 - Verona 37135 Via Francia 21/C Tel. 045 8263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444 393311

www.pwc.com/it

102	Eni Interim Consolidated Report 2022

Annex to the notes on consolidated financial statements as of June 30, 2022

Investments owned by Eni SpA as of June 30, 2022

In accordance with the provisions of articles 38 and 39 of the Legislative Decree No. 127/1991 and Consob communication No. DEM/6064293 of July 28, 2006, the list of subsidiaries, joint arrangements and associates and significant investments owned by Eni SpA as of June 30, 2022, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2022, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments (a)

	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully consolidated subsidiaries	70	231	301
Consolidated joint operations				3	7	10

Investments owned by consolidated companies (b)
Equity-accounted investments	4	35	39	26	56	82
Investments at cost net of impairment losses	5	5	10	4	28	32
Investments at fair value							3	23	26
	9	40	49	30	84	114	3	23	26
Investments owned by unconsolidated companies
Owned by controlled companies		1	1		4	4
Owned by joint arrangements					4	4
		1	1		8	8
Total	79	272	351	33	99	132	3	23	26

(a) Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.

(b) Investments in subsidiaries accounted for using the equity method and at cost net of impairment losses relate to non-significant companies.

Subsidiaries and joint arrangements resident in states or territory with a privileged tax regime

The Legislative Decree of 29 November 2018, No. 241, enforcing the EU Directive rules in the matter of tax avoidance practices, modified the definition of a State or territory with a privileged tax regime pursuant to art. 47-bis of the D.P.R. December 22, 1986, No. 917. Following the aforementioned amendments and the amendments to art. 167 of the D.P.R. December 22, 1986, No. 917, the provisions regarding foreign subsidiaries, CFC, are applied if the non-resident controlled entities jointly present the following conditions: a) they are subject to an effective taxation of less than half to which they would have been subject if they were resident in Italy; b) more than one third of the proceeds fall into one or more of the following categories: interests, royalties, dividends, financial leasing income, income from insurance and banking activities, income and sale from intra-group services with low or zero added economic value.

As of June 30, 2022, Eni controls 6 companies that benefit from a privileged tax regime.

These 6 companies are subject to taxation in Italy because they are included in Eni’s tax return.

No subsidiary that benefits from a privileged tax regime has issued financial instruments. All the financial statements for 2022 are subject to external audit.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	103

PARENT COMPANY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	26.21
					Ministero dell’Economia e delle Finanze	4.41
					Eni SpA	1.35
					Other shareholders	68.03

SUBSIDIARIES

EXPLORATION & PRODUCTION

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.

Eni Mozambico SpA	San Donato	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Natural Energies SpA	San Donato	Italy	EUR	100,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Timor Leste SpA	San Donato	East Timor	EUR	4,386,849	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni West Africa SpA	San Donato	Angola	EUR	1,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Floaters SpA	San Donato	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Ieoc SpA	San Donato	Egypt	EUR	7,518,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Società Petrolifera Italiana SpA	San Donato	Italy	EUR	8,034,400	Eni SpA	99.96	99.96	F.C.
	Milanese (MI)				Third parties	0.04

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

104	Eni Interim Consolidated Report 2022

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
Resources (Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Angola JV Ltd	London	United Kingdom	USD	200,000	Eni International BV	100.00		Eq.
	(United Kingdom)
Burren Energy (Bermuda) Ltd (1)	Hamilton	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
	(Bermuda)
Burren Energy (Egypt) Ltd	London	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Burren Energy Congo Ltd (2)	Tortola	Republic	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
	(British Virgin	of the Congo
	Islands)
Burren Energy India Ltd	London	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
	(United Kingdom)
Burren Energy Plc	London	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Burren Shakti Ltd (1)	Hamilton	United Kingdom	USD	213,138	Burren En. India Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni Abu Dhabi BV (3)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni AEP Ltd	London	Pakistan	GBP	471,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Albania BV	Amsterdam	Albania	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Exploration BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Ltd Sàrl	Luxembourg	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Algeria Production BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ambalat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni America Ltd	Dover	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
	(USA)
Eni Angola Exploration BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Angola Production BV	Amsterdam	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	24,136,336	Eni International BV	95.00	100.00	F.C.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(1) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

(2) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Congo and the tax rate is not lower than 50% of that current in Italy.

(3) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in the United Arab Emirates and the nominal tax rate is not lower than 50% of that current in Italy.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	105

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Australia BV	Amsterdam	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Australia Ltd	London	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Bahrain BV	Amsterdam	Bahrain	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni BB Petroleum Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni BTC Ltd	London	United Kingdom	GBP	1	Eni International BV	100.00		Eq.
	(United Kingdom)
Eni Bukat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Canada Holding Ltd	Calgary	Canada	USD	3,938,200,001	Eni International BV	100.00	100.00	F.C.
	(Canada)
Eni CBM Ltd	London	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni China BV	Amsterdam	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Congo SA	Pointe-Noire	Republic	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
	(Republic	of the Congo			Eni Int. NA NV Sàrl	(..)
	of the Congo)				Eni International BV	(..)
Eni Côte d’Ivoire Ltd	London	Ivory Coast	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Cyprus Ltd	Nicosia	Cyprus	EUR	2,008	Eni International BV	100.00	100.00	F.C.
	(Cyprus)
Eni Denmark BV	Amsterdam	Greenland	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni do Brasil Investimentos em	Rio de Janeiro	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo Ltda	(Brazil)				Eni Oil Holdings BV	(..)
Eni East Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni East Sepinggan Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Elgin/Franklin Ltd	London	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Energy Russia BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Exploration & Production	Amsterdam	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Holding BV	(Netherlands)
Eni Gabon SA	Libreville	Gabon	XAF	4,000,000,000	Eni International BV	100.00	100.00	F.C.
	(Gabon)
Eni Ganal Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Gas & Power LNG Australia BV	Amsterdam	Australia	EUR	1,013,439	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ghana Exploration and	Accra	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Production Ltd	(Ghana)
Eni Hewett Ltd	Aberdeen	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Hydrocarbons Venezuela Ltd	London	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

106	Eni Interim Consolidated Report 2022

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni India Ltd	London	India	GBP	44,000,000	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni Indonesia Ltd	London	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Indonesia Ots 1 Ltd (4)	Grand Cayman	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
	(Cayman Islands)
Eni International NA NV Sàrl	Luxembourg	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Investments Plc	London	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Iran BV	Amsterdam	Iran	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Iraq BV	Amsterdam	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ireland BV	Amsterdam	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Isatay BV	Amsterdam	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni JPDA 03-13 Ltd	London	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni JPDA 06-105 Pty Ltd	Perth	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
	(Australia)
Eni JPDA 11-106 BV	Amsterdam	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Kenya BV	Amsterdam	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Krueng Mane Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Lasmo Plc	London	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Liverpool Bay Operating Co Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
	(United Kingdom)
Eni LNS Ltd	London	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Marketing Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Maroc BV	Amsterdam	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni México S. de RL de CV	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
	(Mexico)				Eni Oil Holdings BV	0.10
Eni Middle East Ltd	London	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni MOG Ltd	London	United Kingdom	GBP	0(a)	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)				Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Montenegro
Eni Mozambique Engineering Ltd	London	United Kingdom	GBP	1	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

(4) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is fiscally resident in the United Kingdom and operates with a permanent establishment in Indonesia with a tax rate not lower than 50% of that current in Italy.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	107

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Mozambique LNG Holding BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Muara Bakau BV	Amsterdam	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Myanmar BV	Amsterdam	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni New Energy Egypt SAE	Cairo	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
	(Egypt)				Ieoc Exploration BV	0.01
					Ieoc Production BV	0.01
Eni New Energy Pakistan (Private) Ltd	Saddar Town-Karachi (Pakistan)	Pakistan	PKR	1,252,000,000	Eni International BV Eni Oil Holdings BV Eni Pakistan Ltd (M)	99.98 0.01 0.01	100.00	F.C.
Eni North Africa BV	Amsterdam	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil & Gas Inc	Dover	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
	(USA)
Eni Oil Algeria Ltd	London	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil Holdings BV	Amsterdam	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
	(Netherlands)
Eni Oman BV	Amsterdam	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Pakistan Ltd	London	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Pakistan (M) Ltd Sàrl	Luxembourg	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Petroleum Co Inc	Dover	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
	(USA)				Eni International BV	36.14
Eni Petroleum US Llc	Dover	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
	(USA)
Eni Qatar BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni RAK BV (5)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni Rapak Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000	Eni International BV	99.99		Eq.
	(Democratic	Republic			Eni Oil Holdings BV	(..)
	Republic	of the Congo
	of the Congo)
Eni Rovuma Basin BV	Amsterdam	Mozambique	EUR	20,000	Eni Mozamb. LNG H. BV	100.00	100.00	F.C.
	(Netherlands)
Eni Sharjah BV (5)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni South Africa BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)	South Africa
Eni South China Sea Ltd Sàrl	Luxembourg	China	USD	20,000	Eni International BV	100.00		Eq.
	(Luxembourg)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(5) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R.of December 22, 1986, n.917: the company operates with a permanent establishment in the United Arab Emirates and carries out an effective economic activity.

108	Eni Interim Consolidated Report 2022

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni TNS Ltd	Aberdeen	United Kingdom	GBP	1,000		Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Tunisia BV	Amsterdam	Tunisia	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Turkmenistan Ltd (6)	Hamilton	Turkmenistan	USD	20,000		Burren En. (Berm) Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni UHL Ltd	London	United Kingdom	GBP	1		Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni UK Holding Plc	London	United Kingdom	GBP	424,050,000		Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)					Eni UK Ltd	(..)
Eni UK Ltd	London	United Kingdom	GBP	50,000,000		Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni UKCS Ltd	London	United Kingdom	GBP	100		Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Ukraine Holdings BV	Amsterdam	Netherlands	EUR	20,000		Eni International BV	100.00		Eq.
	(Netherlands)
Eni Ukraine Llc	Kiev	Ukraine	UAH	98,419,627.51		Eni Ukraine Hold. BV	99.99
(in liquidation)	(Ukraine)					Eni International BV	0.01
Eni ULT Ltd	London	United Kingdom	GBP	93,215,492.25		Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni ULX Ltd	London	United Kingdom	GBP	200,010,000		Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni US Operating Co Inc	Dover	USA	USD	1,000		Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni USA Gas Marketing Llc	Dover	USA	USD	10,000		Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni USA Inc	Dover	USA	USD	1,000		Eni Oil & Gas Inc	100.00	100.00	F.C.
	(USA)
Eni Venezuela BV	Amsterdam	Venezuela	EUR	20,000		Eni Venezuela E&P H.	100.00	100.00	F.C.
	(Netherlands)
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,443,200		Eni International BV	99.99	100.00	F.C.
	(Belgium)					Eni Oil Holdings BV	(..)
Eni Ventures Plc	London	United Kingdom	GBP	0	(a)	Eni International BV	99.99		Co.
(in liquidation)	(United Kingdom)					Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam	Vietnam	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni West Ganal Ltd	London	Indonesia	GBP	1		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni West Timor Ltd	London	Indonesia	GBP	1		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Yemen Ltd	London	United Kingdom	GBP	1,000		Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Eurl Eni Algérie	Algeri	Algeria	DZD	1,000,000		Eni Algeria Ltd Sàrl	100.00		Eq.
	(Algeria)
First Calgary Petroleums LP	Wilmington	Algeria	USD	1		Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)					FCP Partner Co ULC	0.01
First Calgary Petroleums	Calgary	Canada	CAD	10		Eni Canada Hold. Ltd	100.00	100.00	F.C.
Partner Co ULC	(Canada)
Ieoc Exploration BV	Amsterdam	Egypt	EUR	20,000		Eni International BV	100.00		Eq.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

(6) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Turkmenistan and the nominal tax rate is not lower than 50% of that current in Italy.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	109

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ieoc Production BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Lasmo Sanga Sanga Ltd (7)	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Liverpool Bay CCS Ltd	London	United Kingdom	GBP	10,000	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Liverpool Bay Ltd	London	United Kingdom	USD	1	Eni ULX Ltd	100.00		Eq.
	(United Kingdom)
LLC “Eni Energhia”	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90		Eq.
	(Russia)				Eni Oil Holdings BV	0.10
Mizamtec Operating	Mexico City	Mexico	MXN	3,000	Eni US Op. Co Inc	99.90		Eq.
Company S. de RL de CV	(Mexico)				Eni Petroleum Co Inc	0.10
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Agip En Nat Res. Ltd	0.99
					Nigerian Agip E. Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
Zetah Congo Ltd (8)	Nassau	Republic	USD	300	Eni Congo SA	66.67		Co.
	(Bahamas)	of the Congo			Burren En. Congo Ltd	33.33
Zetah Kouilou Ltd (8)	Nassau	Republic	USD	2,000	Eni Congo SA	54.50		Co.
	(Bahamas)	of the Congo			Burren En. Congo Ltd	37.00
					Third parties	8.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(7) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is fiscally resident in the United Kingdom and operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

(8) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

110	Eni Interim Consolidated Report 2022

GLOBAL GAS & LNG PORTFOLIO

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Corridor Srl	San Donato	Italy	EUR	50,000	Eni SpA	100.00		Eq.
	Milanese (MI)
Eni Gas Transport Services Srl	San Donato	Italy	EUR	120,000	Eni SpA	100.00		Co.
	Milanese (MI)
Eni Global Energy Markets SpA	Rome	Italy	EUR	41,233,720	Eni SpA	100.00	100.00	F.C.

LNG Shipping SpA	San Donato	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Trans Tunisian Pipeline Co SpA	San Donato	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni España Comercializadora	Madrid	Spain	EUR	2,340,240	Eni SpA	100.00	100.00	F.C.
de Gas SAU	(Spain)
Eni G&P Trading BV	Amsterdam	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gas Liquefaction BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Société de Service du Gazoduc	Tunis	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
Transtunisien SA - Sergaz SA	(Tunisia)				Third parties	33.33
Société pour la Construction du	Tunis	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
Gazoduc Transtunisien SA - Scogat SA	(Tunisia)				Eni SpA LNG Shipping SpA	0.05 0.05
					Trans Tunis. P. Co SpA	0.05

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	111

REFINING & MARKETING AND CHEMICAL

Refining & Marketing

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Fuel SpA	Rome	Italy	EUR	59,944,310	Eni SpA	100.00	100.00	F.C.

Eni Trade & Biofuels SpA	Rome	Italy	EUR	22,568,759	Eni SpA	100.00	100.00	F.C.

Eni4Cities SpA	San Donato	Italy	EUR	50,000	Eni SpA	100.00		Eq.
	Milanese (MI)
EniBioCh4in Alexandria Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	70.00	70.00	F.C.
Società Agricola	Milanese (MI)				Third parties	30.00
EniBioCh4in Annia Srl Società Agricola	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Appia Srl Società Agricola	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Aprilia Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Briona Srl Società Agricola	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Calandre Energia Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Gardilliana	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola Srl	Milanese (MI)
EniBioCh4in Grupellum Società	San Donato	Italy	EUR	100,000	EniBioCh4in SpA	98.00	98.00	F.C.
Agricola Srl	Milanese (MI)				Third parties	2.00
EniBioCh4in Jonica Srl	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Maddalena	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola Srl	Milanese (MI)
EniBioCh4in Medea Srl Società Agricola	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Momo Società Agricola Srl	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	95.00	95.00	F.C.
	Milanese (MI)				Third parties	5.00
EniBioCh4in Mortara Società	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	95.00	95.00	F.C.
Agricola Srl	Milanese (MI)				Third parties	5.00
EniBioCh4in Pannellia	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
BioGas Srl Società Agricola	Milanese (MI)
EniBioCh4in Plovera Società	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	98.00	98.00	F.C.
Agricola Srl	Milanese (MI)				Third parties	2.00
EniBioCh4in Quadruvium Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Rhodigium	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola Srl	Milanese (MI)
EniBioCh4in San Benedetto	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Po Srl Società Agricola	Milanese (MI)
EniBioCh4in Service BioGas Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

112	Eni Interim Consolidated Report 2022

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
EniBioCh4in Società Agricola Il Bue Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in SpA	San Donato	Italy	EUR	2,500,000	Ecofuel SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Vigevano Srl	San Donato	Italy	EUR	100,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Villacidro Agricole Società	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Agricola a responsabilità limitata	Milanese (MI)
Petroven Srl	Genova	Italy	EUR	918,520	Ecofuel SpA	100.00	100.00	F.C.

Po’ Energia Srl Società Agricola	Bolzano	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.

Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.

SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Abu Dhabi Refining & Trading BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Abu Dhabi Refining & Trading	Amsterdam	United Arab	EUR	20,000	Eni Abu Dhabi R&T BV	100.00		Eq.
Services BV	(Netherlands)	Emirates
Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni Energy (Shanghai) Co Ltd	Shanghai	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
	(China)
Eni France Sàrl	Lyon	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
	(France)
Eni Iberia SLU	Alcobendas	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
	(Spain)
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh. GmbH	99.99	100.00	F.C.
	(Austria)				Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
	(Austria)
Eni Schmiertechnik GmbH	Wurzburg	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
	(Germany)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	113

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Suisse SA	Lausanne	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
	(Switzerland)
Eni Trading & Shipping Inc	Dover	USA	USD	1,000,000	ET&B SpA	100.00	100.00	F.C.
	(USA)
Eni Transporte y Suministro	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
México S. de RL de CV	(Mexico)				Eni Oil Holdings BV	0.10
Eni USA R&M Co Inc	Wilmington	USA	USD	11,000,000	Eni International BV	100.00		Eq.
	(USA)
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
LLC “Eni-Nefto”	Moscow	Russia	RUB	1,010,000	Eni International BV	99.01		Eq.
	(Russia)				Eni Oil Holdings BV	0.99
Oléoduc du Rhône SA	Bovernier	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
	(Switzerland)
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
	(Ecuador)				Esain SA	(..)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

114	Eni Interim Consolidated Report 2022

Chemical

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato	Italy	EUR	446,050,728.65	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Finproject SpA	Morrovalle	Italy	EUR	18,500,000	Versalis SpA	100.00	100.00	F.C.
	(MC)
Padanaplast Srl	Roccabianca	Italy	EUR	18,000,000	Finproject SpA	100.00	100.00	F.C.
	(PR)

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Asian Compounds Ltd	Hong Kong	Hong Kong	HKD	1,000	Finproject Asia Ltd	100.00	100.00	F.C.
	(Hong Kong)
Dunastyr Polisztirolgyártó Zártkörûen	Budapest	Hungary	HUF	1,577,971,200	Versalis SpA	96.34	100.00	F.C.
Mûködõ Részvénytársaság	(Hungary)				Versalis Deutsch. GmbH	1.83
					Versalis International SA	1.83
Finproject Asia Ltd (9)	Hong Kong	Hong Kong	USD	1,000	Finproject SpA	100.00	100.00	F.C.
	(Hong Kong)
Finproject Brasil Industria	Franca	Brazil	BRL	1,000,000	Finproject SpA	100.00	100.00	F.C.
De Solados Eireli	(Brazil)
Finproject Guangzhou Trading Co Ltd	Guangzhou	China	USD	180,000	Finproject SpA	100.00	100.00	F.C.
	(China)
Finproject India Pvt Ltd	Jaipur	India	INR	100,000,000	Asian Compounds Ltd	99.00	100.00	F.C.
	(India)				Finproject Asia Ltd	1.00
Finproject Romania Srl	Valea Lui Mihai	Romania	RON	67,730	Finproject SpA	100.00	100.00	F.C.
	(Romania)
Finproject Singapore Pte Ltd	Singapore	Singapore	SGD	100	Finproject Asia Ltd	100.00	100.00	F.C.
	(Singapore)
Finproject Viet Nam Company Limited	Hai Phong	Vietnam	VND	19,623,250,000	Finproject Asia Ltd	100.00	100.00	F.C.
	(Vietnam)
Foam Creations (2008) Inc	Quebec City	Canada	CAD	1,215,000	Finproject SpA	100.00	100.00	F.C.
	(Canada)
Foam Creations México SA de CV	León	Mexico	MXN	19,138,165	Foam Creations (2008)	99.99	100.00	F.C.
	(Mexico)				Finproject SpA	(..)
Padanaplast America Llc	Wilmington	USA	USD	70,000	Finproject SpA	100.00	100.00	F.C.
	(USA)
Padanaplast Deutschland GmbH	Hannover	Germany	EUR	25,000	Padanaplast Srl	100.00	100.00	F.C.
	(Germany)
Versalis Americas Inc	Dover	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
	(USA)
Versalis Congo Sarlu	Pointe-Noire	Republic	XAF	1,000,000	Versalis International SA	100.00	100.00	F.C.
	(Republic	of the Congo
	of the Congo)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(9) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	115

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis Deutschland GmbH	Eschborn	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
	(Germany)
Versalis France SAS	Mardyck	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
	(France)
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutsch. GmbH	23.71
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00	100.00	F.C.
Versalis México S. de RL de CV	Mexico City	Mexico	MXN	1,000	Versalis International SA	99.00	100.00	F.C.
	(Mexico)				Versalis SpA	1.00
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99		Eq.
	(India)				Third parties	(..)
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Versalis Singapore Pte Ltd	Singapore	Singapore	SGD	80,000	Versalis SpA	100.00	100.00	F.C.
	(Singapore)
Versalis UK Ltd	London	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.
	(United Kingdom)
Versalis Zeal Ltd	Tokoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00	80.00	F.C.
	(Ghana)				Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

116	Eni Interim Consolidated Report 2022

PLENITUDE & POWER

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
4Energia Srl	Milan	Italy	EUR	400,000	Be Power SpA	100.00		100.00	F.C.

Be Charge Srl	Milan	Italy	EUR	500,000	Be Power SpA	100.00		100.00	F.C.

Be Charge Valle d’Aosta Srl	Milan	Italy	EUR	10,000	Be Charge Srl	100.00		100.00	F.C.

Be Power SpA	Milan	Italy	EUR	698,251	Eni Plenitude SpA SB	99.19	(a)	100.00	F.C.
					Third parties	0.81
CEF 3 Wind Energy SpA	Milan	Italy	EUR	101,000	Eni New Energy SpA	100.00		100.00	F.C.

CGDB Enrico Srl	San Donato	Italy	EUR	10,000	Eni New Energy SpA	100.00		100.00	F.C.
	Milanese (MI)
CGDB Laerte Srl	San Donato	Italy	EUR	10,000	Eni New Energy SpA	100.00		100.00	F.C.
	Milanese (MI)
Eni New Energy SpA	San Donato	Italy	EUR	9,296,000	Eni Plenitude SpA SB	100.00		100.00	F.C.
	Milanese (MI)
Eni Plenitude SpA Società Benefit	San Donato	Italy	EUR	770,000,000	Eni SpA	100.00		100.00	F.C.
(former Eni gas e luce SpA Società Benefit)	Milanese (MI)
Evolvere SpA Società Benefit	Milan	Italy	EUR	1,130,000	Eni Plenitude SpA SB	70.52		70.52	F.C.
					Third parties	29.48
Evolvere Venture SpA	Milan	Italy	EUR	50,000	Evolvere SpA Soc. Ben.	100.00		70.52	F.C.

Finpower Wind Srl	Milan	Italy	EUR	10,000	Eni New Energy SpA	100.00		100.00	F.C.

SEA SpA	L’Aquila	Italy	EUR	100,000	Eni Plenitude SpA SB	60.00		60.00	F.C.
					Third parties	40.00
Società Energie Rinnovabili 1 SpA	Rome	Italy	EUR	120,000	SER SpA	96.00		100.00	F.C.
					CEF 3 Wind Energy	4.00
Società Energie Rinnovabili SpA	Palermo	Italy	EUR	121,636	CEF 3 Wind Energy	100.00		100.00	F.C.

Wind Park Laterza Srl	San Donato	Italy	EUR	10,000	Eni New Energy SpA	100.00		100.00	F.C.
	Milanese (MI)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Controlling interest:	Eni Plenitude SpA SB	100.00

Interim consolidated report | Condensed consolidated interim financial statements | Annex	117

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Adriaplin Podjetje za distribucijo	Ljubljana	Slovenia	EUR	12,956,935	Eni Plenitude SpA SB	51.00	51.00	F.C.
zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Aleria Solar SAS	Bastia	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Alpinia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Argon SAS	Argenteuil	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Arm Wind Llp	Nur-Sultan	Kazakhstan	KZT	19,069,100,000	Eni Energy Solutions BV	100.00	100.00	F.C.
	(Kazakhstan)
Athies-Samoussy Solar PV1 SAS	Argenteuil	France	EUR	68,000	Krypton SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV2 SAS	Argenteuil	France	EUR	40,000	Krypton SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV3 SAS	Argenteuil	France	EUR	36,000	Krypton SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV4 SAS	Argenteuil	France	EUR	14,000	Xenon SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV5 SAS	Argenteuil	France	EUR	14,000	Xenon SAS	100.00	100.00	F.C.
	(France)
Belle Magiocche Solaire SAS	Bastia	France	EUR	10,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Bonete Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Brazoria Class B Member Llc	Dover	USA	USD	1,000	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)
Brazoria County Solar Project Llc	Dover	USA	USD	1,000	Brazoria HoldCo Llc	100.00	55.85	F.C.
	(USA)
Brazoria HoldCo Llc	Dover	USA	USD	49,664,374	Brazoria Class B	55.85	55.85	F.C.
	(USA)				Third parties	44.15
Camelia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Celtis Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Corazon Energy Class B Llc	Dover	USA	USD	100	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)
Corazon Energy Llc	Dover	USA	USD	100	Corazon Tax Eq. Part. Llc	100.00	92.09	F.C.
	(USA)
Corazon Energy Services Llc	Dover	USA	USD	100	Eni New Energy US Inc	100.00		Eq.
	(USA)
Corazon Tax Equity Partnership Llc	Dover	USA	USD	199,280,023.71	Corazon En. Class B Llc	92.09	92.09	F.C.
	(USA)				Third parties	7.91
Desarrollos Empresariales Illas SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Desarrollos Energéticos Riojanos SL	Villarcayo de Merindad	Spain	EUR	876,042	Eni Plenitude SpA SB	60.00	100.00	F.C.
	de Castilla				Energías Amb. Outes	40.00
	la Vieja
	(Spain)
Ecovent Parc Eolic SAU	Madrid	Spain	EUR	1,037,350	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

118	Eni Interim Consolidated Report 2022

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Energías Ambientales de Outes SLU	Madrid	Spain	EUR	643,451.49	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Energías Alternativas Eolicas Riojanas SL	Logroño (Spain)	Spain	EUR	2,008,901.71	Eni Plenitude SpA SB Desarrollos Energéticos	57.50 42.50	100.00	F.C.
Eni Energy Solutions BV	Amsterdam	Netherlands	EUR	20,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Netherlands)
Eni Gas & Power France SA	Levallois Perret	France	EUR	29,937,600	Eni Plenitude SpA SB	99.87	99.87	F.C.
	(France)				Third parties	0.13
Eni New Energy Australia Pty Ltd	Perth	Australia	AUD	4	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Australia)
Eni New Energy Batchelor Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni New Energy Katherine Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni New Energy Manton Dam Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni New Energy US Holding Llc	Dover	USA	USD	100	Eni New Energy US Inc	99.00	100.00	F.C.
	(USA)				Eni New En. US Inv. Inc	1.00
Eni New Energy US Inc	Dover	USA	USD	100	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(USA)
Eni New Energy US Investing Inc	Dover	USA	USD	1,000	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)
Eni North Sea Wind Ltd	London	United Kingdom	GBP	10,000	Eni Energy Solutions BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Plenitude Iberia SLU	Santander	Spain	EUR	3,192,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
(former Aldro Energía y Soluciones SLU)	(Spain)
Eni Plenitude Operations France SAS (former Dhamma Energy SAS)	Argenteuil (France)	France	EUR	1,116,489.72	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Renewables France SAS (former Dhamma Energy Development SAS)	Argenteuil (France)	France	EUR	51,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Renewables Hellas	Athens	Greece	EUR	627,464	Eni Plenitude SpA SB	100.00	100.00	F.C.
Single Member SA	(Greece)
Eni Plenitude Renewables Luxembourg Sàrl (former Dhamma Energy Group Sàrl)	Dudelange (Luxembourg)	Luxembourg	EUR	10,253,560	Eni Plenitude SpA SB	100.00	100.00	F.C.
Eni Plenitude Renewables Spain SLU (former Dhamma Energy Management SLU)	Madrid (Spain)	Spain	EUR	6,680	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
Eni Plenitude Rooftop France SAS	Argenteuil	France	EUR	40,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
(former Dhamma Energy Rooftop SAS)	(France)
Estanque Redondo Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Gas Supply Company	Thessaloniki	Greece	EUR	13,761,788	Eni Plenitude SpA SB	100.00	100.00	F.C.
Thessaloniki - Thessalia SA	(Greece)
Guajillo Energy Storage Llc	Dover	USA	USD	100	Eni New Energy US H. Llc	100.00	100.00	F.C.
	(USA)
Holding Lanas Solar Sàrl	Argenteuil	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Instalaciones Martínez Díez SLU	Torrelavega	Spain	EUR	18,030	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Ixia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Krypton SAS	Argenteuil	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	119

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Lanas Solar SAS	Argenteuil	France	EUR	100	Holding Lanas Solar Sàrl	100.00	100.00	F.C.
	(France)
Membrio Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Olea Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Opalo Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Pistacia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
POP Solar SAS	Argenteuil	France	EUR	1,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(France)
SKGRPV1 Single Member Private Company	Athens (Greece)	Greece	EUR	14,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV2 Single Member Private Company	Athens (Greece)	Greece	EUR	14,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV3 Single Member Private Company	Athens (Greece)	Greece	EUR	14,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV4 Single Member Private Company	Athens (Greece)	Greece	EUR	13,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV5 Single Member Private Company	Athens (Greece)	Greece	EUR	13,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV6 Single Member Private Company	Athens (Greece)	Greece	EUR	19,300	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV7 Single Member Private Company	Athens (Greece)	Greece	EUR	31,000	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV8 Single Member Private Company	Athens (Greece)	Greece	EUR	19,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV9 Single Member Private Company	Athens (Greece)	Greece	EUR	19,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV10 Single Member Private Company	Athens (Greece)	Greece	EUR	18,800	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV11 Single Member Private Company	Athens (Greece)	Greece	EUR	25,300	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV12 Single Member Private Company	Athens (Greece)	Greece	EUR	19,000	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV13 Single Member Private Company	Athens (Greece)	Greece	EUR	30,900	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV14 Single Member Private Company	Athens (Greece)	Greece	EUR	39,900	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV15 Single Member Private Company	Athens (Greece)	Greece	EUR	19,000	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV16 Single Member Private Company	Athens (Greece)	Greece	EUR	19,000	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV17 Single Member Private Company	Athens (Greece)	Greece	EUR	10,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV18 Single Member Private Company	Athens (Greece)	Greece	EUR	5,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV19 Single Member Private Company	Athens (Greece)	Greece	EUR	12,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
SKGRPV20 Single Member Private Company	Athens (Greece)	Greece	EUR	12,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

120	Eni Interim Consolidated Report 2022

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Tebar Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		100.00	F.C.
	(Spain)
Xenon SAS	Argenteuil	France	EUR	1,500,100	Eni Plen. Op. Fr. SAS	0.01	(a)	100.00	F.C.
	(France)				Third parties	99.99
Zinnia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		100.00	F.C.
	(Spain)

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
EniPower Mantova SpA	San Donato	Italy	EUR	144,000,000	EniPower SpA	86.50	86.50	F.C.
	Milanese (MI)				Third parties	13.50
EniPower SpA	San Donato	Italy	EUR	700,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Controlling interest:	Eni Plenitude Operations France SAS	100.00

Interim consolidated report | Condensed consolidated interim financial statements | Annex	121

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.

D-Share SpA	Milan	Italy	EUR	121,719.25	AGI SpA	100.00	100.00	F.C.

Eni Corporate University SpA	San Donato	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Energia Italia Srl	San Donato	Italy	EUR	50,000	Eni SpA	100.00		Co.
	Milanese (MI)
Eni Trading & Shipping SpA	Rome	Italy	EUR	334,171	Eni SpA	100.00		Co.
(in liquidation)
EniProgetti SpA	Venezia	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
	Marghera (VE)
EniServizi SpA	San Donato	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eniverse Ventures Srl	San Donato	Italy	EUR	50,000	Eni SpA	100.00		Co.
(former Eni Nuova Energia Srl)	Milanese (MI)
Serfactoring SpA	San Donato	Italy	EUR	5,160,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Servizi Aerei SpA	San Donato	Italy	EUR	48,205,536	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
D-Share USA Corp.	Carson City	USA	USD	15,000	D-Share SpA	100.00		Co.
(in liquidation)	(USA)
Eni Finance International SA	Bruxelles	Belgium	USD	1,480,365,336	Eni International BV	66.39	100.00	F.C.
	(Belgium)				Eni SpA	33.61
Eni Finance USA Inc	Dover	USA	USD	2,500,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
(in liquidation)	(USA)
Eni Insurance DAC	Dublin	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United Kingdom	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Next Llc	Dover	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
	(Egypt)				Eni SpA	1.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

122	Eni Interim Consolidated Report 2022

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind SpA	San Donato	Italy	EUR	321,862,263.98	Eni SpA	99.99	100.00	F.C.
	Milanese (MI)				Third parties	(..)
Industria Siciliana Acido	Gela (CL)	Italy	EUR	1,300,000	Eni Rewind SpA	52.00		Eq.
Fosforico - ISAF - SpA					Third parties	48.00
(in liquidation)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind International BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Oleodotto del Reno SA	Coira	Switzerland	CHF	1,550,000	Eni Rewind SpA	100.00		Eq.
	(Switzerland)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	123

JOINT ARRANGEMENTS AND ASSOCIATES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agri-Energy Srl (†)	Jolanda di Savoia	Italy	EUR	50,000	Eni Natural Energies SpA	50.00		Eq.
	(FE)				Third parties	50.00
Mozambique Rovuma Venture SpA (†)	San Donato	Mozambique	EUR	20,000,000	Eni SpA	35.71		Eq.
	Milanese (MI)				Third parties	64.29

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Angola LNG Ltd	Hamilton	Angola	USD	5,917,000,000	Eni Angola Prod. BV	13.60		Eq.
	(Bermuda)				Third parties	86.40
Angola LNG Supply Services Llc	Wilmington	USA	USD	19,278,782	Eni USA Gas M. Llc	13.60		Co.
	(USA)				Third parties	86.40
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
(in liquidation)	(Egypt)				Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Cabo Delgado Gas Development	Maputo	Mozambique	MZN	2,500,000	Eni Mozamb. LNG H. BV	50.00		Co.
Limitada (†)	(Mozambique)				Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VED	0	Eni Venezuela BV	50.00		Eq.
	(Venezuela)				Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VED	0	Eni Venezuela BV	26.00		Co.
	(Venezuela)				Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(Mozambique)				Third parties	75.00
Coral South FLNG DMCC	Dubai	United Arab	AED	500,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(United Arab	Emirates			Third parties	75.00
	Emirates)
East Delta Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)				Third parties	62.50
East Kanayis Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
East Obaiyed Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)				Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

124	Eni Interim Consolidated Report 2022

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Isatay Operating Company Llp (†)	Nur-Sultan	Kazakhstan	KZT	400,000		Eni Isatay	50.00		Co.
	(Kazakhstan)					Third parties	50.00
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000		Agip Karachaganak BV Third parties	29.25 70.75		Co.
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development Co Llc	Wilmington (USA)	USA	USD	0	(a)	Eni Oil & Gas Inc Third parties	32.50 67.50		Eq.
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Meleiha Petroleum Company (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Norpipe Terminal Holdco Ltd	London	Norway	GBP	55.69		Eni SpA	14.20		Eq.
	(United Kingdom)					Third parties	85.80
North Bardawil Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	30.00
	(Egypt)					Third parties	70.00
North El Burg Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Petrobel Belayim Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VED	0		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VED	0.02		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VED	0		Eni Venezuela BV	26.00		Eq.
	(Venezuela)					Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Point Resources FPSO AS	Sandnes	Norway	NOK	150,100,000		PR FPSO Holding AS	100.00
	(Norway)
Point Resources FPSO Holding AS	Sandnes	Norway	NOK	60,000		Vår Energi ASA	100.00
	(Norway)
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PR Jotun DA	Sandnes	Norway	NOK	0	(a)	PR FPSO AS	95.00
	(Norway)					PR FPSO Holding AS	5.00
Raml Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	22.50		Co.
	(Egypt)					Third parties	77.50
Ras Qattara Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Rovuma LNG Investments (DIFC) Ltd	Dubai (United Arab Emirates)	Mozambique	USD	50,000		Eni Mozamb. LNG H. BV Third parties	25.00 75.00		Eq.

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Shares without nominal value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	125

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Rovuma LNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(Mozambique)				Third parties	75.00
Shorouk Petroleum Company	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Société Centrale Electrique	Pointe-Noire	Republic	XAF	44,732,000,000	Eni Congo SA	20.00		Eq.
du Congo SA	(Republic	of the Congo			Third parties	80.00
	of the Congo)
Société Italo Tunisienne	Tunis	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d’Exploitation Pétrolière SA (†)	(Tunisia)				Third parties	50.00
Sodeps - Société de Developpement	Tunis	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
et d’Exploitation du Permis du Sud SA (†)	(Tunisia)				Third parties	50.00
Solenova Ltd (†)	London	Angola	USD	1,580,000	Eni E&P Holding BV	50.00		Co.
	(United Kingdom)				Third parties	50.00
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	New Cairo	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
Vår Energi ASA (#) (†)	Sandnes	Norway	NOK	399,425,000	Eni International BV	63.08		Eq.
	(Norway)				Third parties	36.92
Vår Energi Marine AS	Sandnes	Norway	NOK	61,000,000	Vår Energi ASA	100.00
	(Norway)
VIC CBM Ltd (†)	London	Indonesia	USD	52,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London	Indonesia	USD	25,631,640	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
West Ashrafi Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)				Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#) Company with shares quoted on regulated market of extra-EU countries.

(†) Jointly controlled entity.

126	Eni Interim Consolidated Report 2022

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA	50.00		Eq.
					Third parties	50.00
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA	50.00		Eq.
					Third parties	50.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio		Consolidation or valutation method (*)
Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	74.62	(a)	J.O.
	(Netherlands)				Third parties	50.00
Damietta LNG (DLNG) SAE (†)	Damietta	Egypt	USD	375,000,000	Eni Gas Liquef. BV	50.00	50.00		J.O.
	(Egypt)				Third parties	50.00
DLNG Services SAE (†)	Damietta	Egypt	USD	1,000,000	Damietta LNG	98.00	50.00		J.O.
(former SEGAS Services SAE)	(Egypt)				Eni Gas Liquef. BV	1.00
					Third parties	1.00
GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00		J.O.
	(Netherlands)				Third parties	50.00
Premium Multiservices SA	Tunis	Tunisia	TND	200,000	Sergaz SA	49.99			Eq.
	(Tunisia)				Third parties	50.01
SAMCO Sagl	Lugano	Switzerland	CHF	20,000	Transmed. Pip. Co Ltd	90.00			Eq.
	(Switzerland)				Eni International BV	5.00
					Third parties	5.00
Société Energies Renouvelables	Tunis	Tunisia	TND	1,000,000	Eni International BV	50.00			Eq.
Eni-ETAP SA (†)	(Tunisia)				Third parties	50.00
Transmediterranean	St. Helier	Jersey	USD	10,310,000	Eni SpA	50.00	50.00		J.O.
Pipeline Co Ltd (†) (10)	(Jersey)				Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Equity ratio equal to the Eni’s working interest.

(10) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is subjected to taxation in Italy because it is included in Eni’s tax return. The company is considered as a controlled entity pursuant to art. 167, paragraph 2 of the TUIR.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	127

REFINING & MARKETING AND CHEMICAL

Refining & Marketing

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	44.78		Eq.
Merci SpA					Third parties	55.22
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA	25.00		Eq.
					Third parties	75.00
Livorno LNG Terminal SpA	Livorno	Italy	EUR	200,000	Costiero Gas L. SpA	50.00		Co.
(in liquidation)					Third parties	50.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Eq.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Società Oleodotti Meridionali -	Rome	Italy	EUR	3,085,000	Eni SpA	70.00		Eq.
SOM SpA (†)					Third parties	30.00
South Italy Green Hydrogen Srl (†)	Rome	Italy	EUR	10,000	Eni SpA	50.00		Eq.
					Third parties	50.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Abu Dhabi Oil Refining Company	Abu Dhabi	United Arab	AED	500,000,000	Eni Abu Dhabi R&T	20.00		Eq.
(TAKREER)	(United Arab	Emirates			Third parties	80.00
	Emirates)
ADNOC Global Trading Ltd	Abu Dhabi	United Arab	USD	100,000,000	Eni Abu Dhabi R&T	20.00		Eq.
	(United Arab	Emirates			Third parties	80.00
	Emirates)
AET - Raffineriebeteiligungsgesellschaft	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
mbH (†)	(Germany)				Third parties	66.67
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
	(Germany)				Third parties	80.00
City Carburoil SA (†)	Monteceneri	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
	(Switzerland)				Third parties	50.09

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

128	Eni Interim Consolidated Report 2022

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Egyptian International Gas	New Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00			Co.
Technology Co	(Egypt)				Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Eni International BV	22.50			Eq.
	(Singapore)				Third parties	77.50
Fuelling Aviation Services GIE	Tremblay-	France	EUR	0	Eni France Sàrl	25.00			Co.
	en-France				Third parties	75.00
	(France)
Mediterranée Bitumes SA	Tunis	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
	(Tunisia)				Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500	Eni International BV	20.00	(a)		Eq.
	(Netherlands)				Routex BV	20.00
					Third parties	60.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Eni Suisse SA	20.00			Co.
	(Switzerland)				Third parties	80.00
Supermetanol CA (†)	Jose Puerto	Venezuela	VED	0	Ecofuel SpA	34.51	(b)	50.00	J.O.
	La Cruz				Supermetanol CA	30.07
	(Venezuela)				Third parties	35.42
TBG Tanklager Betriebsgesellschaft	Salzburg	Austria	EUR	43,603.70	Eni Marketing A. GmbH	50.00			Eq.
GmbH (†)	(Austria)				Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00			Eq.
	(Germany)				Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

(a) Controlling interest:	Eni International BV	25.00
	Third parties	75.00
(b) Controlling interest:	Ecofuel SpA	50.00
	Third parties	50.00

Interim consolidated report | Condensed consolidated interim financial statements | Annex	129

Chemical

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Eni Rewind SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,304,464	Versalis SpA	19.61		Eq.
					Eni Rewind SpA	11.51
					S.E.F. Srl	10.63
					Third parties	58.25
Matrìca SpA (†)	Porto Torres	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
	(SS)				Third parties	50.00
Novamont SpA	Novara	Italy	EUR	20,000,000	Versalis SpA	35.00		Eq.
					Third parties	65.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	37.22		Eq.
					Eni Rewind SpA	5.65
					Third parties	57.13
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Venezia	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
	Marghera (VE)				Eni Rewind SpA	38.39
					Third parties	13.17

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	551,800,000,000	Versalis SpA	50.00		Eq.
	(South Korea)				Third parties	50.00
Versalis Chem-invest Llp (†)	Uralsk City	Kazakhstan	KZT	64,194,000	Versalis International SA	49.00		Eq.
	(Kazakhstan)				Third parties	51.00
VPM Oilfield Specialty Chemicals Llc (†)	Abu Dhabi	United Arab	AED	1,000,000	Versalis International SA	49.00		Eq.
	(United Arab	Emirates			Third parties	51.00
	Emirates)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

130	Eni Interim Consolidated Report 2022

PLENITUDE & POWER

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
E-Prosume Srl (†)	Milan	Italy	EUR	100,000	Evolvere Venture SpA	50.00		Eq.
(in liquidation)					Third parties	50.00
Evogy Srl Società Benefit	Seriate (BG)	Italy	EUR	11,785.71	Evolvere Venture SpA	45.45		Eq.
					Third parties	54.55
GreenIT SpA(†)	San Donato	Italy	EUR	50,000	Eni Plenitude SpA SB	51.00		Eq.
	Milanese (MI)				Third parties	49.00
Renewable Dispatching Srl	Milan	Italy	EUR	200,000	Evolvere Venture SpA	40.00		Eq.
					Third parties	60.00
Tate Srl	Bologna	Italy	EUR	408,509.29	Evolvere Venture SpA	36.00		Eq.
					Third parties	64.00

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Bluebell Solar Class A Holdings II Llc	Wilmington	USA	USD	82,351,634	Eni New Energy US Inc	99.00		Eq.
	(USA)				Third parties	1.00
Clarensac Solar SAS	Meyreuil	France	EUR	25,000	Eni Plen. Op. Fr. SAS	40.00		Eq.
	(France)				Third parties	60.00
Doggerbank Offshore Wind Farm	Reading	United Kingdom	GBP	1,000	Eni North Sea Wind	20.00		Eq.
Project 1 Holdco Ltd (†)	(United Kingdom)				Third parties	80.00
Doggerbank Offshore Wind Farm	Reading	United Kingdom	GBP	1,000	Eni North Sea Wind	20.00		Eq.
Project 2 Holdco Ltd (†)	(United Kingdom)				Third parties	80.00
Doggerbank Offshore Wind Farm	Reading	United Kingdom	GBP	1,000	Eni North Sea Wind	20.00		Eq.
Project 3 Holdco Ltd (†)	(United Kingdom)				Third parties	80.00
Enera Conseil SAS (†)	Clichy	France	EUR	9,690	Eni G&P France SA	51.00		Eq.
	(France)				Third parties	49.00
EnerOcean SL (†)	Malaga	Spain	EUR	409,784	Eni Plenitude SpA SB	25.00		Eq.
	(Spain)				Third parties	75.00
Fotovoltaica Escudero SL	Valencia	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	45.00		Eq.
	(Spain)				Third parties	55.00
Gas Distribution Company of	Ampelokipi -	Greece	EUR	247,127,605	Eni Plenitude SpA SB	49.00		Co.
Thessaloniki - Thessaly SA (†)	Menemeni				Third parties	51.00
	(Greece)
Novis Renewables Holdings Llc	Wilmington	USA	USD	100	Eni New Energy US Inc	49.00		Eq.
	(USA)				Third parties	51.00
Novis Renewables Llc (†)	Wilmington	USA	USD	100	Eni New Energy US Inc	50.00		Eq.
	(USA)				Third parties	50.00
OVO Energy (France) SAS	Paris	France	EUR	6,748,592.66	Eni Plenitude SpA SB	0.25		Eq.
	(France)				Third parties	99.75
POW - Polish Offshore	Warsaw	Poland	PLN	5,000	Eni En. Solutions BV	95.00		Eq.
Wind-Co Sp zoo (†)	(Poland)				Third parties	5.00
Vårgrønn AS (†)	Stavanger	Norway	NOK	200,000	Eni En. Solutions BV	69.60		Eq.
	(Norway)				Third parties	30.40

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	131

Power

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Società EniPower Ferrara Srl (†)	San Donato	Italy	EUR	140,000,000	EniPower SpA	51.00	51.00	J.O.
	Milanese (MI)				Third parties	49.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†) Jointly controlled entity.

132	Eni Interim Consolidated Report 2022

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Consorzio per l’attuazione del Progetto	Frascati (RM)	Italy	EUR	1,000,000	Eni SpA	25.00			Co.
Divertor Tokamak Test DTT Scarl (†)					Third parties	75.00
Saipem SpA (#) (†)	San Donato	Italy	EUR	460,208,914.80	Eni SpA	30.54	(a)		Eq.
	Milanese (MI)				Saipem SpA	2.11
					Third parties	67.35

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Avanti Battery Company	Natick	USA	USD	1,090.29	Eni Next Llc			Eq.
	(USA)				Third parties
Commonwealth Fusion Systems Llc	Wilmington	USA	USD	215,000,514.83	Eni Next Llc			Eq.
	(USA)				Third parties
CZero Inc	Wilmington	USA	USD	8,116,660.78	Eni Next Llc			Eq.
	(USA)				Third parties
Form Energy Inc	Somerville	USA	USD	328,901,396.67	Eni Next Llc			Eq.
	(USA)				Third parties
Obantarla Corp.	Wilmington	USA	USD	20,499,995	Eni Next Llc			Eq.
	(USA)				Third parties
sHYp BV PBC	Wilmington	USA	USD	3,000,000	Eni Next Llc			Eq.
	(USA)				Third parties
Tecninco Engineering Contractors Llp (†)	Aksai	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00		Eq.
	(Kazakhstan)				Third parties	51.00
Thiozen Inc	Wilmington	USA	USD	2,999,987.81	Eni Next Llc			Eq.
	(USA)				Third parties

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
HEA SpA (†)	Bologna	Italy	EUR	50,000	Eni Rewind SpA	50.00		Co.
					Third parties	50.00
Progetto Nuraghe Scarl	Porto Torres	Italy	EUR	10,000	Eni Rewind SpA	48.55		Eq.
	(SS)				Third parties	51.45

(*)	F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted on regulated market of Italy or of other EU countries.
(†)	Jointly controlled entity.
(a)	Controlling interest:	Eni SpA	31.20
		Third parties	68.80

Interim consolidated report | Condensed consolidated interim financial statements | Annex	133

OTHER SIGNIFICANT INVESTMENTS

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
BF SpA (#)	Jolanda di Savoia	Italy	EUR	187,059,565	Eni Natural Energies SpA	3.32	F.V.
	(FE)				Third parties	96.68
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	138,000	Eni SpA	16.67	F.V.
per la Qualità e l’Innovazione					Third parties	83.33

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Administradora del Golfo	Caracas	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
de Paria Este SA	(Venezuela)					Third parties	80.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	F.V.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	187,569,921.42		Eni G&P LNG Aus. BV	10.99	F.V.
	(Australia)					Third parties	89.01
New Liberty Residential Co Llc	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	F.V.
	(USA)					Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	F.V.
	(Nigeria)					Third parties	89.60
North Caspian Operating Company NV	The Hauge	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	F.V.
	(Netherlands)					Third parties	83.19
OPCO - Sociedade Operacional	Luanda	Angola	AOA	7,400,000		Eni Angola Prod. BV	13.60	F.V.
Angola LNG SA	(Angola)					Third parties	86.40
Petrolera Güiria SA	Caracas	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
	(Venezuela)					Third parties	80.50
SOMG - Sociedade de Operações	Luanda	Angola	AOA	7,400,000		Eni Angola Prod. BV	10.57	F.V.
e Manutenção de Gasodutos SA	(Angola)					Third parties	89.43
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50	F.V.
	(Egypt)					Third parties	87.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

(a) Shares without nominal value.

134	Eni Interim Consolidated Report 2022

GLOBAL GAS & LNG PORTFOLIO

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Friedeburg-Etzel	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	135

REFINING & MARKETING AND CHEMICAL

Refining & Marketing

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
BFS Berlin Fuelling Services GbR	Berlin	Germany	EUR	89,199		Eni Deutsch. GmbH	12.50	F.V.
	(Germany)					Third parties	87.50
Compania de Economia Mixta	Cuenca	Ecuador	USD	6,863,493		Eni Ecuador SA	13.38	F.V.
“Austrogas”	(Ecuador)					Third parties	86.62
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre	France	EUR	207,500		Eni France Sàrl	18.00	F.V.
	(France)					Third parties	82.00
Dépôts Pétroliers de Fos SA	Fos-Sur-Mer	France	EUR	3,954,196.40		Eni France Sàrl	16.81	F.V.
	(France)					Third parties	83.19
Joint Inspection Group Ltd	Cambourne	United Kingdom	GBP	0	(a)	Eni SpA	12.50	F.V.
	(United Kingdom)					Third parties	87.50
Saudi European Petrochemical Co	Al Jubail	Saudi Arabia	SAR	1,200,000,000		Ecofuel SpA	10.00	F.V.
“IBN ZAHR”	(Saudi Arabia)					Third parties	90.00
S.I.P.G. Société Immobilière Pétrolière	Tremblay-en-	France	EUR	40,000		Eni France Sàrl	12.50	F.V.
de Gestion Snc	France					Third parties	87.50
	(France)
Sistema Integrado de Gestion	Madrid	Spain	EUR	175,713		Eni Iberia SLU	15.45	F.V.
de Aceites Usados	(Spain)					Third parties	84.55
Tanklager - Gesellschaft Tegel	Hamburg	Germany	EUR	4,953		Eni Deutsch. GmbH	12.50	F.V.
(TGT) GbR	(Germany)					Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	F.V.
	(Switzerland)					Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309		Eni International BV	12.00	F.V.
	(Ghana)					Third parties	88.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

136	Eni Interim Consolidated Report 2022

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
New Energy One Acquisition Corporation Plc (#)	London (United Kingdom)	United Kingdom	GBP	71,875	Eni International BV Third parties	3.92 96.08	F.V.

Other activities

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Eni Rewind SpA	30.00	F.V.
(in bankruptcy)					Third parties	70.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#) Company with shares quoted on regulated market of extra-EU countries.

Interim consolidated report | Condensed consolidated interim financial statements | Annex	137

Changes in the scope of consolidation for the first half 2022

Fully consolidated subsidiaries

COMPANIES INCLUDED (No. 32)

Brazoria Class B Member Llc	Dover	Plenitude	Relevancy
Brazoria HoldCo Llc	Dover	Plenitude	Relevancy
Corazon Energy Class B Llc	Dover	Plenitude	Acquisition
Corazon Energy Llc	Dover	Plenitude	Acquisition
Corazon Tax Equity Partnership Llc	Dover	Plenitude	Acquisition
Eni New Energy Australia Pty Ltd	Perth	Plenitude	Relevancy
Eni New Energy Batchelor Pty Ltd	Perth	Plenitude	Relevancy
Eni New Energy Katherine Pty Ltd	Perth	Plenitude	Relevancy
Eni New Energy Manton Dam Pty Ltd	Perth	Plenitude	Relevancy
Eni Plenitude Renewables Hellas Single Member SA	Athens	Plenitude	Acquisition
Eni Transporte y Suministro México S. de RL de CV	Mexico City	Refining & Marketing	Relevancy
Guajillo Energy Storage Llc	Dover	Plenitude	Acquisition
SKGRPV1 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV2 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV3 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV4 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV5 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV6 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV7 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV8 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV9 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV10 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV11 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV12 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV13 Single Member Private Company	Athens	Plenitude	Acquisition

138	Eni Interim Consolidated Report 2022

SKGRPV14 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV15 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV16 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV17 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV18 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV19 Single Member Private Company	Athens	Plenitude	Acquisition
SKGRPV20 Single Member Private Company	Athens	Plenitude	Acquisition

COMPANIES EXCLUDED (No. 6)

Eni Mozambique Engineering Ltd	London	Exploration & Production	Irrelevancy
Eni South Africa BV	Amsterdam	Exploration & Production	Irrelevancy
Eolica Lucana Srl	Milan	Plenitude	Fusion
Green Energy Management Services Srl	Rome	Plenitude	Fusion
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Other activities	Sale
Mizamtec Operating Company S. de RL de CV	Mexico City	Exploration & Production	Irrelevancy

Eni SpA

Headquarters

Piazzale Enrico Mattei,1 - Rome - Italy

Capital Stock as of June 30, 2022 :€ 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

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Contacts

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